  As filed with the Securities and Exchange Commission on July 9, 2001.


                                                Registration No. 333-62962

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                             AMENDMENT NO. 1


                                    TO

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                --------------

                           CIRCUIT CITY STORES, INC.
              (Exact name of registrant as specified in charter)
       Commonwealth of Virginia                      54-0493875
    (State or other jurisdiction of     (I.R.S. Employer Identification No.)
    incorporation or organization)
                              9950 Mayland Drive
                           Richmond, Virginia 23233
                                (804) 527-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              W. Alan McCollough
                     President and Chief Executive Officer
                           Circuit City Stores, Inc.
                              9950 Mayland Drive
                           Richmond, Virginia 23233
                                (804) 527-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

                                --------------

                                  Copies to:
      Robert L. Burrus, Jr., Esq.              Raymond W. Wagner, Esq.
           McGuireWoods LLP                  Simpson Thacher & Bartlett
           One James Center                     425 Lexington Avenue
         901 East Cary Street                 New York, New York 10017
       Richmond, Virginia 23219                    (212) 455-2000
            (804) 775-1000                   (212) 455-2502 (facsimile)
      (804) 698-2023 (facsimile)

                                --------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.


                                --------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued July 9, 2001


                                7,500,000 Shares


                           Circuit City Stores, Inc.
                           CARMAX GROUP COMMON STOCK

                                  -----------

Circuit City Stores, Inc. is offering 7,500,000 shares of its CarMax group stock intended to reflect the separate performance of its CarMax business. The shares being sold in the offering are shares of CarMax group stock that we have reserved for the Circuit City group. We intend to use all of the proceeds of the offering to fund operations of the Circuit City group.

                                  -----------

CarMax group stock is listed on the New York Stock Exchange under the symbol "KMX." On July 6, 2001, the last reported sale price of the CarMax group stock was $15.70 per share.


                                  -----------

Investing in CarMax group stock involves risks. See "Risk Factors" beginning on page 10.


                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                               Underwriting
                                      Price to Discounts and     Proceeds to
                                       Public   Commissions  Circuit City Stores
                                      -------- ------------- -------------------
Per Share............................   $          $                $
Total................................  $           $                $

Circuit City Stores, Inc. has granted the underwriters the right to purchase up to an additional 1,125,000 shares of CarMax group stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of CarMax group
stock to purchasers on    , 2001.


                                  -----------

MORGAN STANLEY


                                             BANC OF AMERICA SECURITIES LLC


                            UBS WARBURG


   , 2001

                    [PHOTO OF CARMAX SUPERSTORE - INSIDE]


                    [PHOTO OF CARMAX SUPERSTORE - OUTSIDE]

                               TABLE OF CONTENTS


                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................   10
Special Note Regarding Forward-
 Looking Statements.................   21
Use of Proceeds.....................   22
Price Range of CarMax Group Stock...   22
Dividend Policy.....................   22
Selected Financial Data of the
 CarMax Group.......................   23
Selected Consolidated Financial Data
 of Circuit City Stores, Inc........   24
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations of Circuit City
 Stores, Inc........................   26


                                      Page
                                      ----
Business of the CarMax Group........   43
Management of CarMax................   56
Management of Circuit City Stores,
 Inc................................   57
Business of the Circuit City Group..   58
Description of Capital Stock........   62
Inter-Group Policies................   84
United States Federal Income Tax
 Consequences.......................   86
Underwriters........................   89
Legal Matters.......................   90
Experts.............................   91
Where You Can Find More
 Information........................   91


                               ----------------

   Circuit City Stores, Inc. is a Virginia corporation with principal executive offices located at 9950 Mayland Drive, Richmond, Virginia 23233,
(804) 527-4000. Our Web site address is http://www.CircuitCity.com. The information on our Web site is not part of this prospectus.

                               ----------------

   In this prospectus, "Circuit City Stores," "we," "us" and "our" refer to Circuit City Stores, Inc. and our wholly owned subsidiaries, unless the context requires otherwise. The term "CarMax group stock" refers to our common stock, par value $.50 per share, which is intended to reflect the performance of our CarMax business. The term "Circuit City group stock" refers to our common stock, par value $.50 per share, which is intended to reflect the performance of our businesses other than our CarMax business, and includes the Circuit City consumer electronics business and the shares of CarMax group stock we have reserved for the Circuit City group or for issuance to holders of Circuit City group stock.

                               ----------------

   You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sales of common stock.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information included or incorporated by reference in this prospectus. Unless we indicate otherwise, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

                           CIRCUIT CITY STORES, INC.

   We are a leading national retailer of brand-name consumer electronics, personal computers and entertainment software as well as the pioneer of the used-car superstore concept. At May 31, 2001, our Circuit City business included 594 Superstores in 161 markets and 32 Circuit City Express mall stores. Our CarMax business at May 31, 2001, operated 40 retail units from 37 locations, including 33 used-car superstores and satellite stores, and 21 new-car franchises. Our finance operations provide consumer revolving credit and automobile installment loans. For fiscal year 2001, we generated net sales and operating revenues of $13.0 billion and net earnings of $160.8 million.


   In early 1997, with the approval of our shareholders, we changed our capital structure and created two common stock series. Our common stock existing at that time was renamed Circuit City group stock. We conducted an offering in which approximately 22 million shares of the other series, called CarMax group stock, were offered to the public. At June 30, 2001, shares of CarMax group stock reserved for the Circuit City group or for issuance to holders of Circuit City group stock represented approximately 74% of the total outstanding or reserved shares of CarMax group stock, excluding shares reserved under our stock incentive plans for our employees and directors.


Characteristics of Tracking Stock

   Our CarMax group stock is intended to reflect the performance of the CarMax group and our Circuit City group stock is intended to reflect the performance of the Circuit City group. However, they are series of our common stock, not of the group they are intended to track. Accordingly, holders of CarMax group stock and Circuit City group stock are subject to all of the risks of an equity investment in us and all of our businesses, assets and liabilities. Neither shares of CarMax group stock nor shares of Circuit City group stock represent a direct equity or legal interest solely in the assets and liabilities allocated to a particular group. Instead those shares represent direct equity and legal interests in the assets and liabilities of Circuit City Stores.

   Holders of CarMax group stock and Circuit City group stock generally vote as a single class on all matters submitted to a vote of our shareholders, including the election of directors. The vote per share of the CarMax group stock is different from the vote per share of the Circuit City group stock. The Circuit City group stock has one vote per share. The vote of the CarMax group stock is based on the market price of a share of CarMax group stock relative to the market price of a share of Circuit City group stock measured over a 20-day period occurring before the record date for a shareholder meeting.

   The market price of the CarMax group stock may not accurately reflect the reported financial results and prospects of the CarMax group or the dividend policies established by our board of directors with respect to the CarMax group stock. The market price of the Circuit City group stock may not accurately reflect the reported financial results and prospects of the Circuit City group or the dividend policies established by our board of directors with respect to the Circuit City group stock. Events affecting our company generally or the results of one group could adversely affect the results of operations of the other group or the market price of the common stock tracking the other group. In addition, holders of CarMax group stock and Circuit City group stock may have conflicting interests, which could be resolved by our board to the detriment of one group or the other.

The CarMax Group

   In 1993, we pioneered the used-car superstore concept when we opened the first CarMax location in Richmond, Virginia. We purchase, recondition and sell used vehicles. We also sell new vehicles under franchise agreements with DaimlerChrysler, Mitsubishi, Nissan, Toyota, BMW, Ford and General Motors. CarMax provides customers the opportunity to purchase vehicles the same way they buy other retail products, with friendly service and non-negotiated low prices. For fiscal year 2001, the CarMax group generated net sales and operating revenues of $2.5 billion and net earnings of $45.6 million. Sales of used cars, which is the major part of the CarMax business, represented approximately 81% of the CarMax group's total vehicle sales in dollars in fiscal 2001.


   As of May 31, 2001, we operated 40 CarMax retail units from 37 locations, including 33 used-car superstores and satellite stores, two co-located new-car stores and five stand-alone new-car franchises. In total, we operated 21 new-car franchises.


   Our CarMax used-car locations feature a broad selection of top-quality domestic and imported used cars and trucks, with a wide range of prices appealing to a large range of potential customers. Our used-car selection covers popular brands from manufacturers such as DaimlerChrysler, Ford, General Motors, Honda, Mitsubishi, Nissan and Toyota and specialty brands such as BMW and Lexus. All used vehicles undergo a comprehensive, certified quality inspection by CarMax service technicians and are reconditioned to ensure that they meet CarMax quality standards. We back our commitment to quality with a five-day or 250-mile money-back guarantee and a 30-day limited warranty.

   Every CarMax customer receives the same competitive price without having to negotiate. We have extended our CarMax "no-haggle" philosophy to every stage of the vehicle transaction, including financing rates, accessories, extended warranty pricing and our low vehicle documentation fees. We have replaced the traditional trade-in transaction with a process in which trained CarMax buyers appraise any vehicle and provide the vehicle's owner with a written guaranteed cash offer that is good for seven days or 300 miles. The appraisal process is available to everyone, whether or not the individual is purchasing a vehicle from CarMax.

   Our stores are supported by an advanced information system that improves the customer experience while providing tightly integrated automation of all operating functions. Customers can select a range of vehicles using touch-screen computers that display their choices and provide a map of the lot to assist them in their selection process. Online financing and computer-assisted document preparation help ensure rapid completion of the sales transaction.

   Our proprietary store technology provides our management with real-time intelligence about every aspect of store operation, such as inventory management, pricing, vehicle transfers, wholesale auctions and sales consultant productivity. Through inventory management systems and controls, we minimize inventory carrying costs. The CarMax information system enables us to track each vehicle throughout the sales process. Using the information provided by the CarMax information system and applying sophisticated statistical modeling techniques, we are able to optimize inventory mix and display by store, anticipate future inventory needs at each store, evaluate sales consultant performance and refine our vehicle pricing strategy. We dispose of any vehicle that has not been sold at retail in accordance with our strict inventory aging policies.

   We offer CarMax customers an opportunity to obtain prime financing for vehicle purchases through our own finance operation or through Bank of America. In addition, Chrysler Financial, BMW Financial, Ford Motor Credit, General Motors Acceptance, Mitsubishi Motors Credit, Nissan Motors Acceptance and Toyota Motors Financial Services offer prime financing to customers purchasing new vehicles at applicable CarMax locations. Non-prime financing is offered by TransSouth Financial at all CarMax locations and by Wells Fargo Financial Acceptance and AmeriCredit Financial Services on a regional basis, with no financial recourse to us.

   We plan to continue growing the CarMax group's revenues and enhancing profit margins by:

  .  entering new mid-sized markets;


  . expanding our presence in existing multi-store markets using our hub-and-satellite fill-in store strategy;

  . continuing to develop and take advantage of our sophisticated information systems and controls; and

  .  leveraging overhead across our store base.

   Through fiscal 1999, we utilized three CarMax superstore formats that varied in display capacity depending on several factors, including local market size and consumer demand:

  . "A" stores designed to serve primarily small and medium-sized markets and trade areas in large metropolitan markets, with approximately 45,000 to 50,000 square feet of building space and a display capacity of up to 600 vehicles, and

  . "B" and "C" stores designed for large markets and trade areas, with approximately 74,000 to 97,000 square feet of building space and a display capacity of 800 to 1,000 vehicles.

   Despite the success of our "B" and "C" superstores in some markets, we found that in general they were too large to be economically efficient. Consequently, in fiscal 1999, we downsized the two remaining "B" and "C" stores we were developing to "A" stores. In addition, we have focused our near-term expansion on adding "A" stores in new, mid-sized markets that can be served effectively with one CarMax superstore. These "A" store prototypes are located on 10 to 14 acres and have approximately 24 service and reconditioning bays.


   In addition, in late fiscal 1999, we began testing a hub-and-satellite operating strategy in our existing multi-store markets. Under our hub-and-satellite operating model, a satellite store uses the reconditioning, purchasing and business office operations of a nearby full-sized hub superstore. The consumer offer is identical in both the hub and satellite stores. Our prototypical satellite store operates from an approximately 14,000-square-foot facility, is located on five to six acres and has four to seven service bays for regular maintenance and warranty service. We opened two prototypical satellite stores late in fiscal 1999 and two more in fiscal 2000. We have also converted six of our existing locations to serve as satellite stores in order to leverage overhead at nearby hub stores.

The Circuit City Group

   Our Circuit City business is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. We sell video equipment; audio equipment; mobile electronics, including car stereo systems and security systems; home office products; and other consumer electronic products, including cellular phones, entertainment software and accessories. Until fiscal 2001, we also sold major appliances. However, during that year we exited that category and remerchandised the appliance selling space with expanded selections of consumer electronics, home office products and entertainment software.

   As of May 31, 2001, we operated 626 Circuit City retail locations throughout the United States. We have established our presence in virtually all of the nation's top 100 markets and expect to continue adding to the existing Circuit City store base as attractive market opportunities arise. During fiscal 2001, in connection with our exit from the appliance category, we partially remodeled more than 500 of our Circuit City Superstore locations. We also fully remodeled 26 Superstores to incorporate the store design that we were using for our new stores. Although consumer reaction to the full remodels was favorable, they were more costly and disruptive than we had anticipated. Therefore, we reduced our remodeling plan for fiscal 2002 and are testing modified remodel designs. The modified designs are intended to achieve comparable enhancements to the shopping experience while reducing associated cost and disruption to sales.

   Each Circuit City store location follows detailed operating procedures and merchandising programs. Included are procedures for inventory maintenance, customer relations, store administration, merchandise display, store security and the demonstration and sale of products. Merchandise lines vary from location to location based on store size and market characteristics. Most merchandise is supplied directly to the stores from one of our eight automated distribution centers, which are strategically located around the country.

   The consumer electronics industry is highly competitive. Our competitors include large specialty, discount or warehouse retailers as well as local, regional and non-bricks-and-mortar retailers. We use service, selection and pricing to differentiate Circuit City from the competition. As part of our competitive strategy, Circuit City Superstores offer a broad selection of merchandise that includes 3,100 to 4,300 brand-name items, excluding entertainment software, depending on the selling square footage of the Superstore. Professionally trained sales counselors, convenient credit options, factory-authorized product repair, home delivery, installation centers for automotive electronics, exchange and no-lemon policies and extended warranties reflect a strong commitment to customer service. We strive to maintain highly competitive prices and offer customers a low-price guarantee.

   Because consumer electronics and personal computers represent relatively large purchases for the average consumer, our Circuit City business is affected by consumer credit availability, which varies with the state of the economy and the location of a particular store. In fiscal 1991, we established a credit card finance operation to issue a Circuit City private-label credit card. Our Circuit City finance operation's credit extension, customer service and collection operations are fully automated with state-of-the-art technology to maintain a high level of profitability and customer service.

   In fiscal 2002, we are focusing on improved sales counselor training and other new programs involving store operations that we believe will enhance customer service and store productivity. In addition, we introduced in July 2001 a new marketing campaign to help increase foot traffic at all Circuit City Superstores. This campaign, which features a new logo, focuses on the differentiated customer service that consumers can find at a Circuit City store. We believe that the campaign, combined with strong customer service delivery by our employees, our product offerings and a more contemporary store shopping experience will help the Circuit City business gain market share.


   As of June 30, 2001, 75,440,000 shares of CarMax group stock were reserved for the Circuit City group or for issuance to holders of Circuit City group stock. As of that date, shares of CarMax group stock reserved for the Circuit City group represented approximately 74% of the total outstanding or reserved shares of CarMax group stock, excluding shares reserved under our stock incentive plans for employees and directors. We allocate to the Circuit City group the portion of the net earnings (loss) of the CarMax group attributed to the shares of CarMax group stock reserved for the Circuit City group or for issuance to holders of Circuit City group stock. In fiscal 2001, the Circuit City group generated net sales and operating revenue of $10.5 billion and had earnings from continuing operations of $149.2 million.

                                  THE OFFERING


CarMax group stock offered...................        7,500,000 shares

CarMax group stock outstanding as of June 30,
 2001........................................       26,643,573 shares
                                                   ------------------

Total CarMax group stock outstanding as
 of June 30, 2001 (as adjusted to give
 effect to this offering)...............            34,143,573 shares

CarMax group stock reserved for the Circuit City
 group or for issuance to holders of Circuit City
 group stock as of June 30, 2001 (as adjusted to
 give effect to this offering)..........            67,940,000 shares
                                                   ------------------
Total CarMax group stock outstanding or reserved
 as of June 30, 2001.........................      102,083,573 shares
                                                   ==================
Over-allotment option........................        1,125,000 shares



Use of proceeds..............................  We will receive net proceeds from this
                                               offering of approximately $   . We intend
                                               to use all of the net proceeds of the
                                               offering, including any net proceeds
                                               resulting from the exercise by the
                                               underwriters of their over-allotment
                                               option, for general purposes of the Circuit
                                               City group, including the ongoing
                                               remodeling of our Circuit City Superstores.

NYSE symbol..................................  KMX


   The shares of CarMax group stock outstanding or reserved as of June 30, 2001 exclude shares of CarMax group stock reserved under our stock incentive plans for employees and directors (including the 4,637,000 shares subject to issuance pursuant to stock options issued under our stock incentive plans).


   The shares of CarMax group stock to be issued in connection with this offering (including shares subject to the underwriters' over-allotment option) will come from shares of CarMax group stock reserved for the Circuit City group or for issuance to holders of Circuit City group stock. The issuance of these shares will reduce the number of shares of CarMax group stock we have reserved for the Circuit City group or for issuance to holders of Circuit City group stock.

                               CARMAX GROUP STOCK

   The following table summarizes the terms of the CarMax group stock. This summary should be read together with the more detailed information set forth under "Description of Capital Stock--CarMax Group Stock."

   Dividends:                           We do not intend to pay dividends on
                                        the CarMax group stock for the
                                        foreseeable future.

   Voting Rights:                       Variable, based on the average market
                                        value of the CarMax group stock
                                        relative to the average market value of
                                        the Circuit City group stock.

  Conversion at the Option of           Convertible into the number of shares
  Our Board of Directors:               of Circuit City group stock equaling
                                        115% of the relative average market
                                        values of the two series of common
                                        stock.

  Redemption in Exchange for            Redeemable for common stock of our
  the Stock of a Subsidiary             subsidiaries holding all of the assets
  at the Option of Our Board            and liabilities of the CarMax group.
  of Directors:

  Rights on Sale of 80% or              Holders will receive a special
  More of the Assets                    dividend, their shares will be wholly
  Attributed to the CarMax              or partially redeemed, or their shares
  Group:                                will be converted into the number of
                                        shares of Circuit City group stock
                                        equaling 110% of the relative average
                                        market values of the two series of
                                        common stock.

   Liquidation:                         Holders of CarMax group stock and
                                        Circuit City group stock will share the
                                        assets of Circuit City Stores remaining
                                        for distribution to holders of common
                                        stock in proportion to each series'
                                        respective liquidation units per share.
                                        Each share of CarMax group stock and
                                        each share of Circuit City group stock
                                        has one liquidation unit.

                   SUMMARY FINANCIAL DATA OF THE CARMAX GROUP

   The following summary financial data for each of the fiscal years 1997 through 2001 are derived from financial statements of the CarMax group for those years, which have been audited by KPMG LLP, independent auditors. The summary financial data as of May 31, 2001 and 2000 and for the three months ended May 31, 2001 and 2000 have been derived from the CarMax group's unaudited financial statements and, in our opinion, reflect all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the data for those periods. The CarMax group's results of operations for the three months ended May 31, 2001 may not be indicative of results that may be expected for the full year. You should read the table below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Circuit City Stores, Inc." included in this prospectus and the CarMax group financial statements and related notes and the Circuit City Stores, Inc. consolidated financial statements and related notes incorporated by reference in this prospectus.



                           Three Months
                           Ended May 31,               Year Ended February 28 or 29,
                         ------------------  -------------------------------------------------------
                           2001      2000       2001        2000        1999        1998      1997
                         --------  --------  ----------  ----------  ----------   --------  --------
                            (In thousands, except sales change and number of stores data)
RESULTS OF OPERATIONS
Net sales and operating
 revenues............... $796,820  $625,741  $2,500,991  $2,014,984  $1,466,298   $874,206  $510,249
Cost of sales...........  692,860   540,279   2,171,232   1,774,619   1,294,032    800,699   466,788
                         --------  --------  ----------  ----------  ----------   --------  --------
  Gross profit..........  103,960    85,462     329,759     240,365     172,266     73,507    43,461
                         --------  --------  ----------  ----------  ----------   --------  --------
Selling, general and
 administrative
 expenses...............   58,550    59,444     244,167     228,200     204,422    127,822    53,111
Interest expense........    2,551     3,528      12,110      10,362       6,393      1,789     6,279
                         --------  --------  ----------  ----------  ----------   --------  --------
Total expenses..........   61,101    62,972     256,277     238,562     210,815    129,611    59,390
                         --------  --------  ----------  ----------  ----------   --------  --------
  Earnings (loss) before
   income taxes.........   42,859    22,490      73,482       1,803     (38,549)   (56,104)  (15,929)
Income tax provision
 (benefit)..............   16,287     8,546      27,918         685     (15,035)   (21,881)   (6,611)
                         --------  --------  ----------  ----------  ----------   --------  --------
  Net earnings (loss)... $ 26,572  $ 13,944  $   45,564  $    1,118  $  (23,514)  $(34,223) $ (9,318)
                         ========  ========  ==========  ==========  ==========   ========  ========

OTHER DATA
Percentage sales change
 from prior comparable
 period:
  Total.................       27%       29%         24%         37%         68 %       71%       85%
  Comparable stores.....       27%       14%         17%          2%         (2)%        6%       23%
Number of stores at
 fiscal period-end......       40        40          40          40          31         18         7

                           As of May 31,                  As of February 28 or 29,
                         ------------------  -------------------------------------------------------
                           2001      2000       2001        2000        1999        1998      1997
                         --------  --------  ----------  ----------  ----------   --------  --------
                                                    (In thousands)
BALANCE SHEET DATA
Working capital......... $307,585  $349,334  $  266,970  $  229,547  $  259,200   $177,028  $300,504
Total assets............  795,402   719,086     710,953     675,495     571,198    448,322   427,187
Total liabilities.......  374,469   359,007     319,450     330,506     230,783     88,376    35,371
Group net worth.........  420,933   360,079     391,503     344,989     340,415    359,946   391,816

        SUMMARY CONSOLIDATED FINANCIAL DATA OF CIRCUIT CITY STORES, INC.

   The following summary consolidated financial data for each of the fiscal years 1997 through 2001 are derived from our consolidated financial statements for those years, which have been audited by KPMG LLP, independent auditors. The summary financial data as of May 31, 2001 and 2000 and for the three months ended May 31, 2001 and 2000 have been derived from our unaudited financial statements and, in our opinion, reflect all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the data for those periods. Our results of operations for the three months ended May 31, 2001 may not be indicative of results that may be expected for the full year. You should read the table below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Circuit City Stores, Inc." included in this prospectus and our consolidated financial statements and related notes incorporated by reference in this prospectus.



                           Three Months Ended
                                 May 31,                      Year Ended February 28 or 29,
                          --------------------- ------------------------------------------------------------
                             2001       2000       2001        2000         1999         1998        1997
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
                                               (In thousands, except per share data)
RESULTS OF OPERATIONS
Net sales and operating
 revenues...............  $2,678,474 $3,074,851 $12,959,028 $12,614,390  $10,810,468  $8,870,797  $7,663,811
Cost of sales, buying
 and warehousing .......   2,112,121  2,391,589  10,135,380   9,751,833    8,354,230   6,827,133   5,902,711
Appliance exit costs....          --         --      28,326          --           --          --          --
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
Gross profit............     566,353    683,262   2,795,322   2,862,557    2,456,238   2,043,664   1,761,100
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
Selling, general and
 administrative
 expenses ..............     535,994    579,206   2,514,912   2,309,593    2,086,838   1,815,275   1,498,681
Appliance exit costs....          --         --       1,670          --           --          --          --
Interest expense........       2,992      6,221      19,383      24,206       28,319      26,861      29,782
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
Total expenses..........     538,986    585,427   2,535,965   2,333,799    2,115,157   1,842,136   1,528,463
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
 Earnings from
  continuing operations
  before income taxes...      27,367     97,835     259,357     528,758      341,081     201,528     232,637
Provision for income
 taxes..................      10,400     37,177      98,555     200,928      129,611      76,581      88,403
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
 Earnings from
  continuing
  operations............      16,967     60,658     160,802     327,830      211,470     124,947     144,234
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
Discontinued operations:
 Loss from discontinued
  operations of Divx,
  less income tax
  benefit...............          --         --          --     (16,215)     (68,546)    (20,636)     (7,820)
 Loss on disposal of
  Divx, less income tax
  benefit...............          --         --          --    (114,025)          --          --          --
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
 Loss from discontinued
  operations............          --         --          --    (130,240)     (68,546)    (20,636)     (7,820)
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
 Net earnings...........  $   16,967 $   60,658 $   160,802 $   197,590  $   142,924  $  104,311  $  136,414
                          ========== ========== =========== ===========  ===========  ==========  ==========
Net earnings (loss)
 attributed to:
 Circuit City group
  stock:
 Continuing operations..  $   10,135 $   57,123 $   149,247 $   327,574  $   216,927  $  132,710  $  144,500
 Discontinued
  operations............          --         --          --    (130,240)     (68,546)    (20,636)     (7,820)
 CarMax group stock.....       6,832      3,535      11,555         256       (5,457)     (7,763)       (266)
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
                          $   16,967 $   60,658 $   160,802 $   197,590  $   142,924  $  104,311  $  136,414
                          ========== ========== =========== ===========  ===========  ==========  ==========
Net earnings (loss) per
 share attributed to:
 Circuit City group
  stock basic:
 Continuing operations..  $     0.05       0.28 $      0.73 $      1.63  $      1.09  $     0.68  $     0.74
 Discontinued
  operations............          --         --          --       (0.65)       (0.34)      (0.11)      (0.04)
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
 Net earnings...........  $     0.05 $     0.28 $      0.73 $      0.98  $      0.75  $     0.57  $     0.70
                          ========== ========== =========== ===========  ===========  ==========  ==========
 Circuit City group
  stock diluted:
 Continuing operations..  $     0.05       0.28 $      0.73 $      1.60  $      1.08  $     0.67  $     0.73
 Discontinued
  operations............          --         --          --       (0.64)       (0.34)      (0.10)      (0.04)
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
 Net earnings...........  $     0.05 $     0.28 $      0.73 $      0.96  $      0.74  $     0.57  $     0.69
                          ========== ========== =========== ===========  ===========  ==========  ==========
 CarMax group stock
  basic.................  $     0.26 $     0.14 $      0.45 $      0.01  $     (0.24) $    (0.35) $    (0.01)
                          ========== ========== =========== ===========  ===========  ==========  ==========
 CarMax group stock
  diluted...............  $     0.25 $     0.13 $      0.43 $      0.01  $     (0.24)      (0.35)      (0.01)
                          ========== ========== =========== ===========  ===========  ==========  ==========

                             As of May 31,                    As of February 28 or 29,
                         --------------------- ------------------------------------------------------
                            2001       2000       2001       2000       1999       1998       1997
                         ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                        (In thousands)
BALANCE SHEET DATA
Working capital......... $1,587,868 $1,644,074 $1,555,580 $1,536,456 $1,430,710 $1,240,523 $1,326,482
Total assets............  3,814,747  3,834,644  3,871,333  3,955,348  3,445,266  3,231,701  3,081,173
Long-term debt
 (including current
 installments)..........    248,250    251,320    248,525    426,585    429,292    425,593    431,780
Total liabilities.......  1,435,424  1,592,730  1,514,850  1,813,174  1,540,136  1,501,662  1,466,317
Total stockholders'
 equity.................  2,379,323  2,241,914  2,356,483  2,142,174  1,905,130  1,730,039  1,614,856

                                 RISK FACTORS

   You should carefully consider the following risks and other information included or incorporated by reference in this prospectus before investing in shares of CarMax group stock.

Risk Factors Relating to the Business of the CarMax Group.

Failure to open and operate new CarMax stores successfully could adversely affect our future results of operations.

   Our business strategy calls for the expansion of the CarMax store base to generate additional revenues without increasing overhead proportionately. We expect to open approximately two stores in fiscal 2002, four to six stores in fiscal 2003 and six to eight stores in each of fiscal 2004, 2005 and 2006. We cannot assure you that we will be able to open and operate new stores effectively without substantial costs, delays or operational or financial problems, including as a result of:

  .  the lack of availability of suitable store sites at reasonable costs;

  . the possibility that our standard store prototype may not be effective in new mid-sized markets;


  . the possibility that our satellite store prototype may not be effective in some of our existing multi-store markets;

  .  difficulties we may encounter in obtaining necessary additional capital;
     and

  . difficulties we may encounter in attracting and retaining additional qualified personnel.

   These factors could have a material adverse effect on the expansion of our store base and, as a result, our future operating results.

We operate in a highly competitive industry and new entrants to the industry could adversely affect our business.

   Automotive retailing in the United States is highly competitive. In the used-vehicle market, we compete with existing franchised and independent dealers, rental companies and private parties. We believe that companies could decide to enter the market because of the potential for high sales volume per location as well as the fragmentation and the relatively high gross margins that exist in the industry. In addition, many franchised new-car dealerships have increased their focus on the used-vehicle market in recent years. Part of our business strategy is to position the CarMax group as a low-price, low-cost operator in the industry. However, increased competition, particularly from new entrants adopting non-traditional selling methods similar to those that we use, may result in increased wholesale costs for used cars and lower-than-expected retail sales prices and margins.

The inability to obtain funding through sale-leaseback transactions, securitization facilities or other sources may adversely affect our CarMax business and our expansion plans.

   We will continue to need substantial capital to fund the opening and operation of new CarMax stores. Most of our capital expenditures have been funded through sale-leaseback transactions and allocated short- and long-term debt. In addition, we sell most of our automobile installment loan receivables through asset securitization facilities. Our ability to continue undertaking both sale-leaseback and securitization transactions, and to do so on economically favorable terms, depends in large part on factors that are beyond our control. These factors include:


  .  conditions in the securities and finance markets generally;

  .  prevailing interest rates; and

  . conditions in the markets for securitized instruments and lease financings.

Any reduction in inventory availability or increase in inventory costs that are not reflected in retail market prices would adversely affect our business.

   We acquire a significant proportion of our used-vehicle inventory through our appraisal process and through auctions. To a lesser extent, we also acquire used vehicles from wholesalers, franchised and independent dealers and fleet owners, such as leasing companies and rental companies. We may not be able to obtain sufficient inventory to meet our needs, at least not at comparable costs, if competitive pressures increase as a result of new entrants to the used-car market or if changes occur in the type or proportion of used vehicles that are sold through these sources. A reduction in the availability of inventory from these sources or an increase in inventory costs that cannot be reflected in retail market prices would adversely affect our business.

If we cannot dispose of vehicles acquired through the appraisal process at prices that allow us to recover our costs, our profitability will be adversely affected.

   Because more than half of the cars we purchase through our appraisal process fail to meet our retail quality standards, we sell these vehicles through our own onsite wholesale auctions. We cannot assure you that the sales prices we receive at these auctions will be sufficient to cover the prices we paid for these vehicles or that the auctions will not be interrupted by adverse economic conditions or be affected by a reduction in, or the diminished purchasing ability of, attendees at our auctions.

Aggressive discounting by new-car manufacturers may adversely affect our results of operations.

   Aggressive discounting by manufacturers of new cars may result in lower retail sales prices and margins for used vehicles. Discounting typically occurs or intensifies in the Fall during the close-out of prior year models. Our inventory includes a significant proportion of late-model used vehicles that are particularly affected by this discounting. As a result, aggressive or prolonged discounting by manufacturers may adversely affect our results of operations for the periods in which it occurs.


The loss of key personnel, or the inability to attract and retain additional personnel, may adversely affect our business and our plans for expansion.

   Our success depends to a significant degree upon the continued efforts of the principal employees who manage the CarMax group. We cannot assure you that we will be able to retain these key employees. The loss of the services of one or more of these key employees could adversely affect our business.

   In addition, we need to hire experienced general managers and other qualified personnel as we open new stores. The market for qualified employees in the retail industry and in the regions in which we operate, particularly for general managers and sales and service personnel, is highly competitive. Our inability to attract and retain additional qualified personnel as needed could adversely affect our expansion plans for the CarMax group and our results of operations.

The cyclical and local nature of automobile sales may adversely affect our business.

   The automobile industry, particularly the new-vehicle market, is cyclical and historically has experienced periodic downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions, consumer confidence, the level of personal discretionary spending, interest rates and credit availability. We cannot assure you that the industry will not experience sustained periods of decline in vehicle sales in the future. Any decline could have an adverse effect on our business.

   Economic, competitive and other conditions at regional and local levels also affect the performance of our stores. Our stores are currently located in Virginia, North Carolina, Florida, California, Georgia, Illinois, Texas, Maryland, South Carolina, Tennessee and Wisconsin. Adverse changes, such as price-cutting by dealers or a general economic downturn, affecting some or all of these markets or the new markets we enter, could adversely affect our CarMax business, although the automotive retail industry as a whole might not be affected.

A decrease in the quality of our finance operation's contract portfolio or the availability of credit for our customers could lead to a decrease in our vehicle sales and profitability.

   Payments on some of the installment sales contracts originated by our finance operation become delinquent from time to time and some contracts end up in default. We cannot assure you that the current credit performance of our finance operation's customers will be maintained or that general economic conditions will not worsen and lead to higher rates of delinquency and default. A general decline in the quality of our contract portfolio could lead us to reduce the credit available through our finance operation. A reduction in the availability of credit could adversely affect our sales and profitability. In particular, if one or more of our non-prime financing sources become unavailable to provide credit to our customers, we may sell fewer used vehicles, which would adversely affect our earnings.

Automobile manufacturers exercise significant control over our new-vehicle operations.

   Each of our new-vehicle locations operates pursuant to a franchise agreement with the applicable manufacturer or authorized distributor. These franchise agreements, compliance with which is closely monitored by the manufacturers, impose various requirements on us. Each of our franchise agreements provides for termination or non-renewal for a variety of causes, including any unapproved change of ownership or management of our subsidiary that entered into the agreement and other material breaches of the agreement. We cannot guarantee that all of our franchise agreements will be renewed or that the terms of the renewals will be favorable to us.

Adverse conditions affecting one or more automobile manufacturers may negatively impact our new-vehicle operations.

   We currently operate new-car dealerships under franchise agreements with DaimlerChrysler, Mitsubishi, Nissan, Toyota, BMW, Ford and General Motors. Events such as labor disputes and other production disruptions or negative publicity affecting a particular manufacturer or vehicle model could adversely affect our new-vehicle operations. In addition, the late delivery of vehicles from a manufacturer, which may occur particularly during periods when new products are being introduced, can reduce our sales of new vehicles.


Manufacturer awards of additional franchises in our markets could adversely affect our new-vehicle sales and profitability.

   Our franchise agreements do not give us the exclusive right to sell a manufacturer's products within a given geographic area. Our new-vehicle sales and profitability could be adversely affected if any of our manufacturers awards franchises to others in the markets where we operate.

Compliance with environmental and other governmental regulations may result in significant additional costs.

   We are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements and consumer protection laws. These laws regulate, among other things, the manner in which we conduct our business, including our advertising, sales and consumer lending practices. Violation of these laws and regulations could result in civil and criminal penalties being levied against us or could result in a cease and desist order being issued for operations that are not in compliance. Future laws and regulations may be more stringent and require us to incur significant additional costs.


   Our CarMax business involves the use and disposal of hazardous or toxic materials and the operation and removal of aboveground and underground storage tanks. As a result, we are subject to federal, state and local laws and regulations governing the handling, storage and disposal of these materials as well as wastewater discharges, air emissions and the cleanup of contaminated property or water. We may be required by these laws to pay the full amount of the costs of investigation and/or cleanup of contaminated properties, even if we were not at fault for disposal of the materials or if disposal were legal at the time. Compliance with new laws and regulations, stricter interpretations of existing laws and regulations or the discovery of contamination at our existing or future store locations could require us to incur significant additional costs.

Risk Factors Relating to the Business of the Circuit City Group.

Failure to successfully implement sales and profitability improvement programs for our Circuit City Superstores could mean continued unsatisfactory results in this business.

   We are focusing significant attention on programs to improve the sales and profitability of our Circuit City business, which have recently declined. We reported losses in the third quarter of fiscal 2001 and the first quarter of fiscal 2002. During fiscal 2001, we exited the major appliance category, which we had determined produced below average profits for us and was experiencing a declining sales pace and substantially increasing competition. We also began remodeling our Superstores using a design we believe offers better product placements and a more contemporary shopping experience. In July 2001, we introduced a new marketing campaign. In addition, we plan to improve sales counselor training and implement customer service enhancements and process improvements. We cannot assure you that we will be able to implement these programs effectively or that they will result in improvement to the extent that we anticipate. There are various risks associated with them, including the following:


  . the remodeling process for each store is expected to disrupt sales for up to 60 days, but, if it takes longer to complete, the sales disruption could be greater than anticipated;

  . the remodels are capital intensive, with the most extensive new designs expected to cost approximately $1.5 million per Superstore, and we may not be able to achieve our expected return on investment;

  . the remodels may not be effective in achieving our goal of providing the customer with a more desirable shopping experience;

  . the marketing campaign may not be effective in increasing the amount of foot traffic in the stores;

  . our training programs may not be successful or our sales counselors may not accomplish the strong customer service delivery we need; and

  . the change in our merchandise mix to eliminate the major appliance category and increase our offerings of consumer electronics, home office and entertainment software may not attain the level of consumer acceptance we have experienced in the past.

   These factors could result in continued unsatisfactory results for the Circuit City store business or delays or additional cost in implementing our plans to improve sales and profitability.

We operate in a highly competitive industry and continued strong performance by our competitors could adversely affect our business.

   The consumer electronics industry is highly competitive. Our competitors include large specialty, discount or warehouse retailers as well as local, regional and non-bricks-and-mortar retailers. Because of the strong performance by some of our competitors, they may be better able to discount aggressively and sustain these discounts for longer periods of time. This price competition could adversely affect our business to a greater degree than it affects our competitors' business.

Our industry is sensitive to trends in consumer retail spending, both in general and in our product categories, and negative trends have, and could in the future, adversely affect our business.

   During fiscal 2001, our business was adversely affected by a number of trends relating to consumer spending, including a general slowdown in consumer spending during the second half of the year. In addition, the desktop personal computer business softened industry-wide during the second half of fiscal 2001. Both of these trends continued into the first quarter of fiscal 2002, adversely affecting our results. Both of these trends also require us to effectively manage inventory and to protect against the effect of excess inventory on working capital. We cannot assure you that these trends will end or that we will be able to manage around them effectively.

Risk Factors Relating to Our Tracking Stock Capital Structure.

The market price of CarMax group stock may not reflect the separate performance of the CarMax business.

   The market price of CarMax group stock may not reflect the separate performance of our CarMax business. The market price of CarMax group stock could simply reflect the performance of Circuit City Stores as a whole, or the market price of CarMax group stock could move independently of the performance of our CarMax business. Investors may discount the value of CarMax group stock because it is part of a common enterprise rather than a stand-alone entity.

The market price of CarMax group stock could be affected by factors that do not affect traditional common stock.

   The complex nature of the terms of CarMax group stock may adversely affect the market price of CarMax group stock.

   The complex nature of the terms of CarMax group stock, such as the convertibility of CarMax group stock into Circuit City group stock or vice versa, and the potential difficulties investors may have understanding these terms may adversely affect the market price of CarMax group stock.

   The market price of CarMax group stock may be adversely affected by events involving the Circuit City group or the performance of Circuit City group stock.

   Events, such as earnings announcements or other developments concerning the Circuit City group that the market does not view favorably and which thus adversely affect the market price of Circuit City group stock, may adversely affect the market price of CarMax group stock. Because both series are common stock of Circuit City Stores, an adverse market reaction to Circuit City group stock may, by association, cause an adverse reaction to CarMax group stock. This reaction could occur even if the triggering event was not material to Circuit City Stores as a whole.

You will be subject to all of the risks of an investment in Circuit City Stores as a whole, even if you own only CarMax group stock.

   The holders of CarMax group stock and the holders of Circuit City group stock are shareholders of a single company, Circuit City Stores. Financial effects arising from the Circuit City group that affect Circuit City Stores' consolidated results of operations or financial condition could, if significant, affect the results of operations or financial condition of the CarMax group. The CarMax group and the Circuit City group are not separate legal entities and as such cannot own assets or enter into legally binding agreements. The issuance of CarMax group stock and Circuit City group stock and the attribution of assets, liabilities and shareholders' equity to the CarMax group or the Circuit City group will not affect ownership of our assets or responsibility for our liabilities or those of our subsidiaries.

   We could be required to use assets attributed to the CarMax group to pay the liabilities attributed to the Circuit City group.

   The assets we attribute to the CarMax group could be subject to the liabilities attributed to the Circuit City group, even if those liabilities arise from lawsuits, contracts or indebtedness that we attribute to the Circuit City group. No provision of our articles of incorporation prevents us from using the assets attributed to the CarMax group to satisfy the liabilities attributed to the Circuit City group.

   Financial effects from the Circuit City group could adversely affect the CarMax group's ability to pay dividends.

   Net losses of the Circuit City group and dividends paid on shares of Circuit City group stock may reduce the dividends we can pay on CarMax group stock under Virginia law.

   Financial effects from the Circuit City group could adversely affect the CarMax group's borrowing costs.

   If Circuit City Stores or any of its subsidiaries were to incur significant indebtedness on behalf of the Circuit City group, including indebtedness incurred or assumed in connection with an acquisition or investment, it could affect the credit rating of Circuit City Stores and its subsidiaries. This, in turn, would increase both the borrowing costs of Circuit City Stores as a whole and the portion of these costs allocated to the CarMax group.

Our board of directors may change our inter-group policies to the detriment of the CarMax group without shareholder approval.

   Our board of directors may at any time change, or make exceptions to, our inter-group policies. As a result, our policies regarding the allocation of financing arrangements, shared corporate services, taxes, debt, interest and other similar matters may be changed or supplemented by our board of directors without shareholder approval. A decision to change or make exceptions to these policies or adopt additional policies could be detrimental to you and advantageous to the holders of Circuit City group stock.

You will not have some of the shareholder rights traditionally associated with common stock.

   There will be no board of directors that owes any separate duties to you.

   The CarMax group will not have a separate board of directors to represent solely your interests as holders of CarMax group stock. Consequently, there will be no board of directors that owes any separate duties to you. Our board of directors will act in accordance with its good faith business judgment of the best interests of Circuit City Stores, taking into consideration the interests of all common shareholders regardless of class or series, which may be detrimental to you.

   You may not have any remedies if any action by directors or officers has an adverse effect on CarMax group stock.

   You may not have any remedies if any action or decision of our directors or officers has an adverse effect on the holders of CarMax group stock compared to the holders of Circuit City group stock. Although we are not aware of any Virginia court adjudicating such an action in the context of our capital structure, principles of Virginia law provide that our directors must act in accordance with their good faith business judgment of the best interests of Circuit City Stores, taking into consideration the interests of all common shareholders regardless of class or series. As a result, in some circumstances, our directors and officers may be required to make a decision that is adverse to the holders of CarMax group stock. A Virginia court hearing a case involving such a challenge may decide to apply principles of Virginia law different from the principles discussed above or may develop new principles of law.

Transfers of cash, other assets or liabilities between the CarMax group and the Circuit City group could cause a loss in value to CarMax group stock.

   Under our inter-group policies, our board of directors may decide to transfer cash, other assets or liabilities between groups at fair value as determined by our board of directors. If the financial markets do not view the fair value determination as equitable or the transfer as fair to the CarMax group, then CarMax group stock may suffer a loss in value.

Limits exist on the voting power of CarMax group stock.

   If you do not own Circuit City group stock as well as CarMax group stock, you may not have sufficient voting power to protect your interests.

   The holders of Circuit City group stock could control the outcome of a shareholder vote because Circuit City group stock will retain a substantial majority of the combined voting power of Circuit City group stock and CarMax group stock. This may be true even if the matter involves a divergence of, or a conflict between, your interests and the interests of the holders of Circuit City group stock. Matters upon which you may have insufficient voting power to protect your interests include the election of directors and some mergers, acquisitions and other extraordinary transactions. This control results because both series of stock will generally vote as a single voting group, except in limited circumstances requiring a vote of a single series voting as a separate group.

   You may not be entitled to vote on a sale of assets attributed to the CarMax group, and you may not be able to block a transaction you believe is unfair.

   Virginia law requires shareholder approval only for a sale or other disposition of all or substantially all of the assets of Circuit City Stores. Because the assets attributed to the CarMax group may represent less than substantially all of the assets of Circuit City Stores as a whole, our board of directors could, without shareholder approval, approve sales or other dispositions of all or any other amount of the assets attributed to the CarMax group. In exercising its discretion, our board of directors is not required to select the option that would result in the distribution with the highest value to you.

Conflicts of interest may arise between you and holders of Circuit City group stock that may be resolved adversely to you, which may cause your CarMax group stock to suffer a loss in value.


   The existence of separate series of common stock could give rise to occasions when your interests and the interests of holders of Circuit City group stock diverge, conflict or appear to diverge or conflict. Because the value of the assets attributed to the Circuit City group, the revenue and earnings generated by those assets and the market capitalization of Circuit City group stock are substantially larger than the value of the assets attributed to the CarMax group, the revenue and earnings generated by those assets and the market capitalization of CarMax group stock, our board of directors may resolve many conflicts of interests between the two groups in favor of the Circuit City group.

   Operational and financial decisions could favor the Circuit City group over the CarMax group.

   Our board of directors could from time to time, without shareholder approval, make operational and financial decisions or implement policies that affect disproportionately the businesses attributed to a single group. These decisions could include:

  .  allocation of financing opportunities in the public markets;

  .  allocation of business opportunities, resources and personnel; and

  . transfers of funds, assets or liabilities between groups and other inter-group transactions.

   In each case, the opportunity, resources or personnel allocated, or funds, assets or liabilities transferred, to the Circuit City group by the board of directors may be equally or more suitable for the CarMax group. Furthermore, any such decision may benefit the Circuit City group's business without benefiting the CarMax group's business. For example, our decision to borrow funds for the Circuit City group's business may adversely affect our ability to borrow funds for the CarMax group's business sufficient to implement the CarMax group's growth strategies or may increase its cost of those funds.

   Proceeds of a merger may be allocated disproportionately in favor of Circuit City group stock.

   Our board of directors will determine how consideration received in a merger involving Circuit City Stores will be allocated between you and the holders of Circuit City group stock, subject to any required approval of the transaction by shareholders. In doing so, our board of directors could allocate the proceeds in a manner not proportionate to the market capitalizations of the two series of stock. In that event, the value of your CarMax group stock could be adversely affected.

   Our board of directors may pay dividends on Circuit City group stock that require the borrowing of funds from the CarMax group.

   Our board of directors could, in its sole discretion, declare and pay dividends exclusively on CarMax group stock, exclusively on Circuit City group stock, or on both, in equal or unequal amounts. Our board of directors could pay more dividends on Circuit City group stock than would be financially prudent if the Circuit City group were a stand-alone corporation, subject to the limitations contained in our articles of incorporation. Funds allocated to the CarMax group could be borrowed by the Circuit City group to fund dividends on Circuit City group stock.

   Conversion of one series of stock into the other will change the nature of your investment, could dilute your economic interest in Circuit City Stores and could result in a loss in value.

   Our board of directors could, without shareholder approval, convert shares of CarMax group stock into shares of Circuit City group stock or shares of Circuit City group stock into shares of CarMax group stock, at a 115% premium over the relative average market values of the two series of common stock. A conversion would preclude you from retaining your investment in a security that is intended to reflect separately the performance of the CarMax group.

   A conversion of either series of common stock could also have the following adverse effects on your investment:

  . If you own shares of CarMax group stock into which Circuit City group stock is being converted at a premium, it is likely that your shares will suffer a loss in value because your economic interest in Circuit City Stores will be diluted.

  . If you own shares of CarMax group stock into which Circuit City group stock is being converted and the shares of Circuit City group stock are considered overvalued, the holders of shares of Circuit City group stock will receive more shares of CarMax group stock than they should and you will suffer a loss in value in addition to any loss resulting from dilution of your economic interest.

  . If you own shares of CarMax group stock that are being converted into Circuit City group stock and your CarMax group shares are considered undervalued, you will not receive as many shares of Circuit City group stock as you should and may suffer a loss in value. Your loss would increase if Circuit City group stock is also considered overvalued.

Decisions by directors and officers that adversely affect the market price of CarMax group stock or favorably affect the market price of Circuit City group stock would decrease the relative voting power of CarMax group stock and the number of shares of Circuit City group stock received in a conversion.

   The relative voting power per share of each series of common stock and the number of shares of one series of common stock issuable upon the conversion of the other series of common stock will vary depending upon the relative market prices of CarMax group stock and Circuit City group stock. The market price of CarMax group stock could be adversely affected by market reaction to decisions by our board of directors or our management that investors perceive to disadvantage the holders of CarMax group stock.

If our board of directors causes a separation of one group from Circuit City Stores, CarMax group stock may suffer a loss in value.

   Our board of directors may, without shareholder approval, declare that all outstanding shares of either series of common stock will be exchanged for shares of one or more wholly owned subsidiaries of Circuit City Stores that own all of the assets and liabilities attributed to that group. Such an exchange would result in the subsidiary or subsidiaries becoming independent of Circuit City Stores. If our board of directors chooses to exchange shares of CarMax group stock, the market value of the subsidiary shares received in that exchange could be or become less than the market value of CarMax group stock exchanged. Alternatively, if our board of directors chooses to exchange shares of Circuit City group stock, the market value of CarMax group stock, as the remaining series of Circuit City Stores common stock, could decrease from its market value before the exchange.

   The market value may decrease in either event in part because the subsidiary or the CarMax businesses remaining part of Circuit City Stores, as the case may be, may no longer benefit from the advantages of doing business under common ownership with the other group. Specifically, they may no longer be able to take advantage of our shared managerial expertise, cost savings in corporate overhead and enhanced access to capital markets, including guaranties provided by Circuit City Stores of debt incurred or similar obligations incurred for the benefit of the CarMax group.

A separation of either group from Circuit City Stores, Inc., may present difficulties in legally dividing assets and liabilities, which could adversely affect the business of the CarMax group and/or the value of CarMax group stock.

   If our board of directors determines that a separation by any means of either group from Circuit City Stores, Inc, were desirable, we would face difficulties in segregating the legal title to, or responsibility for, the assets and liabilities attributed to each group. These difficulties arise because legal title to the assets, and liability for debts and other obligations, attributed to each group are in the name of Circuit City Stores, Inc. and/or its subsidiaries. Such difficulties would be encountered whether the separation occurred in the form of a sale of the business of a group, the exchange of subsidiary shares for the series of stock relating to a group (as described above), or otherwise. For example, the separation of the CarMax group from Circuit City Stores, Inc. would not by itself release Circuit City Stores, Inc. from its contingent liability under guaranties it has made to third parties of operating lease obligations incurred for the benefit of the CarMax group. As of June 30, 2001, the amount of such contingent lease obligations was approximately $558 million. If such a separation were to occur, the CarMax group business could be required to compensate or provide security to Circuit City Stores, Inc. for such contingent liabilities or obtain releases of such guaranties from the third party lessors. Such actions could result in significant expenditures that may adversely affect the business of the CarMax group and/or the value of CarMax group stock.


You may receive less consideration upon a sale of the assets attributed to the CarMax group than if the CarMax group were a separate company.

   If we sell 80% or more of the properties and assets attributed to the CarMax group, our board of directors must, subject to some exceptions:

  . distribute to you by special dividend or redemption an amount equal to your proportionate interest in the net proceeds of the sale; or

  . convert your outstanding shares of CarMax group stock into a number of shares of Circuit City group stock equal to 110% of the relative average market values of the two series of common stock measured over a 10-trading day period occurring shortly after the sale.

   If the CarMax group were a separate, independent company and its shares were acquired by another person, certain costs of that sale, including corporate taxes, might not be payable in connection with that acquisition. As a result, shareholders of a separate, independent company might receive a greater amount than you would receive as holders of CarMax group stock. In addition, we cannot assure you that the net proceeds per share of CarMax group stock will be equal to or more than the market value per share of CarMax group stock prior to or after the announcement of a sale.

If Circuit City Stores were to be liquidated, you may receive less than you would if there were only one series of Circuit City Stores common stock outstanding.

   The liquidation rights of the holders of CarMax group stock and the holders of Circuit City group stock are fixed. As a result, liquidation rights of the two series of stock will not bear any relationship to the relative market values, the relative voting rights of the series of common stock or the relative value of the assets attributed to the groups. Each share of CarMax group stock currently is entitled to the same amount upon liquidation as each share of Circuit City group stock is entitled.

Provisions governing our common stock could prevent a change in control of Circuit City Stores and the payment of a premium for shares.

   Our shareholder rights plan could prevent you from profiting from an increase in the market value of your shares as a result of a change in control of Circuit City Stores by delaying or preventing a change in control. In addition, provisions of Virginia law, our articles of incorporation and our bylaws may also deter hostile takeover attempts.

It will not be possible for a third party to acquire only the CarMax group without Circuit City Stores' consent.

   If the CarMax group were a stand-alone entity, any person interested in acquiring it without negotiation with our management could seek control of the outstanding stock of that entity by means of a tender offer or proxy contest. However, because the CarMax group is part of a single company, a person interested in acquiring only the CarMax group without negotiation with our management would be required to seek control of the voting power represented by all of the outstanding capital stock of Circuit City Stores entitled to vote on that acquisition, including Circuit City group stock. This may discourage potential interested bidders from seeking to acquire the CarMax group.

Because it might be possible for an acquiror to obtain control of Circuit City Stores by purchasing shares of only Circuit City group stock, holders of CarMax group stock may not share in any takeover premium.

   A potential acquiror could acquire control of Circuit City Stores by acquiring shares of common stock having a majority of the voting power of all shares of our common stock outstanding. A majority of the voting power could be obtained by acquiring a sufficient number of shares of both series of common stock or, if one series of common stock has a majority of the voting power, only shares of that series. After this offering, the Circuit City group stock will still have a substantial majority of the voting power. As a result, it may be possible for an acquiror to obtain control of us by purchasing only shares of Circuit City group stock such that the holders of CarMax group stock would not share in any premiums paid by the acquiror for such control.

Stock ownership could cause our directors to favor the Circuit City group over the CarMax group.

   In general, our directors have a greater economic interest in Circuit City group stock than in CarMax group stock. Our board of directors has a duty to act in its good faith business judgment of the best interests of Circuit City Stores, taking into consideration the interests of all common shareholders regardless of class or series. However, the fact that the actual value of their collective interests in Circuit City group stock is greater than their collective interests in CarMax group stock could give rise to claims of conflict of interest when our board of directors makes decisions on matters where the interests of the Circuit City group and the CarMax group diverge.

If the Internal Revenue Service asserts that the conversion of tracking stock is taxable, you could have a taxable gain or taxable income if CarMax group stock is converted to Circuit City group stock.

   While we believe that, under current law, no income, gain, loss or deduction should be recognized by you for U.S. federal income tax purposes as a result of any conversion of the CarMax group stock into Circuit City group stock, there are no court decisions or other authorities bearing directly on this point. In fact, the Internal

Revenue Service announced that it will not issue advance rulings on the classification of stock with characteristics similar to the CarMax group stock and the Circuit City group stock. The Treasury Department could issue regulations or other guidance that change current law, possibly with retroactive effect. It is possible, therefore, that the Internal Revenue Service could successfully assert that the conversion of one series of our common stock into the other series of our common stock could be taxable to you and/or to us.

Legislative proposals could have adverse tax consequences for us or for holders of CarMax group stock or Circuit City group stock.

   The Clinton Administration Budget Proposals in 1999 and 2000 proposed legislation that would have adversely affected holders of tracking stock such as CarMax group stock and Circuit City group stock. Although Congress did not act on either proposal and the recent Bush Administration Budget Proposal contains no such similar provision, it is impossible to predict whether any proposals relating to tracking stock will be made in the future, and to what extent Congress will act upon any such proposals.

Risk Factors Relating to this Offering

The stock market may be volatile and could affect the price of CarMax group stock.

   The stock market has recently experienced significant price and volume fluctuations. Therefore, the price at which CarMax group stock trades after this offering is likely to be volatile due to any of the following factors:

  .  variations in the quarterly operating results of the CarMax group;

  . changes in financial estimates or investment recommendations by securities analysts relating to CarMax group stock;

  . announcements by the CarMax group or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  .  future sales, distributions or issuances of CarMax group stock;

  .  changes in investors' perceptions of investments in CarMax group stock;

  .  changes in investors' perceptions about tracking stock generally;

  .  the relatively small number of shares of CarMax group stock outstanding;
     and

  . fluctuations in the stock market price and volume of traded shares generally.

Future sales, distributions or issuances of CarMax group stock could adversely affect its market price, and as a result, Circuit City Stores' future access to capital for use by the CarMax group may be limited.

   Due to the relatively small number of shares of CarMax group stock outstanding, the market price of CarMax group stock could be materially adversely affected by any sales, distributions or issuances of substantial amounts of CarMax group stock in the public market, including issuances of CarMax group stock we have reserved for the benefit of the Circuit City group or for issuance to holders of Circuit City group stock, or the perception that these sales, distributions or issuances might occur. If the market price of CarMax group stock is depressed as a result of these factors, it could limit future access to capital to be used by the CarMax group.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus includes and incorporates by reference "forward-looking statements" within the meaning of the securities laws. All statements that are not historical facts are "forward-looking statements." The words "estimate," "project," "intend," "expect," "believe," "anticipate" and similar expressions, and statements concerning our strategy, identify forward-looking statements. These forward-looking statements include statements regarding the expected financial position, business, financing plans, business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to the CarMax group and the Circuit City group as well as our company as a whole.

   Forward-looking statements are estimates and projections reflecting our judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include:

  . changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from both retail stores and alternative methods or channels of distribution such as online and telephone shopping services and mail order;

  . changes in general U.S. or regional U.S. economic conditions including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, inflation, personal discretionary spending levels and consumer sentiment about the economy in general;

  . the presence or absence of, or consumer acceptance of, new products or product features in the merchandise categories we sell and changes in our actual merchandise sales mix;

  . significant changes in retail prices for products sold by any of our businesses;

  .  lack of availability or access to sources of inventory;

  . inability on the part of either of our businesses to liquidate excess inventory should excess inventory develop;

  .  unanticipated adverse results from the remodeling of Circuit City
     Superstores;

  . the ability to attract and retain an effective management team in a dynamic environment or changes in the cost or availability of a suitable work force to manage and support our service-driven operating strategies;

  . changes in availability or cost of capital expenditure and working capital financing, including the availability of long-term financing to support development of our businesses and the availability of securitization financing;

  . changes in production or distribution costs or cost of materials for our advertising;

  .  availability of appropriate real estate locations for expansion;

  . the imposition of new restrictions or regulations regarding the sale of products and/or services we sell, changes in tax rules and regulations applicable to us or our competitors, or any failure to comply with such laws or any adverse change in such laws;

  .  adverse results in significant litigation matters; and

  .  those factors listed in this prospectus under "Risk Factors."

   We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations.

                                USE OF PROCEEDS

   We will receive net proceeds from this offering of approximately $ after deducting underwriting discounts and commissions and estimated offering expenses. We intend to allocate the net proceeds from this offering, including any net proceeds of shares issued upon exercise of the underwriters' over-allotment option, to the Circuit City group to be used for the Circuit City group's general purposes, including the ongoing remodeling of our Circuit City Superstores.


                       PRICE RANGE OF CARMAX GROUP STOCK

   The following table sets forth for the periods indicated the intra-day high and low sales prices per share of the CarMax group stock as reported on the New York Stock Exchange.


                                                                    High   Low
                                                                    ----- -----
   Fiscal Year Ended February 29, 2000:
   First Quarter................................................... $5.50 $3.69
   Second Quarter..................................................  7.13  3.38
   Third Quarter...................................................  4.00  1.75
   Fourth Quarter..................................................  3.25  1.31

   Fiscal Year Ended February 28, 2001:
   First Quarter...................................................  4.25  1.56
   Second Quarter..................................................  4.88  2.63
   Third Quarter...................................................  5.38  3.38
   Fourth Quarter..................................................  5.50  3.69

   Fiscal Year Ended February 28, 2002:
   First Quarter................................................... 15.49  4.70
   Second Quarter (through July 6, 2001)........................... 17.50 11.50


   As of June 30, 2001, we had 462 holders of record of CarMax group stock. On July 6, 2001, the last reported sales price of CarMax group stock as reported on the New York Stock Exchange was $15.70 per share.


                                DIVIDEND POLICY

   We have not paid dividends on the CarMax group stock and do not currently anticipate paying dividends in the foreseeable future. We currently intend to pay dividends on the Circuit City group stock at a quarterly rate of 1.75 cents per share. While we do not currently intend to change our dividend policies, we reserve the right to do so. Dividends on the CarMax group stock, if any, will be paid at the discretion of our board of directors based primarily on the financial condition, results of operations and business requirements of the CarMax group and Circuit City Stores as a whole and other factors as our board of directors considers relevant. Dividends on the CarMax group stock may be declared and paid only out of the lesser of:

  . the assets of Circuit City Stores legally available for payment of dividends; and

  .  the CarMax group available dividend amount.

   The CarMax group available dividend amount is intended to be the same as the amount of assets that would be available for payment of dividends on CarMax group stock if the CarMax group were a separate company under Virginia law.

                  SELECTED FINANCIAL DATA OF THE CARMAX GROUP

   The following selected financial data for each of the fiscal years 1997 through 2001 are derived from financial statements of the CarMax group for those years, which have been audited by KPMG LLP, independent auditors. The selected financial data as of May 31, 2001 and 2000 and for the three months ended May 31, 2001 and 2000 have been derived from the CarMax group's unaudited financial statements and, in our opinion, reflect all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the data for those periods. The CarMax group's results of operations for the three months ended May 31, 2001 may not be indicative of results that may be expected for the full year. You should read the table below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Circuit City Stores, Inc." included in this prospectus and the CarMax group financial statements and related notes and the Circuit City Stores, Inc. consolidated financial statements and related notes incorporated by reference in this prospectus.



                           Three Months
                           Ended May 31,               Year Ended February 28 or 29,
                         ------------------  -------------------------------------------------------
                           2001      2000       2001        2000        1999        1998      1997
                         --------  --------  ----------  ----------  ----------   --------  --------
                            (In thousands, except sales change and number of stores data)
RESULTS OF OPERATIONS
Net sales and operating
 revenues............... $796,820  $625,741  $2,500,991  $2,014,984  $1,466,298   $874,206  $510,249
Cost of sales...........  692,860   540,279   2,171,232   1,774,619   1,294,032    800,699   466,788
                         --------  --------  ----------  ----------  ----------   --------  --------
  Gross profit..........  103,960    85,462     329,759     240,365     172,266     73,507    43,461
                         --------  --------  ----------  ----------  ----------   --------  --------
Selling, general and
 administrative
 expenses...............   58,550    59,444     244,167     228,200     204,422    127,822    53,111
Interest expense........    2,551     3,528      12,110      10,362       6,393      1,789     6,279
                         --------  --------  ----------  ----------  ----------   --------  --------
Total expenses..........   61,101    62,972     256,277     238,562     210,815    129,611    59,390
                         --------  --------  ----------  ----------  ----------   --------  --------
  Earnings (loss) before
   income taxes.........   42,859    22,490      73,482       1,803     (38,549)   (56,104)  (15,929)
Income tax provision
 (benefit)..............   16,287     8,546      27,918         685     (15,035)   (21,881)   (6,611)
                         --------  --------  ----------  ----------  ----------   --------  --------
  Net earnings (loss)... $ 26,572  $ 13,944  $   45,564  $    1,118  $  (23,514)  $(34,223) $ (9,318)
                         ========  ========  ==========  ==========  ==========   ========  ========
OTHER DATA
Percentage sales change
 from prior comparable
 period:
  Total.................       27%       29%         24%         37%         68 %       71%       85%
  Comparable stores.....       27%       14%         17%          2%         (2)%        6%       23%
Number of stores at
 fiscal period-end......       40        40          40          40          31         18         7

                           As of May 31,                  As of February 28 or 29,
                         ------------------  -------------------------------------------------------
                           2001      2000       2001        2000        1999        1998      1997
                         --------  --------  ----------  ----------  ----------   --------  --------
                                                    (In thousands)
BALANCE SHEET DATA
Working capital......... $307,585  $349,334  $  266,970  $  229,547  $  259,200   $177,028  $300,504
Total assets............  795,402   719,086     710,953     675,495     571,198    448,322   427,187
Total liabilities.......  374,469   359,007     319,450     330,506     230,783     88,376    35,371
Group net worth.........  420,933   360,079     391,503     344,989     340,415    359,946   391,816

       SELECTED CONSOLIDATED FINANCIAL DATA OF CIRCUIT CITY STORES, INC.

   The following selected consolidated financial data for each of the fiscal years 1997 through 2001 are derived from our consolidated financial statements for those years, which have been audited by KPMG LLP, independent auditors. The selected financial data as of May 31, 2001 and 2000 and for the three months ended May 31, 2001 and 2000 have been derived from our unaudited financial statements and, in our opinion, reflect all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the data for those periods. Our results of operations for the three months ended May 31, 2001 may not be indicative of results that may be expected for the full year. You should read the table below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Circuit City Stores, Inc." included in this prospectus and our consolidated financial statements and related notes incorporated by reference in this prospectus.



                           Three Months Ended
                                 May 31,                      Year Ended February 28 or 29,
                          --------------------- ------------------------------------------------------------
                             2001       2000       2001        2000         1999         1998        1997
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
                                               (In thousands, except per share data)
RESULTS OF OPERATIONS
Net sales and operating
 revenues...............  $2,678,474 $3,074,851 $12,959,028 $12,614,390  $10,810,468  $8,870,797  $7,663,811
Cost of sales, buying
 and warehousing........   2,112,121  2,391,589  10,135,380   9,751,833    8,354,230   6,827,133   5,902,711
Appliance exit costs....          --         --      28,326          --           --          --          --
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
 Gross profit...........     566,353    683,262   2,795,322   2,862,557    2,456,238   2,043,664   1,761,100
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
Selling, general and
 administrative
 expenses...............     535,994    579,206   2,514,912   2,309,593    2,086,838   1,815,275   1,498,681
Appliance exit costs....          --         --       1,670          --           --          --          --
Interest expense........       2,992      6,221      19,383      24,206       28,319      26,861      29,782
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
Total expenses..........     538,986    585,427   2,535,965   2,333,799    2,115,157   1,842,136   1,528,463
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
 Earnings from
  continuing operations
  before income taxes...      27,367     97,835     259,357     528,758      341,081     201,528     232,637
Provision for income
 taxes..................      10,400     37,177      98,555     200,928      129,611      76,581      88,403
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
 Earnings from
  continuing
  operations............      16,967     60,658     160,802     327,830      211,470     124,947     144,234
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
Discontinued operations:
 Loss from discontinued
  operations of Divx,
  less income tax
  benefit...............          --         --          --     (16,215)     (68,546)    (20,636)     (7,820)
 Loss on disposal of
  Divx, less income tax
  benefit...............          --         --          --    (114,025)          --          --          --
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
 Loss from discontinued
  operations............          --         --          --    (130,240)     (68,546)    (20,636)     (7,820)
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
 Net earnings...........  $   16,967 $   60,658 $   160,802 $   197,590  $   142,924  $  104,311  $  136,414
                          ========== ========== =========== ===========  ===========  ==========  ==========
Net earnings (loss)
 attributed to:
 Circuit City group
  stock:
 Continuing operations..  $   10,135 $   57,123 $   149,247 $   327,574  $   216,927  $  132,710  $  144,500
 Discontinued
  operations............          --         --          --    (130,240)     (68,546)    (20,636)     (7,820)
 CarMax group stock.....       6,832      3,535      11,555         256       (5,457)     (7,763)       (266)
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
                          $   16,967 $   60,658 $   160,802 $   197,590  $   142,924  $  104,311  $  136,414
                          ========== ========== =========== ===========  ===========  ==========  ==========
Net earnings (loss) per
 share attributed to:
 Circuit City group
  stock basic:
 Continuing operations..  $     0.05       0.28 $      0.73 $      1.63  $      1.09  $     0.68  $     0.74
 Discontinued
  operations............          --         --          --       (0.65)       (0.34)      (0.11)      (0.04)
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
 Net earnings...........  $     0.05 $     0.28 $      0.73 $      0.98  $      0.75  $     0.57  $     0.70
                          ========== ========== =========== ===========  ===========  ==========  ==========
 Circuit City group
  stock diluted:
 Continuing operations..  $     0.05       0.28 $      0.73 $      1.60  $      1.08  $     0.67  $     0.73
 Discontinued
  operations............          --         --          --       (0.64)       (0.34)      (0.10)      (0.04)
                          ---------- ---------- ----------- -----------  -----------  ----------  ----------
 Net earnings...........  $     0.05 $     0.28 $      0.73 $      0.96  $      0.74  $     0.57  $     0.69
                          ========== ========== =========== ===========  ===========  ==========  ==========
 CarMax group stock
  basic.................  $     0.26 $     0.14 $      0.45 $      0.01  $     (0.24) $    (0.35) $    (0.01)
                          ========== ========== =========== ===========  ===========  ==========  ==========
 CarMax group stock
  diluted...............  $     0.25 $     0.13 $      0.43 $      0.01  $     (0.24)      (0.35)      (0.01)
                          ========== ========== =========== ===========  ===========  ==========  ==========

                             As of May 31,                    As of February 28 or 29,
                         --------------------- ------------------------------------------------------
                            2001       2000       2001       2000       1999       1998       1997
                         ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                        (In thousands)
BALANCE SHEET DATA
Working capital......... $1,587,868 $1,644,074 $1,555,580 $1,536,456 $1,430,710 $1,240,523 $1,326,482
Total assets............  3,814,747  3,834,644  3,871,333  3,955,348  3,445,266  3,231,701  3,081,173
Long-term debt
 (including current
 installments)..........    248,250    251,320    248,525    426,585    429,292    425,593    431,780
Total liabilities.......  1,435,424  1,592,730  1,514,850  1,813,174  1,540,136  1,501,662  1,466,317
Total stockholders'
 equity.................  2,379,323  2,241,914  2,356,483  2,142,174  1,905,130  1,730,039  1,614,856

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
              RESULTS OF OPERATIONS OF CIRCUIT CITY STORES, INC.

   The common stock of Circuit City Stores, Inc. consists of two common stock series, which are intended to reflect the performance of our two businesses. Holders of Circuit City group stock and holders of CarMax group stock are shareholders of Circuit City Stores and as such are subject to all of the risks associated with an investment in Circuit City Stores and all of our businesses, assets and liabilities. The results of operations or financial condition of one group could affect the results of operations or financial condition of the other group.

Results Of Operations--Fiscal Years 2001, 2000 and 1999


   Sales Growth

   Total sales for Circuit City Stores increased 3% in fiscal 2001 to $12.96 billion. In fiscal 2000, total sales increased 17% to $12.61 billion from $10.81 billion in fiscal 1999.

                    Percentage Sales Change From Prior Year

                                  Circuit City   Circuit City
                                  Stores, Inc.      Group          CarMax Group
                                  ------------ ----------------- ----------------
Fiscal                               Total     Total  Comparable Total Comparable
------                            ------------ -----  ---------- ----- ----------
2001.............................       3%       (1)%     (4)%     24%     17 %
2000.............................      17%       13 %      8 %     37%      2 %
1999.............................      22%       17 %      8 %     68%     (2)%
1998.............................      16%       12 %     (1)%     71%      6 %
1997.............................       9%        6 %     (8)%     85%     23 %

   The Circuit City Group. For the Circuit City group, total sales decreased 1% in fiscal 2001 to $10.46 billion. In fiscal 2000, total sales were $10.60 billion, a 13% increase from $9.34 billion in fiscal 1999. The fiscal 2001 total sales decline includes a 4% decline in the comparable store sales of the Circuit City business, partly offset by the net addition of 23 Circuit City Superstores. Throughout fiscal 2001, we experienced significant variability in the Circuit City comparable store sales pace. The sales pace in the major appliance category softened significantly at the end of the first quarter and into the second quarter. In late July 2000, we announced plans to exit the appliance business and expand our selection of key consumer electronics and home office products. A product profitability analysis had indicated that the appliance category produced below-average profits. This analysis, combined with the declining sales pace and expected increases in competition, led to the decision to exit the category. The exit from the appliance business and remerchandising of the appliance selling space was completed by the end of the third fiscal quarter. Nevertheless, the Circuit City business continued to experience a highly variable comparable store sales pace, and sales softened substantially in the last two months of the fiscal year. We believe the variability reflects the slower consumer spending experienced by most retailers during the second half of the year, some disruption to sales caused by the partial remodeling to remerchandise the appliance space, significant declines in average retails and industry-wide declines in desktop personal computer sales by year-end. Throughout the year, new technologies, better-featured consumer electronics and the new and expanded selections added to the store produced strong sales growth, although not always in line with our expectations. Excluding the appliance category from fiscal 2001 and fiscal 2000 sales, comparable store sales rose 3% in fiscal 2001.

   In addition to the partial remodels, we fully remodeled 25 Circuit City Superstores in central and south Florida and one Superstore in Richmond, Virginia, to a design that we believe is more contemporary and easier to navigate. The full remodels offer better product adjacencies, more and highly visible cash registers, better lighting and signs, and the expanded and new product selections now available in all stores. The 23 new stores opened from August 2000 through February 2001 also reflect this new design, and all new stores planned for fiscal 2002 will reflect this design. Consumer reaction to the design has been positive, but the ability to meet our longer-term expectations has been difficult to determine given the overall slowdown that occurred during the second half of the fiscal year. In addition, the cost of remodeling and the disruption to sales in remodeled stores were higher than anticipated. Fiscal 2002 remodels will follow less costly designs that can be completed over a shorter time period, but which we believe will offer similar benefits to the consumer. We also will focus on new marketing programs designed to increase foot traffic at all Circuit City Superstores.

   Geographic expansion is currently a limited contributor to Circuit City's growth. We opened 23 new Circuit City Superstores and relocated two Circuit City Superstores in fiscal 2001, increasing the store base 4%. New Superstores were added to existing markets or built in one- or two-store markets given that we already operate stores in virtually all of the nation's top metropolitan markets.

   From fiscal 1997 through fiscal 1998, a lack of significant consumer electronics product introductions resulted in weak industry sales. Geographic expansion was the primary contributor to growth of the Circuit City business during this time. The industry began to emerge from this period of declining sales in fiscal 1999, and that trend continued in fiscal 2000. As noted above, sales softened again in fiscal 2001. We continue to believe that new technologies will generate significant industry growth during the current decade. However, we expect little, if any, sales growth in fiscal 2002.

   In most states, Circuit City sells extended warranty programs on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, we have no contractual liability to the customer. In states where third-party warranty sales are not permitted, Circuit City sells an extended warranty for which we are the primary obligor. Gross dollar sales from all extended warranty programs were 5.1% of total sales of the Circuit City business in fiscal 2001, compared with 5.4% in fiscal 2000 and fiscal 1999. Total extended warranty revenue, which is reported in total sales, was 4.0% of sales in fiscal 2001, 4.4% of sales in fiscal 2000 and 4.6% of sales in fiscal 1999. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. The fiscal 2001 decline in extended warranty sales as a percent of total sales reflects the increased selection of products, such as entertainment software, for which extended warranties are not available and reduced consumer demand for warranties on many consumer electronics and home office products that have experienced significant declines in average retails. Third-party extended warranty revenue was 3.9% of total sales in fiscal 2001 and 4.1% of total sales in fiscal 2000 and fiscal 1999.

   The CarMax Group. For the CarMax group, total sales increased 24% in fiscal 2001 to $2.50 billion. In fiscal 2000, total sales increased 37% to $2.01 billion from $1.47 billion in fiscal 1999. The fiscal 2001 total sales increase reflects a 17% increase in the comparable store sales of the CarMax business, driven by higher-than-anticipated used-car sales, and the net addition of two used-car superstores, two prototype satellite stores and six new-car franchises since the end of fiscal 1999. The new stores and four of the franchises moved into the comparable store sales base throughout fiscal 2001.

                       Percent Vehicle Sales By Category

                                                                 Fiscal
                                                        ----------------------------
                                                        2001  2000  1999  1998  1997
                                                        ----  ----  ----  ----  ----
Vehicle Dollars:
  Used Vehicles........................................  81%   79%   90%   89%   88%
  New Vehicles.........................................  19%   21%   10%   11%   12%
Vehicle Units:
  Used Vehicles........................................  87%   86%   94%   93%   92%
  New Vehicles.........................................  13%   14%    6%    7%    8%

   We believe the CarMax group's fiscal 2001 sales performance primarily reflects the improved execution of the CarMax offer at individual stores, increased awareness and use of the CarMax Web site and the exit of the

CarMax group's primary used-car superstore competitor late in fiscal 2000. We believe this competitor's exit from five multi-store markets helped eliminate consumer confusion over the two offers. The CarMax group's used-car comparable store sales growth remained strong through the fiscal 2001 anniversary of this competitor's exit from the used-car superstore business. We also believe that the continuation of the CarMax group's robust used-car sales growth during the second half of the fiscal year indicates that the CarMax used-car concept offers strong consumer value and can generate steady sales growth in an economic downturn.

   Geographic expansion of the CarMax used-car superstore concept and the addition of new-car franchises were the primary contributors to the CarMax group's total sales growth from fiscal 1999 through the first half of fiscal 2000. Throughout this period, weak used-car sales more than offset the CarMax group's strong comparable store sales growth in new cars. Late in fiscal 1999, the CarMax group adopted a hub-and-satellite operating strategy in existing multi-store markets. Under the hub-and-satellite operating model, a satellite store delivers the same consumer offer as a hub store, but uses the reconditioning, purchasing and business office operations of a nearby hub store. The prototype satellites require one-half to one-third the acreage of an "A" store. In fiscal 1999, we converted five CarMax superstores in multi-store markets to satellite operations and opened two prototype satellite stores. During fiscal 2000, we opened two CarMax used-car superstores, two prototype satellite used-car superstores, five stand-alone new-car stores and one new-car franchise that was integrated with a used-car superstore. We also converted one existing CarMax store into a satellite operation and relocated one new-car franchise next to a used-car superstore.

   In the second half of fiscal 2000, the CarMax group limited its geographic expansion to focus on building sales and profitability in existing markets. The sales pace improved at the CarMax group's used-car superstores, including those stores with integrated new-car franchises, and the CarMax group generated comparable store sales growth for the last two quarters and for the fiscal year. That success continued in fiscal 2001 with strong comparable store sales throughout the year and used-car sales that exceeded expectations in all four quarters. During the year, the CarMax group added two new-car franchises, integrating them with existing used-car superstores.

   Although the performance of the used-car superstores and integrated used- and new-car superstores exceeded expectations in fiscal 2001, we have been disappointed by the performance of the stand-alone new-car stores. Operations at these stores have improved significantly versus their levels prior to acquisition; however, they remain below our expectations.

                                 Retail Units*

                                                         Retail Units at Fiscal
                                                                Year-End
                                                        ------------------------
                                                        2001 2000 1999 1998 1997
                                                        ---- ---- ---- ---- ----
"C" and "B" Stores.....................................  14   14   13    8    2
"A" Stores.............................................  17   17   16   10    5
Prototype Satellite Stores.............................   4    4    2    -    -
Stand-Alone New-Car Stores.............................   5    5    -    -    -
                                                        ---  ---  ---  ---  ---
  Total................................................  40   40   31   18    7
                                                        ===  ===  ===  ===  ===

--------
* CarMax opened two prototype satellite stores in late fiscal 1999 and two prototype satellite stores in late fiscal 2000. In addition to the four prototype satellite stores in operation, six "A," "B" or "C" stores have been converted to satellite operations. "C" stores represent the largest format.

                              New-Car Franchises

                                                         New-Car Franchises at
                                                            Fiscal Year-End
                                                        ------------------------
                                                        2001 2000 1999 1998 1997
                                                        ---- ---- ---- ---- ----
Integrated/Co-Located New Car Franchises...............  17   15   16    2    1
Stand-Alone New-Car Franchises.........................   5    5    -    -    -
                                                        ---  ---  ---  ---  ---
  Total New-Car Franchises.............................  22   20   16    2    1
                                                        ===  ===  ===  ===  ===

   In most states, the CarMax group sells extended warranties on behalf of unrelated third parties who are the primary obligors. Under this third-party warranty program, we have no contractual liability to the customer. In states where third-party warranty sales were not permitted, the CarMax group has sold its own extended warranty for which we are the primary obligor. Gross dollar sales from all extended warranty programs were 4.0% of total sales of the CarMax business in fiscal 2001, 3.7% in fiscal 2000 and 4.3% in fiscal 1999. The fiscal 2001 increase reflects the increase in used-car sales as a percentage of the overall mix, enhanced manufacturers' programs on new cars and improved warranty penetration. Used cars achieve a higher extended warranty penetration rate than new cars. The fiscal 2000 decrease reflects the increase in new-car sales as a percentage of the overall mix. Total extended warranty revenue, which is reported in total sales, was 1.8% of total sales in fiscal 2001, 1.6% in fiscal 2000 and 2.0% in fiscal 1999. Third-party extended warranty revenue was 1.8% of total sales in fiscal 2001, 1.6% in fiscal 2000 and 1.9% in fiscal 1999.

   Impact Of Inflation. Inflation has not been a significant contributor to Circuit City Stores' results. For the Circuit City business, average retail prices have declined in virtually all product categories during the past three years. Although product introductions could help reverse this trend in selected areas, we expect no significant short-term change overall. Because we purchase substantially all products sold in Circuit City stores in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to foreign currencies.

   For the CarMax business, profitability is based on achieving specific gross profit dollars per vehicle rather than on average retail prices. Because the wholesale market generally adjusts to reflect retail price trends, we believe that if the stores meet inventory turn objectives then changes in average retail prices will have only a short-term impact on the gross margin and thus profitability of that business.

   Cost of Sales, Buying and Warehousing

   For Circuit City Stores, the gross profit margin was 21.6% of sales in fiscal 2001, compared with 22.7% of sales in fiscal 2000 and fiscal 1999. The fiscal 2001 gross profit margin reflects lower gross profit margins for the Circuit City business and higher gross profit margins for the CarMax business, compared with fiscal 2000. Because the CarMax business produces lower gross margins than the Circuit City business, the increased sales contribution from CarMax may reduce our overall gross profit margin even though the CarMax group's gross profit margin may increase. Excluding the impact of the appliance merchandise markdowns and the one-time appliance exit costs incurred by the Circuit City business, our gross profit margin was 22.0% of sales in fiscal 2001.

   The Circuit City Group. For the Circuit City business, the gross profit margin was 23.6% of sales in fiscal 2001, 24.7% of sales in fiscal 2000 and 24.4% of sales in fiscal 1999. The fiscal 2001 gross profit margin was reduced by one-time costs of $28.3 million and merchandise markdowns of $28.0 million associated with the exit from the appliance business, significantly lower appliance gross margins prior to the announced plans to exit that business and a merchandise mix that included a high percentage of traditional products that carry lower gross profit margins. The one-time appliance exit costs included lease terminations, employee severance, fixed asset impairment and other related costs. Excluding the appliance category, the gross profit margin was 24.7% of sales in fiscal 2001, compared with 25.4% of sales in fiscal 2000 and 24.7% of sales in fiscal 1999. Excluding the impact of the appliance merchandise markdowns and the one-time appliance exit costs, the gross profit margin was 24.1% of sales in fiscal 2001.

   The improvement in the gross profit margin from fiscal 1999 to fiscal 2000 primarily reflected the higher percentage of sales from better-featured products and newer technologies, which carry higher gross profit margins, and continued improvements in inventory management partly offset by the strength in personal computer sales, which carry lower gross margins. In fiscal 2001, the decline in the gross profit margin was limited by lower personal computer sales and by continued double-digit sales growth in new technologies and in higher margin categories where selection was expanded as part of the exit from the appliance business. The impact of the exit from the appliance category and the high proportion of sales represented by traditional products more than offset these factors.

   The CarMax Group. For the CarMax business, the gross profit margin was 13.2% in fiscal 2001, 11.9% in fiscal 2000 and 11.7% in fiscal 1999. At the end of fiscal 1998, the CarMax group instituted a profit improvement plan that included better inventory management, increased retail service sales, pricing adjustments and the addition of consumer electronics accessory sales. The CarMax group's gross profit margins have improved significantly since that time. In fiscal 2001, the increase in used-car sales as a percent of the total sales mix and continued strong inventory management throughout the year, especially during the second half when the model-year transition occurs in the new-car segment, contributed to a higher gross margin. Significant increases in unit sales of new cars as a percentage of total unit sales limited the gross margin improvement in fiscal 2000.

   Selling, General and Administrative Expenses

   For Circuit City Stores, selling, general and administrative expenses were 19.4% of sales in fiscal 2001, compared with 18.3% of sales in fiscal 2000 and 19.3% of sales in fiscal 1999. Profits generated by our finance operations and fees received for arranging financing through third parties are recorded as a reduction to selling, general and administrative expenses.

   The Circuit City Group. For the Circuit City business, selling, general and administrative expenses were 21.7% of sales in fiscal 2001, compared with 19.6% of sales in fiscal 2000 and 20.1% of sales in fiscal 1999. The fiscal 2001 increase reflects the decline in comparable store sales, $41.9 million in remodeling costs for the Florida stores, $30.0 million in costs related to the partial remodels and $5.0 million in severance costs associated with a fourth quarter workforce reduction. Excluding these costs and the estimated sales disruption during the seven to 10 days of partial remodeling that occurred primarily in the third quarter, the fiscal 2001 expense ratio would have been 20.9% of sales. The improvement in the expense ratio from fiscal 1999 to fiscal 2000 primarily reflects leverage gained from the fiscal 2000 comparable store sales increase.

   The CarMax Group. For the CarMax business, selling, general and administrative expenses were 9.8% of sales in fiscal 2001, 11.3% of sales in fiscal 2000 and 13.9% of sales in fiscal 1999. The fiscal 2001 selling, general and administrative expense ratio continued the improvement experienced in fiscal 2000 and reflects the leverage achieved from strong total and comparable store sales growth; more efficient advertising expenditures; overall improvements in store productivity, including those achieved through the hub and satellite operating strategy we adopted in multi-store markets; and a favorable contribution from the finance operation. The fiscal 2001 improvements were partly offset by an $8.7 million write-off of goodwill associated with two underperforming stand-alone new-car franchises. Excluding these costs, the fiscal 2001 expense ratio would have been 9.4% of sales. The fiscal 2000 improvements were partly offset by $4.8 million in charges related to lease termination costs on undeveloped property and a write-down of assets associated with excess property for sale. Excluding these costs, the fiscal 2000 expense ratio would have been 11.1% of sales. The higher ratio in fiscal 1999 reflects the costs associated with the expansion of CarMax superstores and the below-plan sales in a number of multi-store metropolitan markets.

   Interest Expense

   Interest expense has remained unchanged as a percent of sales across the three-year period at 0.2% of sales.

   The Circuit City Group. For the Circuit City business, interest expense was relatively unchanged as a percent of sales across the three-year period at 0.1% of sales in fiscal 2001 and fiscal 2000 and 0.2% of sales in fiscal 1999. Interest expense was incurred on allocated debt used to fund store expansion, remodeling and working capital, including inventory.

   The CarMax Group. For the CarMax business, interest expense was relatively unchanged as a percent of sales across the three-year period, at 0.5% of sales in fiscal 2001 and fiscal 2000 and 0.4% of sales in fiscal 1999. Interest expense was incurred primarily on allocated debt to fund new store growth, franchise acquisitions and working capital, including inventory.

   Income Taxes

   The Circuit City Group. The group's effective income tax rate was 38.0% in fiscal 2001 and fiscal 2000, compared with 38.1% in fiscal 1999.

   The CarMax Group. The group's effective income tax rate was 38.0% in fiscal 2001 and fiscal 2000, compared with 39.0% in fiscal 1999. In fiscal 1999, the CarMax group generated a loss and therefore recorded related income tax benefits.

   Net Earnings (Loss)

   Net earnings for Circuit City Stores were $160.8 million in fiscal 2001, $197.6 million in fiscal 2000 and $142.9 million in fiscal 1999. Earnings from continuing operations for Circuit City Stores were $160.8 million in fiscal 2001, compared with $327.8 million in fiscal 2000 and $211.5 million in fiscal 1999. The fiscal 2001 decrease reflects the lower earnings for the Circuit City business, partly offset by the earnings increase achieved by the CarMax business. The fiscal 2000 increase reflects earnings growth of 39% for the Circuit City business and a slight profit for the CarMax business.

   The Circuit City Group. Net earnings attributed to the Circuit City group were $149.2 million in fiscal 2001, $197.3 million in fiscal 2000 and $148.4 million in fiscal 1999. Before giving effect to income attributed to the inter-group reserved shares, earnings from continuing operations were $115.2 million, or 56 cents per share, in fiscal 2001, compared with $326.7 million, or $1.60 per share, in fiscal 2000 and $235.0 million, or $1.17 per share, in fiscal 1999. Excluding the estimated sales disruption during the seven to 10 days of partial remodeling, the appliance merchandise markdowns, exit costs, remodel expenses and severance costs related to the workforce reduction, earnings from continuing operations before giving effect to income attributed to the inter-group reserved shares would have been $205.1 million, or $1.00 per share, in fiscal 2001.

   Net earnings attributed to the Circuit City group's inter-group reserved shares were $34.0 million in fiscal 2001, compared with net earnings of $862,000 in fiscal 2000 and a net loss of $18.1 million in fiscal 1999.

   Earnings from continuing operations attributed to the Circuit City group were $149.2 million, or 73 cents per share, in fiscal 2001; $327.6 million, or $1.60 per share, in fiscal 2000; and $216.9 million, or $1.08 per share, in fiscal 1999.


                                                           Circuit City Group
                                                           Earnings per Share
                                                             from Continuing
                                                             Operations for
                                                              Fiscal Year,
                                                           --------------------
                                                            2001   2000   1999
                                                           ------  ----- ------
Circuit City store business............................... $ 1.00  $1.60 $ 1.17
Impact of merchandise markdowns*..........................  (0.08)     -      -
Impact of appliance exit..................................  (0.09)     -      -
Impact of Florida remodels**..............................  (0.13)     -      -
Impact of partial remodels**..............................  (0.09)     -      -
Estimated impact of sales disruption......................  (0.03)     -      -
Impact of workforce reduction**...........................  (0.02)     -      -
Inter-group reserved shares...............................   0.17      -  (0.09)
                                                           ------  ----- ------
Circuit City group........................................ $ 0.73  $1.60 $ 1.08
                                                           ======  ===== ======

--------
*  Reflected as a reduction in gross profit margins.
**  Reflected as an increase in selling, general and administrative expenses.

   Circuit City Group Loss from Discontinued Operations. On June 16, 1999, Digital Video Express announced that it would cease marketing of the Divx home video system and discontinue operations, but existing, registered customers would be able to view discs during a two-year phase-out period. The operating results of Divx and the loss on disposal of the Divx business have been segregated from continuing operations and reported as separate line items, after tax, on our statements of earnings for the periods presented.

   The loss from the discontinued operations of Divx totaled $16.2 million after an income tax benefit of $9.9 million in fiscal 2000 and $68.5 million after an income tax benefit of $42.0 million in fiscal 1999.

   In fiscal 2000, the loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million. The loss on the disposal includes a provision for operating losses to be incurred during the phase-out period. It also includes provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments.

   The CarMax Group. Net earnings were $45.6 million in fiscal 2001, compared with net earnings of $1.1 million in fiscal 2000 and a net loss of $23.5 million in fiscal 1999. In the fourth quarter of fiscal 2001, the CarMax group recorded a pretax charge of $8.7 million relating to the write-off of goodwill associated with two under performing stand-alone new-car franchises. Excluding the write-off of goodwill, net earnings would have been $51.0 million in fiscal 2001. In the fourth quarter of fiscal 2000, the CarMax group recorded a pretax charge of $4.8 million relating to lease termination costs on undeveloped property and the write-down of assets associated with excess property for sale. Excluding lease termination costs and the write-down of assets, net earnings would have been $4.1 million in fiscal 2000.

   Net earnings attributed to the outstanding CarMax group stock were $11.6 million, or 43 cents per share, in fiscal 2001, compared with $256,000, or 1 cent per share, in fiscal 2000, and a net loss of $5.5 million, or 24 cents per share, in fiscal 1999. Reported earnings and losses attributed to the CarMax group stock exclude the earnings and losses attributed to the inter-group reserved shares. At February 28, 2001, February 29, 2000 and February 28, 1999, the inter-group reserved shares of CarMax group stock represented 74.6%, 74.7% and 76.6%, respectively, of the total number of outstanding or reserved shares of CarMax group stock, excluding shares reserved under our stock incentive plans for employees and directors.




Financial Condition--Fiscal Years 2001, 2000 and 1999


   Liquidity and Capital Resources

   In fiscal 2001, net cash provided by operating activities of continuing operations was $155.8 million, compared with $626.2 million in fiscal 2000 and $319.0 million in fiscal 1999. The fiscal 2001 decrease reflects the lower earnings from continuing operations for the Circuit City business and a decrease in accounts payable, partly offset by the increase in earnings for the CarMax business. The fiscal 2000 increase primarily reflects increased earnings from the Circuit City and CarMax businesses and increases in accounts payable for both businesses, partly offset by increases in inventory.

   Most financial activities, including the investment of surplus cash and the issuance and repayment of short-term and long-term debt, are managed by Circuit City Stores on a centralized basis. Allocated debt of each of the CarMax group and the Circuit City group consists of:

  . Circuit City Stores' debt, if any, that has been allocated in its entirety to that group; and

  . a portion of Circuit City Stores' debt that is allocated between the CarMax group and the Circuit City group.

This pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of the pooled debt.

   During fiscal 2001, a term loan totaling $175 million was repaid using existing working capital. In addition, a term loan totaling $130 million and due in June 2001 was classified as a current liability. Although we have the ability to refinance this debt, we intend to repay it using existing working capital. Payment of corporate pooled debt does not necessarily result in a reduction of the CarMax group's or the Circuit City group's allocated debt.

   Capital expenditures have been funded primarily through sale-leaseback transactions, landlord reimbursements and short- and long-term debt. Capital expenditures of $285.6 million in fiscal 2001 primarily were related to Circuit City Superstore remodeling and new Circuit City Superstore construction. Capital expenditures of $222.3 million in fiscal 2000 and $352.4 million in fiscal 1999 largely were incurred in connection with the expansion programs for both businesses. Sale-leasebacks, landlord reimbursement transactions and fixed asset sales totaled $115.7 million in fiscal 2001, $100.2 million in fiscal 2000 and $273.6 million in fiscal 1999.

   The Circuit City Group. In fiscal 2001, net cash provided by operating activities of continuing operations was $137.9 million, compared with $650.2 million in fiscal 2000 and $399.4 million in fiscal 1999. The fiscal 2001 decrease reflects the lower earnings from continuing operations for the Circuit City business and a decrease in accounts payable. The fiscal 2000 increase reflects a 39% increase in earnings from continuing operations for the Circuit City business and an increase in accounts payable, partly offset by an increase in inventory.

   The Circuit City group's capital expenditures were $274.7 million in fiscal 2001, $176.9 million in fiscal 2000 and $214.1 million in fiscal 1999. The group's capital expenditures in fiscal 2001 primarily were related to Superstore remodeling and new Circuit City Superstore construction. In fiscal 2000 and fiscal 1999, these expenditures primarily reflected new store construction. Capital expenditures for the Circuit City group have been funded through sale-leaseback transactions, landlord reimbursements and allocated short- and long-term debt. Sale-leasebacks, landlord reimbursement transactions and fixed asset sales totaled $100.2 million in fiscal 2001, $74.8 million in fiscal 2000 and $134.3 million in fiscal 1999.

   Circuit City's finance operation primarily funds its credit card programs through securitization transactions that allow the operation to sell its receivables while retaining a small interest in them. The finance operation has a master trust securitization facility for its private-label credit card that allows the transfer of up to $1.31 billion in receivables through both private placement and the public market. A second master trust securitization program allows for the transfer of up to $1.94 billion in receivables related to the operation's bankcard programs. Securitized receivables totaled $2.75 billion at February 28, 2001. Under the securitization programs, receivables are sold to unaffiliated third parties with the servicing rights retained. We expect that both securitization programs can be expanded to accommodate future receivables growth.

   The CarMax Group. In fiscal 2001, net cash provided by the CarMax group's operating activities was $17.8 million. The fiscal 2001 increase reflects a $44.4 million increase in net earnings, offset by an increase in inventory. Net cash used in operating activities was $24.0 million in fiscal 2000 and $80.3 million in fiscal 1999. For the three-year period, cash primarily was used to purchase inventory related to comparable store sales growth, store openings and additional new-car franchises. In fiscal 1999, cash also was used to fund net losses.

   The CarMax group's capital expenditures were $10.8 million in fiscal 2001, $45.4 million in fiscal 2000 and $138.3 million in fiscal 1999. In fiscal 2001, the CarMax group's capital expenditures primarily were related to equipment purchases. The CarMax group's capital expenditures through fiscal 2000 primarily were related to store expansion. Capital expenditures for the CarMax group have been funded through sale-leaseback transactions and allocated short- and long-term debt. Fixed asset sales and sale-leaseback transactions totaled $15.5 million in fiscal 2001, $25.3 million in fiscal 2000 and $139.3 million in fiscal 1999.

   During fiscal 2001, we acquired one new-car franchise for a total of $1.3 million. In fiscal 2000, we acquired five new-car franchises for a total of $34.8 million. These acquisitions were financed through available cash resources, including allocated debt. Costs in excess of the acquired net tangible assets, which were primarily inventory, were recorded as goodwill and covenants not to compete.

   We have an asset securitization program operated through a special purpose subsidiary on behalf of the CarMax group. At the end of fiscal 2001, that program allowed the transfer of up to $450 million in automobile loan receivables. In October 1999, we formed an owner trust securitization facility that allowed for a $644 million securitization of automobile loan receivables in the public market. At February 28, 2001, the program had a capacity of $329 million. In January 2001, we formed an additional owner trust securitization facility that allowed for a $655 million securitization of automobile loan receivables in the public market. The program had a capacity of $655 million at the end of fiscal 2001. Securitized receivables under all CarMax group programs totaled $1.28 billion at the end of fiscal 2001. Under the securitization programs, receivables are sold to unaffiliated third parties with the servicing rights retained. We expect that these securitization programs can be expanded to accommodate future receivables growth.

   Capital Structure

   Total assets at February 28, 2001, were $3.87 billion, down $84.0 million, or 2%, since February 29, 2000. A $197.8 million decrease in cash offset by a $68.5 million increase in inventory primarily contributed to the decrease in total assets.

   Over the past three years, expansion for the Circuit City and CarMax businesses has been funded with internally generated cash, sale-leaseback transactions, operating leases and short-term and long-term debt. Finance operation receivables have been funded through securitization transactions.

   During fiscal 2001, stockholders' equity increased 10% to $2.36 billion. Capitalization for the past five years is illustrated in the "Capitalization" table below. Circuit City Stores produced a return on equity of 7.1% in fiscal 2001, compared with 9.8% in fiscal 2000.

   We believe that in fiscal 2002 capital expenditures of approximately $295 million can be funded through a combination of internally generated cash, sale-leaseback transactions, operating leases or floor plan financing of

CarMax inventory and that securitization transactions will finance the growth in receivables. At the end of fiscal 2001, we maintained a $150 million unsecured revolving credit agreement and $360 million in committed seasonal lines that are renewed annually with various banks.

   The groups rely on the external debt of Circuit City Stores to provide working capital needed to fund net assets not otherwise financed through sale-leasebacks or the securitization of receivables. All significant financial activities of each group are managed by Circuit City Stores on a centralized basis and are dependent on the financial condition of Circuit City Stores. These financial activities include the investment of surplus cash, issuance and repayment of debt, securitization of receivables, sale-leasebacks of real estate and inter-group loans.

                                Capitalization

                                                   Fiscal
                         -----------------------------------------------------------
                            2001        2000        1999        1998        1997
                         ----------- ----------- ----------- ----------- -----------
                            $     %     $     %     $     %     $     %     $     %
                         ------- --- ------- --- ------- --- ------- --- ------- ---
                                        (Dollar amounts in millions)
Long-term debt,
 excluding current
 installments...........   116.1   5   249.2  10   426.6  17   424.3  18   430.3  19
Other long-term
 liabilities............   107.1   4   157.8   6   149.7   6   171.5   7   199.4   9
Total stockholders'
 equity................. 2,356.5  91 2,142.2  84 1,905.1  77 1,730.0  75 1,614.8  72
                         ------- --- ------- --- ------- --- ------- --- ------- ---
 Total capitalization... 2,579.7 100 2,549.2 100 2,481.4 100 2,325.8 100 2,244.5 100
                         ======= === ======= === ======= === ======= === ======= ===

   The Circuit City Group. In fiscal 2002, we anticipate capital expenditures for the group of approximately $215 million, primarily related to construction of new Superstores, the remodeling of 24 existing Superstores and the relocation of approximately 10 Superstores.

   We believe that proceeds from sales of property and equipment and receivables, future increases in Circuit City Stores' debt allocated to the Circuit City group and cash generated by operations will be sufficient to fund the capital expenditures and operations of the Circuit City business.

   The CarMax Group. In fiscal 2002, we anticipate capital expenditures of approximately $80 million, primarily related to new store construction. We expect to open two CarMax used-car superstores late in fiscal 2002 and assuming the business continues to meet our expectations, as many as 30 stores over the following four years. The initial cash investment per store is expected to be in the range of $22 million to $30 million for an "A" store and $11 million to $18 million for a satellite store. The initial investment includes the land and building; furniture, fixtures and equipment; inventory; and the seller's interest in the automobile loan receivables of the CarMax group's finance operation. These investments are expected primarily to be funded through sale-leasebacks, securitization of receivables or floor plan financing for inventory. If the CarMax group takes full advantage of building and land sale-leaseback and inventory financing, the net cash investment per store is expected to be $4 million to $6 million for an "A" store and $2 million to $3 million for a satellite store.

   We believe that the proceeds from sales of property and equipment and receivables, future increases in Circuit City Stores' debt allocated to the CarMax group, inter-group loans, floor plan financing and cash generated by operations will be sufficient to fund the capital expenditures and operations of the CarMax group's business.

Results of Operations--First Quarters of Fiscal 2002 and 2001


   Net Sales and Operating Revenues and General Comments


   Total sales for Circuit City Stores for the first quarter of fiscal 2002 were $2.68 billion, a decrease of 13% from $3.07 billion for the same period last year.

                         Comparable Sales Change



                                                              First Quarter
                                                         -----------------------
                                                         Fiscal 2002 Fiscal 2001
                                                         ----------- -----------
   Circuit City Group...................................     (25%)         7%
   CarMax Group.........................................      27%         14%


   Our operations, in common with other retailers in general, are subject to seasonal influences. Historically, the Circuit City business has realized more of its net sales and net earnings in the final fiscal quarter, which includes the December holiday selling season, than in any other fiscal quarter. The CarMax business, however, has experienced more of its net sales in the first half of the fiscal year. The net earnings of any interim quarter are seasonally disproportionate to net sales because administrative and certain operating expenses remain relatively constant during the year. Therefore, interim results should not be relied upon as necessarily indicative of results for the entire fiscal year.


   The Circuit City Group. Total sales for the Circuit City group for the first quarter of fiscal 2002 were $1.88 billion, a decrease of 23% from $2.45 billion for the same period last year, reflecting the absence of major appliances, continued industry-wide weakness in personal computer sales and general softness in some other product categories. Circuit City continued to see strong sales growth in new technologies and product categories where selections were expanded as a result of the appliance exit. Comparable store sales, including all merchandise sales categories in all comparable stores, declined 25%. Excluding the appliance category, from which we completed our exit in the third quarter of fiscal 2001, comparable store sales declined 13%.


   We plan to open approximately 15 Circuit City Superstores and relocate approximately 10 Circuit City Superstores in the current fiscal year. In the first quarter of fiscal 2002, we opened one Circuit City Superstore in the Las Vegas, Nevada, market and relocated one store in the Los Angeles, California, market. Our remodel plan for fiscal 2002 includes 24 Circuit City Superstores and will enable us to test two different remodel designs. We began the first set of remodels, which included 10 stores in the Chicago market and two stores in the Norfolk, Virginia, market, during the first quarter of fiscal 2002. We expect costs for the first set of remodels, which is the more extensive of the two, to average approximately $1.5 million per store. We began the second set of remodels early in the second quarter of this fiscal year in the Washington/Baltimore market. We expect the second set to include 12 Superstores.




   Gross dollar sales from all extended warranty programs were 5.5% of sales in the first quarter of fiscal 2002 and 5.4% of sales in the first quarter of fiscal 2001. Third-party warranty revenue was 4.3% of sales in this fiscal year's first quarter and 4.2% in the same period last year. The total extended warranty revenue that is reported in total sales was 4.3% of sales in this fiscal year's first quarter versus 4.4% in the first quarter of last fiscal year.

   The CarMax Group. The CarMax group continued a strong sales trend begun in fiscal 2001, with sales increasing 27% for the first quarter of fiscal 2002 to $796.8 million from $625.7 million in last year's first quarter. The increase is a result of continued strength in the core used-car business, increased average retails produced by a higher mix of later-model used-car sales vehicles and stronger-than-anticipated new-car sales. For most of the fiscal 2002 first quarter, all CarMax locations were included in the comparable store sales calculations. CarMax's comparable store sales increased 27% in the first quarter compared to a 14% increase in the same prior year period.


   We plan moderate geographic growth for the CarMax group through the addition of superstores in new mid-sized markets that can be served effectively with one CarMax superstore and additional satellite stores in existing multi-store markets. Mid-sized markets are those with populations of approximately 1 million to 2.5 million people. In late fiscal 2002, we plan to open two CarMax superstores in the single-store markets of Sacramento, California, and Greensboro, North Carolina.


                               Retail Units



                                                             May 31,   Feb. 28,
                                                            --------- ----------
                                                            2001 2000 2002* 2001
                                                            ---- ---- ----- ----
"C" and "B" Stores.........................................  14   14    14   14
"A" Stores.................................................  17   17    19   17
Prototype Satellite Stores.................................   4    4     4    4
Stand-Alone New-Car Stores.................................   5    5     5    5
                                                            ---  ---   ---  ---
  Total....................................................  40   40    42   40
                                                            ===  ===   ===  ===

--------

* Estimate.


   Gross dollar sales from all extended warranty programs were 3.8% of sales in the first quarter of fiscal 2002 compared with 4.0% in the same period last year. Third-party warranty revenue decreased to 1.7% of sales in this fiscal year's first quarter from 1.8% in the same period last year. The total extended warranty revenue that is reported in total sales was 1.7% of sales in the first quarter of fiscal 2002, compared with 1.8% in fiscal 2001.


                    Percent Vehicle Sales By Category



                                                                   First Quarter
                                                                   -------------
                                                                   Fiscal Fiscal
                                                                    2002   2001
                                                                   ------ ------
   Vehicle Dollars:
     Used Vehicles................................................   81%    80%
     New Vehicles.................................................   19%    20%
   Vehicle Units:
     Used Vehicles................................................   87%    86%
     New Vehicles.................................................   13%    14%

   Cost of Sales, Buying and Warehousing


   For Circuit City Stores, the gross profit margin was 21.1% of sales in the first quarter of fiscal 2002, compared with 22.2% in the same period last year.


   The Circuit City Group. For the Circuit City business, the gross profit margin increased to 24.6% of sales in the first quarter of fiscal 2002 from 24.4% in the same period last year. The improved margin reflects strong sales trends in technologies that are new to the consumer, such as digital televisions, digital cameras and camcorders, and softness in personal computer sales.


   The CarMax Group. For the CarMax business, the gross profit margin decreased to 13.0% of sales in the first quarter of fiscal 2002 from 13.7% for the same period last year. Although we achieved our gross margin dollar targets per vehicle, higher average retails resulting from the growth in later-model used-car sales and higher-than-expected new-car sales generated the decline in the gross profit margin percentage.


   Selling, General and Administrative Expenses


   For Circuit City Stores, the selling, general and administrative expense ratio was 20.0% in the first quarter of fiscal 2002, compared with 18.8% for the same period last year.


   The Circuit City Group. For the Circuit City business, the selling, general and administrative expense ratio was 25.4% of sales in the first quarter of fiscal 2002, compared with 21.2% for the same period last year. The increased expense ratio reflects lower comparable store sales partly offset by cost efficiency initiatives and the contribution from Circuit City's credit operation. During the quarter, advertising expenditures were reduced in part by eliminating inefficient print distribution, while the effectiveness of the ads were improved through a change in format and creative approach. Also, credit operations exceeded our expectations during the quarter as funding costs declined more rapidly than yields, however, we do not expect this benefit to continue.


   The CarMax Group. For the CarMax business, the selling, general and administrative expense ratio was 7.3% of sales in the first quarter of fiscal 2002, compared with 9.5% of sales for the same period last year. The expense ratio improvement reflects the significant expense leverage generated by the comparable sales growth. CarMax's finance operation also contributed to the improved ratio as lower funding costs generated higher spreads.


   Net Earnings


   Net earnings for Circuit City Stores decreased to $17.0 million for the first quarter of fiscal 2002 from $60.7 million in last year's first quarter.


   The Circuit City Group. Net earnings for the Circuit City group for the first quarter of fiscal 2002, were $10.1 million compared with $57.1 million in the same period last year. During the first quarter of fiscal 2002, the net earnings attributed to the inter-group reserved shares were $19.7 million compared with $10.4 million for the same period last year. Excluding the income attributed to the inter-group reserved shares, Circuit City incurred a loss for the first quarter of fiscal 2002 of $9.6 million compared with earnings of $46.7 million for the same period last year.


   The CarMax Group. During the first quarter of fiscal 2002, the CarMax group's net earnings increased 91% to $26.6 million from $13.9 million for the same period last year. The net earnings attributed to the CarMax group stock were $6.8 million for the first quarter of fiscal 2002, compared with $3.5 million for the same period last year.


Financial Condition--First Quarter of Fiscal 2002


   At May 31, 2001, our total assets were $3.81 billion. The inventory decrease of $25.8 million from the end of fiscal year 2001 reflects our increased focus on inventory management, partially offset by an increase in the CarMax group's inventory to support seasonal sales trends. Primarily because of the inventory decline, accounts payable has decreased $81.0 million since the end of fiscal 2001. As scheduled, we used existing working capital to repay a term loan totaling $130.0 million in June 2001. Payment of corporate debt will not necessarily reduce a particular group's allocated debt.

   Both groups rely on the external debt we allocate to them to provide working capital needed to fund net assets not otherwise financed through sale-leasebacks or receivable securitizations. We manage all significant financial activities of the Circuit City business and the CarMax business on a centralized basis. Each group's significant financial activities are dependent on our financial condition as a whole and include the investment of surplus cash, issuance and repayment of debt, securitization of receivables and sale-leasebacks of real estate. At May 31, 2001, we maintained a $150 million unsecured revolving credit facility and $360 million in seasonal lines that are renewed annually with various banks.


   In July 2001, we expect to offer publicly up to 8,625,000 shares, which includes the underwriters' over-allotment option of 1,125,000 shares, of CarMax group stock. The shares that will be sold in the offering are shares of CarMax group stock that have been reserved for the Circuit City group or for issuance to holders of Circuit City group stock. We intend to allocate the net proceeds from this offering, including any net proceeds of shares issued upon exercise of the underwriters' over-allotment option, to the Circuit City group to be used for that group's general purposes, including the ongoing remodeling of the Circuit City Superstores.


   The Circuit City Group. At May 31, 2001, the Circuit City group's total assets were $3.33 billion. The merchandise inventory decrease of $81.7 million reflects an increased focus on inventory management. Primarily because of the inventory decline, accounts payable has decreased $106.9 million since the end of fiscal 2001.


   Circuit City's finance operation has a master trust securitization facility that allows the transfer of its private-label credit card receivables through private placement and the public market. As of May 31, 2001, the master trust program had a total program capacity of $1.18 billion. Circuit City's finance operation also has a master trust securitization facility related to its bankcard program. As of May 31, 2001, the bankcard master trust program had a total program capacity of $1.94 billion. These master trust vehicles permit further expansion of the securitization programs in both the public and private markets. We anticipate that we will be able to expand Circuit City's securitization programs to meet future needs.


   We believe that proceeds from sales of property and equipment and receivables, future increases in the debt allocated to the Circuit City group, cash generated by operations and proceeds from the public stock offering discussed above will be sufficient to fund the capital expenditures and operations of the Circuit City business.


   The CarMax Group. Total assets at May 31, 2001, were $795.4 million, an increase of $84.4 million, or 12%, from $711.0 million at February 28, 2001. Inventory increased $55.8 million to support seasonal sales trends. Net accounts receivable increased by $30.0 million, reflecting an increase in auto loans.


   We have an asset securitization program operated through a special purpose subsidiary on behalf of CarMax. This program had a capacity of $625 million as of May 31, 2001. On behalf of CarMax, we also have a public asset securitization program with a capacity of $280 million as of May 31, 2001, and a second public asset securitization program with a capacity of $562 million as of May 31, 2001. We anticipate that we will be able to expand these securitization programs to meet future needs.


   We believe that proceeds from sales of property and equipment and receivables, future increases in the debt allocated to the CarMax group, inter-group loans, floor plan financing and cash generated by operations will be sufficient to fund the capital expenditures and operations of the CarMax group's business.


Operations Outlook


   The Circuit City Group. For the Circuit City business, we believe that increased household penetration of products and services such as broadband Internet access, wireless communications, multi-channel video programming devices, digital television and digital imaging will drive profitability in the consumer electronics industry during this decade. To take advantage of these opportunities, we exited the major appliance business and expanded our consumer electronics and home office product selections in fiscal 2001. We are focusing significant attention on store remodeling, sales counselor training programs, customer service enhancements, process improvements, inventory management and marketing programs to improve the sales and profitability of our Circuit City business.


   Despite these plans and our long-term outlook for market share growth, we recognize that the sales pace at our Circuit City stores slowed throughout fiscal 2001 and the first quarter of fiscal 2002. Therefore, we are cautious in our outlook for fiscal 2002. We expect to open approximately 15 new Circuit City Superstores, relocate approximately 10 Superstores and remodel 24 Superstores. We expect limited sales and earnings growth for the Circuit City business in fiscal 2002. We do, however, expect continued strong sales and earnings growth for the CarMax business and anticipate that CarMax will make a greater contribution to the earnings attributed to the Circuit City group stock in fiscal 2002.


   The CarMax Group. We believe that the higher-than-expected sales and earnings growth produced by the CarMax group in fiscal 2001 and the first quarter of fiscal 2002 indicates that the CarMax business has developed a store concept that can generate sustained profits. We believe that we have in place the infrastructure that will enable the CarMax group to maintain its improved level of execution, generate additional comparable store sales growth and resume geographic expansion.


   In mid-sized markets, our most mature CarMax stores have captured used-car market shares of 8% to 10%. We have identified approximately 35 additional markets that could support an "A" store, the standard CarMax store size going forward. We expect to enter two of these markets, Sacramento, California, and Greensboro, North Carolina, in late fiscal 2002. We also believe that we can add another 10 satellite CarMax superstores in our existing multi-store markets. Assuming the CarMax used-car business continues to meet our expectations, we plan to open, in fiscal 2003, four to six stores, including openings in mid-sized markets and satellite stores in existing multi-store markets, and, in fiscal 2004 through fiscal 2006, six to eight stores per year, again focusing near-term growth on mid-sized markets or satellites.


   Based on the performance of the existing used-car superstores, we believe that a standard "A" store in a mid-sized market will at maturity produce sales in the $50 million to $100 million range and a pretax, before non-store overhead, store operating profit margin in the range of 5.0% to 9.5%. We believe a satellite store at maturity will produce sales in the $36 million to $72 million range and a pretax, before non-store overhead, store operating profit margin in the range of 5.0% to 9.3%. In both cases, maturity is assumed to be the fifth year of operation. If we meet our store opening and sales per store objectives, we believe that the CarMax group can produce annual sales volumes of $5 billion within five years. Non-store overhead, which includes all field operating expenses outside the store as well as corporate overhead, was 2.3% of sales in fiscal 2001, and we estimate it will decline to approximately 1.7% of sales when annual volumes reach $5 billion.


Recent Accounting Pronouncements


   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137 and No. 138, standardizes the accounting for derivative instruments and requires that an entity recognize those items as either assets or liabilities and measure them at fair value. We adopted SFAS No. 133 during the first quarter of fiscal year 2002. Adoption of SFAS 133 did not have a material impact on our financial position, results of operations or cash flows.


   In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125." While SFAS No. 140 carries over most of the provisions of SFAS No. 125, it provides new standards for reporting financial assets transferred as collateral and new standards for the derecognition of financial assets, in particular transactions involving the use of special purpose entities. SFAS No. 140 also prescribes additional disclosures for securitization transactions accounted for as sales. We adopted SFAS No. 140 during the first quarter of fiscal year 2002. Adoption of SFAS No. 140 did not have a material impact on our financial position, results of operations or cash flows.


   In July 2000, the FASB issued Emerging Issues Task Force No. 00-14, "Accounting for Certain Sales Incentives," which is effective for the fiscal quarter beginning after December 15, 2001. The issue provides guidance for sales incentives, such as mail-in rebates, offered to customers to be classified as a reduction of revenue. We offer certain mail-in rebates that we currently record in cost of sales, buying and warehousing. We do not expect the adoption of EITF No. 00-14 to have a material impact on our financial position, results of operations or cash flows. However, we expect to reclassify certain rebate expenses from cost of sales, buying and warehousing to net sales and operating income to be in compliance with EITF No. 00-14. This reclassification would have increased our gross profit margin and our expense ratio by .20% for fiscal 2001. For the quarter ended May 31, 2001, this reclassification would have increased our gross profit margin by .09% and our expense ratio by .08%.



Market Risk

   We centrally manage the private-label and bankcard revolving loan portfolios of the Circuit City finance operation and the automobile installment loan portfolio of the CarMax finance operation. Portions of these portfolios are securitized and, therefore, are not presented on our balance sheets. Interest rate exposure relating to these receivables represents a market risk exposure that we have managed with matched funding and interest rate swaps.


   Revolving Loans

   Interest rates charged on the accounts in the managed private-label and bankcard portfolios are primarily indexed to the prime rate, adjustable on a monthly basis, with the balance at a fixed annual percentage rate. Total principal outstanding at February 28, 2001, and February 29, 2000, had the following rate structure:

                                                                   2001   2000
                                                                  ------ ------
                                                                   (Amounts in
                                                                    millions)
Indexed to prime rate............................................ $2,596 $2,631
Fixed-rate.......................................................    203    213
                                                                  ------ ------
  Total.......................................................... $2,799 $2,844
                                                                  ====== ======

   Financing for the securitization programs is achieved primarily through the issuance of public market debt, which is issued at floating rates based on LIBOR. Receivables held by Circuit City Stores for sale are financed with working capital. At February 28, 2001, and February 29, 2000, financings were as follows:

                                                                   2001   2000
                                                                  ------ ------
                                                                   (Amounts in
                                                                    millions)
Floating-rate (including synthetic alteration) securitizations... $2,754 $2,689
Fixed-rate securitization........................................      -    137
Held by Circuit City Stores for sale.............................     45     18
                                                                  ------ ------
  Total.......................................................... $2,799 $2,844
                                                                  ====== ======

   As of May 31, 2001 the private-label and bankcard revolving loan portfolios of the Circuit City group had not changed significantly since February 28, 2001.

   Automobile Installment Loans

   Total principal outstanding for fixed-rate automobile loans at May 31, 2001, February 28, 2001 and February 29, 2000, was as follows:



                                                       May 31, Feb. 28, Feb. 29,
                                                        2001     2001     2000
                                                       ------- -------- --------
                                                         (Amounts in millions)
Fixed-rate............................................ $1,357   $1,296    $932
                                                       ======   ======    ====


   Financing for these receivables is achieved through asset securitization programs that, in turn, issue both fixed- and floating-rate securities. Receivables held by Circuit City Stores for investment or sale are financed with working capital. Financings at May 31, 2001, February 28, 2001 and February 29, 2000, were as follows:



                                                     May 31, Feb. 28, Feb. 29,
                                                      2001     2001     2000
                                                     ------- -------- --------
                                                       (Amounts in millions)
Fixed-rate securitizations.......................... $  842   $  984    $559
Floating-rate securitizations synthetically altered
 to fixed...........................................    493      299     327
Floating-rate securitizations.......................      2        1       1
Held by Circuit City Stores:
  For investment*...................................     14        9      22
  For sale..........................................      6        3      23
                                                     ------   ------    ----
    Total........................................... $1,357   $1,296    $932
                                                     ======   ======    ====

--------
* Held by a bankruptcy remote special purpose company.

   We have analyzed our interest rate exposure and have concluded that it did not represent a material market risk at May 31, 2001, February 28, 2001 and February 29, 2000. Because programs are in place to manage interest rate exposure relating to the consumer and installment loan portfolios, we expect to experience relatively little impact as interest rates fluctuate. We also have the ability to adjust fixed-rate revolving cards and the index on floating-rate cards, subject to cardholder ratification, but do not currently anticipate the need to do so.

                         BUSINESS OF THE CARMAX GROUP

Overview

   The CarMax group is a leading retailer of used cars and light trucks in the United States with 40 retail units as of May 31, 2001 operated from 37 locations, including 33 used-car superstores and satellite stores, two co-located new-car stores and five stand-alone new-car franchises. We operate 21 new-car franchises, most of which are co-located or integrated with our used-car superstores. Used-car sales, which are the major part of our business, represented approximately 81% of the group's total vehicle sales in dollars in fiscal 2001. Our CarMax stores are located in the Southeast, Midwest, Mid-Atlantic and West.


   We purchase, recondition and sell used vehicles. In addition, we sell new vehicles under franchise agreements with DaimlerChrysler, Mitsubishi, Nissan, Toyota, BMW, Ford and General Motors. We provide CarMax customers the opportunity to purchase vehicles the same way they buy other retail products, with friendly service and non-negotiated low prices. We have separated the practice of trading in a used vehicle in conjunction with the purchase of another vehicle into two distinct and independent transactions. We provide an appraisal that allows current vehicle owners to sell their cars to us regardless of their intent to purchase a vehicle from us. We also provide our customers with a full range of related services, including the financing of vehicle purchases through our own financing operation and the sale of extended warranties. Since our last public offering in fiscal 1997, net sales and operating revenue has grown from $510.2 million in fiscal 1997 to $2.5 billion in fiscal 2001, representing a 49% compound annual growth rate. Net earnings have increased from a net loss in fiscal 1997 of $9.3 million to net income of $45.6 million in fiscal 2001.

History and Background

   Circuit City Stores, a leading U.S. consumer electronics retailer, established the CarMax used-vehicle business in 1993 to revolutionize the highly fragmented used-vehicle retail market. We were the first used-vehicle retailer to offer a large selection of quality used vehicles at low, fixed prices using a customer-friendly sales process in an attractive, modern sales facility.

   We have designed a strategy to better serve this market by addressing what we believe to be the major sources of dissatisfaction with traditional used-car retailing and to maximize operating efficiencies with sophisticated systems and standardized operating procedures and store formats. The Circuit City group's focus on customer satisfaction and operating efficiency has enabled it to become one of the largest consumer electronics retailers in the United States. At its inception, CarMax leveraged Circuit City Stores' operational expertise, innovative systems and resources to develop the used-vehicle retailing concept, to develop store prototypes and proprietary systems and to implement effective financial and operational controls.


Industry Overview

   Automotive retailing, with approximately $743 billion in calendar year 2000 sales, is the largest consumer retail market in the United States, representing nearly 8% of the U.S. gross domestic product. Used-vehicle sales in 2000 were estimated at $363 billion, of which approximately $310 billion were generated by franchised and independent dealers and the balance in privately negotiated transactions. We are focused on the late-model segment of the used-car market, which primarily includes one-year-old to six-year-old used cars. We believe that conditions in the used-vehicle retail market, coupled with our operating and growth strategies, provide us with an opportunity for substantial growth.


   We believe that although the number of franchised dealers has declined to approximately 22,000 over the last four years, further consolidation of franchised dealers is likely as megadealers continue to put competitive pressures on undercapitalized dealers, individual dealership owners reach retirement age and manufacturers continue to press for greater efficiency in their distribution networks. Notwithstanding this trend, the industry today remains highly fragmented, with few large dealers. According to Automotive News, the top 100 franchised dealer groups in calendar year 2000 accounted for less than 5% of used-vehicle sales and less than 14% of new-car sales in the U.S. We believe that the size and fragmented nature of the used-vehicle industry and the historically high rate of customer dissatisfaction with the traditional used-car sales process offer us significant opportunities for market share growth.


Competitive Strengths

   We have pioneered and implemented operating strategies and a unique customer offer that we believe enhance customer satisfaction and loyalty and maximize operating efficiency. We believe we have the following competitive strengths.

   Low, Fixed "No-Haggle" Prices

   We have implemented an everyday low price strategy under which we set fixed, "no-haggle" prices on our used and new vehicles. Our used-car prices are, on average, $1,500 below the Kelley Blue Book price and approximately 75% of our new cars are priced below dealer invoice. We believe most prices are at or below the best negotiated price in the market. Prices on all vehicles are clearly displayed on each vehicle's information sticker and in our newspaper advertising. We have extended our "no-haggle" philosophy to every stage of the vehicle transaction, including trade-ins, financing rates, accessories, extended warranty pricing and our low vehicle documentation fees.

   Broad Selection of High-Quality Vehicles

   Each CarMax used-car location features a broad selection of top-quality domestic and imported used cars and trucks, with a wide range of prices appealing to a large range of potential customers. CarMax stores vary in inventory size from 250 to 650 vehicles depending on local market size and consumer demand. Our used car selection covers popular brands by manufacturers such as DaimlerChrysler, Ford, General Motors, Honda, Mitsubishi, Nissan and Toyota and specialty brands like BMW and Lexus. To ensure that our quality standards are maintained, vehicles undergo a comprehensive, certified quality inspection by our service technicians as well as a thorough reconditioning process. We back our commitment to quality with a five-day or 250-mile money-back guarantee and a limited 30-day warranty.

   Efficient, Customer-Friendly Sales Process

   We have developed a streamlined, innovative sales process that redefines the way consumers buy vehicles. We believe that the major causes of consumer dissatisfaction with the traditional car-buying experience include:

  . dealers' attempts to combine the vehicle purchase transaction with the trade-in transaction, financing and the sale of related products;

  .  confrontational negotiations between the customer and the dealer;

  . difficulty the customer experiences in obtaining sufficient information to make informed decisions;

  . interaction with multiple personnel at different stages of the buying process; and

  .  hidden costs and inflated prices embedded in the sales process.

   By contrast, our process enables customers to evaluate separately each step of the sales process described below and to make informed decisions at each step based on complete information about their options and associated prices. To increase efficiency, the same sales consultant, as well as the customer-friendly, proprietary

CarMax point-of-sale system, assist the customer throughout the CarMax sales process. We designed the elements of the CarMax offer to create a customer-friendly experience. Our "no-haggle" pricing allows our sales consultants to focus solely on our customers' needs. The entire purchase process, including a test-drive and financing, can be completed in less than one hour. We conduct extensive market research to measure our customer service record and to refine our consumer offer.

  . Selection and Price. Customers can use our in-store CarMax information system or our CarMax Web site to electronically search our inventory for vehicles that meet their model and feature requirements and price range. The CarMax information system displays a color picture of each vehicle and optionally generates a vehicle information sheet with the vehicle price and selected features for the customer's reference and a map directing the customer to the vehicle's location on the lot. Prices are clearly displayed, along with selected vehicle features, on each vehicle's price and information window sticker. The CarMax low, "no-haggle" price policy assures all customers the same low price and avoids confrontational price negotiations.

  . Trade-Ins. We have replaced the traditional "trade-in" transaction with a process in which our trained buyers appraise any vehicle, usually in 30 minutes or less, and provide the vehicle's owner with a written guaranteed cash offer that is good for seven days or 300 miles. An appraisal is available to everyone free of charge, whether or not the individual is purchasing a vehicle from us. In contrast to traditional dealers who seek to combine the vehicle purchase and trade-in transactions, the CarMax sales process enables the customer to separately evaluate and make an informed decision with respect to each transaction.

  . Financing. Our sales consultants use the CarMax information system to electronically submit financing applications and receive responses on prime financing from either our finance operation or Bank of America, or both, typically in less than five minutes. Non-prime financing is also provided through the CarMax information system by a variety of third-party lenders. Customers are then able to review online with the sales consultant financing options and terms from each financing source that we use, including the amount financed, interest rate, term and monthly payment. We believe that, by contrast, traditional dealers frequently offer inflated financing terms to customers and do not clearly separate the components of the financing transaction.

  . Extended Warranties. We offer extended warranties that have been designed to our specifications. We believe that superior coverage and low, fixed prices distinguish our extended warranties from those of our competitors. Through the CarMax information system, the customer can review online with the sales consultant all available extended warranty options and costs and make an informed, unpressured decision. In contrast, at many traditional dealers, customers may feel pressured into buying extended warranties they do not want at inflated prices.

  . CarMax.com. The CarMax Web site, CarMax.com, offers complete inventory and pricing search capabilities. Inventory information on the more than 12,000 cars available in our nationwide inventory is updated daily. CarMax.com includes all the detailed vehicle information available at the store such as pictures of each vehicle, prices, features, specifications and store locations as well as sorting and comparison features that allow consumers to easily compare vehicles. The site also includes features such as detailed vehicle reviews, payment calculators and an option to estimate trade-in values via a link with Kelley Blue Book. We believe these features make it easier for consumers to meet all of their auto research needs on CarMax.com and, based on a study we conducted in calendar year 2000, have contributed to site visit times that are 50% longer than comparable car sites. Both used-car and new-car customers can contact dedicated Internet sales consultants online via CarMax.com, by telephone or by fax. Customers can work with these sales consultants from the comfort of home--including applying for financing-- and need only visit the store to sign the paperwork and pick up their vehicle.


   Our sales consultants play a significant role in ensuring a customer-friendly sales process. Sales consultants, including both full- and part-time employees, are compensated on a commission basis. The amount of the commission is a fixed dollar amount per vehicle sold. By contrast, sales and finance personnel at traditional dealerships often receive higher commissions for negotiating higher prices and for steering customers toward vehicles with higher gross margins. Most of our sales consultants have had prior retail experience before joining us, and we place great emphasis on integrity and customer-relations skills in our hiring policies and training programs. Few of our sales consultants have had prior experience in automobile sales.

   Sophisticated Information Systems and Inventory Management Systems and
   Controls

   Our stores are supported by an advanced information system that improves the customer experience while providing tightly integrated automation of all operating functions. Customers can select a range of vehicles using touch-screen computers that display their choices and provide a map of the lot to assist them in their selection of a vehicle. Our inventory management system includes bar codes on each vehicle and each on-site parking place. Daily scanning tracks movement of vehicles on the lot and an electronic gate helps track test drives for vehicles and sales consultants. Online financing and computer-assisted document preparation ensure rapid completion of the sales transaction. Behind the scenes, our proprietary store technology provides our management with real-time intelligence about every aspect of store operation, such as inventory management, pricing, vehicle transfers, wholesale auctions and sales consultant productivity.

   Through our inventory management systems and controls, we minimize inventory carrying costs. The CarMax information system enables each vehicle to be tracked throughout the sales process. Using the information provided by the CarMax information system, and applying sophisticated statistical modeling techniques, we are able to optimize our inventory mix and display by store, anticipate future inventory needs at each store, evaluate sales consultant performance and refine our vehicle pricing strategy.

Business Strategy

   We have established a strong foundation for future growth based upon our unique knowledge of the used- car market, our established presence in key locations and our ability to execute our business plan in a market subject to continuous change. Since our February 1997 public offering, we have refined our operating strategies and have emerged as the nation's leading specialty used-car retailer. We believe that we are well-positioned to succeed in the highly competitive automotive retail industry. Specifically, we are now better able to identify profitable markets, determine the appropriate store formats to fit those markets and effectively manage pricing and inventory mix.

   Since 1997, we have modified and re-established our new-store growth model to move away from large-format superstores. Despite the success of our large-format superstores in Norcross, Georgia and Laurel, Maryland, in our Miami, Tampa, Houston, Dallas and Chicago markets, this format has proven less effective. We found that customers in these metropolitan markets were unwilling to travel great distances to our large-format superstores, resulting in stores that were too large and that underserved our target customer base. Rather, customers preferred to patronize stores that were closer to their homes. Consequently, we plan to expand our number of stores by adding "A" superstores in new, mid-sized markets that can be served effectively with one CarMax superstore, together with satellite fill-in stores in existing multi-store markets. In fully-developed, mid-sized markets, we intend to test whether increased penetration may be achieved by adding a satellite store. We believe that by focusing on mid-sized markets and satellite fill-in superstores over the near term, we can achieve a higher return on our investment with lower risk. This approach also allows us to postpone entering large multi-store markets until our hub-and-satellite model in existing large multi-store markets has matured further and we have developed a lower-risk model for large markets.


   We plan to open 24 to 32 stores over the next five years. We plan to open two superstores late in fiscal 2002 in the mid-sized markets of Sacramento, California, and Greensboro, North Carolina. In fiscal 2003, our goal is to open four to six superstores. These stores will be a combination of superstores in new mid-sized markets and additional satellite stores in existing multi-store markets. We expect to open six to eight new stores, including superstores and satellite stores, per year in fiscal 2004, 2005 and 2006, depending upon market opportunities and management's comfort with sales and profitability projections.

   We expect the following business strategies will help us improve our sales growth and enhance our profit margins.

   Enter New Mid-Sized Markets


   A "mid-sized market" typically has a population of 1.0 to 2.5 million people. We are currently in seven mid-sized markets including Richmond, Raleigh, Charlotte, Orlando, San Antonio, Greenville (South Carolina) and Nashville. We are targeting approximately 35 additional mid-sized markets that are suitable for our "A" store prototype. The "A" store prototype is approximately 45,000 to 50,000 square feet on 10 to 14 acres with approximately 24 service and reconditioning bays. We believe that focusing on mid-sized markets enhances our sales growth and profitability due to the following factors:


  . site selection and real estate acquisition typically are simpler in mid-sized markets;


  . establishing consumer awareness is easier in a mid-sized market because all forms of media can be used economically to achieve broad consumer reach; and


  . as a group, CarMax's mid-sized markets have the highest average return on investment of all store types.


   Expand Presence in Existing Multi-Store Markets Using Our Hub-and-Satellite Fill-in Store Strategy

   Under our hub-and-satellite strategy, a satellite store uses the reconditioning, purchasing and business office operations of a nearby full-sized hub superstore. The consumer offer is identical in both hub superstores and satellite stores. These hub stores have service facilities that provide regular maintenance and warranty service typical of any new-car dealership and also recondition all used vehicles prior to sale at both the hub superstore and any related satellite store. A prototypical satellite store operates on a five- to six-acre site with an approximately 14,000-square-foot facility. The satellite facility houses offices, a showroom and four to seven service bays for regular maintenance and warranty service.

   We plan to focus on adding satellite fill-in stores in underserved trade areas in our existing multi-store markets, which include Washington/Baltimore, Chicago, Atlanta, Dallas, Houston, Miami and Tampa. We have identified approximately 10 underserved trade areas to target in these markets. We are focusing on the addition of satellite fill-in stores in existing markets because:

  . satellite stores leverage existing facilities and management in those markets;

  . satellite stores present the same consumer offer, including size of inventory, on one-half to one-third the acreage of a standard superstore; and

  .  satellite stores require little or no incremental advertising.

   The three prototypical satellite fill-in stores we have opened so far in multi-store markets, located in Rockville, Maryland; Plano, Texas; and Cypress Fairbanks, Texas, were profitable in their first year.

   Continue to Develop and Take Advantage of Our Sophisticated Information Systems and Controls

   Advanced information systems, which are a key to CarMax's successful inventory management, provide our stores with the ability to anticipate future inventory needs and manage our pricing strategy. Through this centralized system, we are able to immediately integrate new stores into our network of CarMax stores, allowing the new stores to rapidly achieve operating efficiency. We continue to enhance and refine our information systems, which we believe to be a core competitive strength.

   Enhance Margins

   During the last two years, we have focused on executing a profit improvement program, that targeted the following elements:

  .  gross margin improvement;

  .  reduction of non-store overhead;

  . reduction of costs through improved operational effectiveness and sales and store productivity; and

  . incremental sales opportunities through retail service and accessory sales.

   This profit improvement program helped CarMax to achieve record net profits in fiscal 2001. In addition to growth from the opening of new stores, we expect that we will realize mid-single digit used-vehicle sales growth from comparable store sales increases as our stores mature. We believe this growth will produce significant store operating profit leverage.

CarMax Used-Vehicle Operations

   Vehicles

   We offer our customers a broad selection of makes and models of used vehicles, including both domestic and imported cars and light trucks, at competitive prices. Our used-car selection covers popular brands from manufacturers such as DaimlerChrysler, Ford, General Motors, Honda, Mitsubishi, Nissan and Toyota and specialty brands like BMW and Lexus. To appeal to the vast array of consumer preferences and budgets, we offer used vehicles under two programs--the CarMax program and the ValuMax program. CarMax program used cars are less than six years old, have fewer than 60,000 miles and generally range in price from $6,500 to $30,000. ValuMax program used cars are more than six years old or have 60,000 miles or more and generally range in price from $4,000 to $19,000.

   We perform a comprehensive, certified quality inspection of each used vehicle. Our commitment to quality is demonstrated to the customer through a five-day or 250 mile money-back guarantee and a limited 30-day warranty. Each CarMax program vehicle must pass a comprehensive quality inspection that covers all major and minor mechanical systems and all safety functions as well as cosmetic criteria. Each ValuMax program vehicle must pass a quality inspection covering most major mechanical systems and all safety functions. For ValuMax, concentration is placed on providing good, basic, mechanically-sound transportation. Cosmetic corrections or repairs of convenience or luxury items, such as electric mirrors or electric antennas, are generally not performed.

   Sourcing

   We acquire our used-vehicle inventory directly from consumers through our unique appraisal process and through other sources, including local and regional auctions, wholesalers, franchised and independent dealers and fleet owners, such as leasing companies and rental companies. In stores open for more than one year, we acquire a larger portion of our used-vehicle inventory from consumers or from local and regional auctions in the markets that we serve. This buying strategy provides an inventory of makes and models that reflects the tastes of the market.

   We have replaced the traditional trade-in transaction with a process in which trained CarMax buyers appraise any vehicle and provide the vehicle's owner with a written guaranteed cash offer that is good for seven days or 300 miles. The appraisal process is available to everyone, whether or not the individual is purchasing a vehicle from us. We believe that this process enables us to access the private market as a significant additional source for used vehicles. In addition, many vehicles purchased directly from consumers represent the highest quality used vehicles available in the market because they have been maintained by their owners. Because our operating strategy is to build customer confidence and satisfaction by offering only high-quality vehicles, fewer than half of the vehicles acquired through the appraisal process meet the CarMax retail standard. We sell those vehicles that do not meet our retail standards at our own onsite wholesale auctions, generally at our cost.

   All used vehicles are evaluated on the basis of their wholesale and reconditioning costs, and, for off-site purchases, cost of delivery to the store where they will be reconditioned. Buyers based at the stores purchase most of our inventory. Our buyers, in collaboration with our headquarters staff, rely on the extensive inventory and sales trend data available through the CarMax information system.

   We utilize an in-house training and mentoring program to develop employees skilled in the distinctive CarMax approach to evaluating and purchasing used vehicles. We have found that individuals without prior experience in automobile wholesaling are the most receptive to the skills and values imparted by this training. We believe that development of this unique training program for buyers has provided us with an advantage over our competitors. All significant purchasing decisions are made by trained personnel. We use data from the CarMax information system to monitor and evaluate the performance of our buyers on an ongoing basis.

   Based on consumer acceptance of the appraisal process at existing CarMax stores and our experience and success to date in acquiring vehicles from auctions and other sources, we believe that our sources of used vehicles will continue to be sufficient to meet current needs and to support planned expansion.

   Vehicle Inventory Management

   We have developed and implemented the CarMax information system, a sophisticated, computerized inventory management and point-of-sale system, that is unique to the automobile retail business. This proprietary system allows headquarters and store personnel to effectively manage vehicle inventory mix to reflect local demand at each store and minimize inventory carrying costs. The system can also be accessed directly by customers as a key component of the customer-friendly CarMax shopping process.

   From the time we appraise a used vehicle until the vehicle is sold, all relevant information relating to that vehicle is captured by the CarMax information system. This information includes the make, model and features of the vehicle, the wholesale cost, the nature and cost of the reconditioning services performed, the retail price, how long the vehicle has been on display and its location on the lot. The system utilizes vehicle sensors and electronic gates erected around each parking lot, as well as bar codes placed on each vehicle and parking place, to effectively track both vehicle location and movement on and off the lot as well as test drives, which are identified both by vehicle and sales consultant. Using this information, and applying sophisticated statistical modeling techniques, we are able to optimize our inventory mix and display, anticipate future inventory needs at each store, evaluate sales consultant performance and refine our vehicle pricing strategy. To make inventory decisions, we supplement information provided by the CarMax information system with data from customer and market surveys and from private and governmental reports analyzing local, regional and national vehicle-purchasing trends.

   The quality of inventory is reevaluated weekly by our headquarters analytical team with respect to mix, price, store location and other factors. If warranted, appropriate adjustments to those factors are recommended to the store's purchasing manager. Based on an average of fiscal year-end inventory values, during fiscal 2001 we turned our used-vehicle inventory approximately eight times. We dispose of any vehicle that has not been sold at retail in accordance with our strict inventory aging policy. During fiscal 2001, approximately one percent of the number of units available for retail sale were ultimately sold at wholesale.


   Reconditioning

   An integral part of our used-car consumer offer is the reconditioning process. This process includes a comprehensive, certified quality inspection of the engine, cooling and fuel system, drive axle, transmission, electronic systems, suspension, brake system, steering, air conditioning, interior and optional equipment. Based on this quality inspection, we determine the reconditioning necessary to bring the vehicle up to our high quality standards. Cars in the ValuMax program must meet the same mechanical, electrical and safety standards, but fewer cosmetic and optional equipment standards. Vehicle inspections are completed by our mechanics, approximately half of whom are Automotive Service Excellence (A.S.E.) certified.

   We perform most routine mechanical and minor body repairs in-house; however, for some reconditioning services, we engage third parties specializing in those services. Over the past several years, we have been performing an increasing percentage of reconditioning services in-house and, based on the cost savings realized, we expect that trend to continue.

   Service

   All CarMax used-car locations provide vehicle repair service, including used-car warranty service. Factory-authorized service is also provided at all new-car franchises. In fiscal 2000 and fiscal 2001, we expanded our retail service operations as our customer base increased. In fiscal 2002, we intend to continue our retail service expansion through additional marketing and growth in our customer base. We have developed systems and procedures that are intended to ensure that our retail repair service operations are conducted in the same customer-friendly and efficient manner as our other operations. We offer retail repair service to the public at all existing locations.

   We believe that the efficiency of our service and reconditioning operations are enhanced by our use of technician support groups, as well as by our compensation programs. These support groups and compensation programs are designed to increase the productivity of our service technicians and result in reduced costs and higher-quality repairs and reconditioning. Each group contains a small number of service professionals with different skills and levels of experience. The experienced technicians in the group perform the more complicated repairs with assistance from the apprentices, who also perform simpler functions on their own. Rather than paying technicians on an hourly basis, each technician receives a flat rate for each repair or service performed. We are able to track the productivity of each technician through the CarMax information system.

   We place special emphasis on attracting, developing and retaining qualified technicians and believe that our favorable working conditions and compensation programs allow us to attract and retain highly qualified technicians in each market we enter. All technicians attend in-house training programs designed to develop their skills in performing routine repair services on the diverse makes and models of vehicles we sell. Technicians at our new-car franchises also attend manufacturer-sponsored training programs to stay abreast of current diagnostic, repair and maintenance techniques for those manufacturers' vehicles. In addition, utilization of technician support groups allows for greater on-the-job training opportunities for new technicians.

CarMax New-Vehicle Operations

   CarMax operates new-car dealerships under separate franchise or dealer agreements with DaimlerChrysler, Mitsubishi, Nissan, Toyota, BMW, Ford and General Motors. We employ the same efficient customer-friendly sales process in our new-car operations as we do in our used-car operations. New cars are offered with a full range of related services, at low, "no-haggle" prices. In fiscal 2001, approximately 75% of our new cars were priced below dealer's invoice. We use the CarMax information system to provide complete information to the customer regarding vehicle inventory, as well as financing and extended warranty options.

Vehicle Financing

   We offer our customers an opportunity to obtain prime financing for vehicle purchases through our finance operation or Bank of America. In addition, Chrysler Financial, BMW Financial, Ford Motor Credit, General

Motors Acceptance, Mitsubishi Motors Credit, Nissan Motors Acceptance and Toyota Motors Financial Services offer prime financing to customers purchasing new vehicles at applicable CarMax locations. Non-prime financing is offered by TransSouth Financial at all CarMax locations and by Wells Fargo Financial Acceptance and AmeriCredit Financial Services on a regional basis, with no financial recourse to us. Sales consultants use our proprietary CarMax point-of-sale system to electronically submit financing applications and receive responses from multiple lenders, generally in less than five minutes from prime lenders. Financings are typically installment contracts secured by the vehicles financed. Customers are permitted to refinance their loans within three days of a purchase without incurring any finance or related charges.

   The CarMax finance operation generates income solely from the financing we provide to CarMax customers through the sale and servicing of the contract receivables we originate. In addition, the finance operation enables us to make credit decisions based on overall business considerations and thus helps to ensure the reasonable availability of credit to support our vehicle sales (while retaining our credit standards) in the event third-party lenders should curtail credit availability due to market considerations. We believe that the high quality of our used vehicles as well as the broad scope of the extended warranties we sell reduce default rates on our customers' loans by helping to keep the purchased vehicles operational. The lower default rates enable us to provide and arrange financing at competitive rates. Our arrangements with third-party lenders provide for payment of a fee to us at the time of financing provided the loan is not refinanced within three days. We have no recourse liability on loans arranged with third-party lenders.

   The CarMax finance operation currently sells contract receivables to an unaffiliated third party, which purchases interests in contract receivables and similar assets originated by third parties. We retain a subordinated undivided interest in these receivables to the extent of the excess of the receivables balance over the purchaser's investment. We also continue to service the receivables for a monthly servicing fee. We have no additional liability on these receivables. Circuit City Stores has created asset securitization facilities operated through special purpose subsidiaries on behalf of the CarMax group to refinance from time to time a portion of these contract receivables in the public market. At May 31, 2001, approximately $1.34 billion in receivables had been sold through these facilities to unaffiliated third parties with the servicing rights retained by us. We expect that additional securitization facilities can be created as needed to refinance future receivables.


   As an alternative to loan financing, we also arrange lease financing for our new-vehicle customers through manufacturers and Bank of America.

Extended Warranty Sales

   At the time we sell a vehicle, we offer to sell to the customer an extended warranty. We offer these extended warranties at low, fixed prices. All extended warranties we sell (other than manufacturers' warranties) have been designed to our specifications and are administered by Consumer Program Administrators, Inc. and by Automotive Warranty Services of Florida, Inc., subsidiaries of AON Corporation, through a private-label arrangement under which we receive a fee from the administrator at the time the extended warranty is sold. We offer comprehensive extended warranties on CarMax program vehicles and comprehensive power train extended warranties on ValuMax program vehicles.

   All CarMax used-car locations provide vehicle repair service, including warranty service. Our extended warranty customers also have access to an additional 14,000 independent service providers nationwide. We believe that the quality of the services provided by this provider network, as well as the broad scope of our extended warranties, helps promote customer satisfaction and loyalty and thus increases the likelihood of repeat and referral business.

   Currently, in all the states in which we operate, we sell warranties on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, we have no contractual liability to the customer. Prior to 1997, we sold our own contracts for which we are the primary obligor at one location where third-party warranty sales were not permitted. Contracts usually had terms of coverage between 12 and 72 months.

Training

   We are committed to providing exceptional training to our associates. New store associates are offered structured, self-paced training programs that introduce them to company policies and their specific job responsibilities. Associate participation and performance in each training program is measured by a unique, intranet-based testing and tracking system. Most new associates are assigned mentors who provide on-the-job guidance and support. Many of our compensation programs reward associates for continuously improving their skills.

   We also offer comprehensive, facilitated classroom training courses to sales consultants, buyers, automotive technicians and managers. All sales consultants receive extensive customer service training and ongoing training as new products become available. Each buyer undergoes a 12- to 24-month apprenticeship under the tutelage of an experienced buyer and appraises thousands of cars before making his or her first independent purchase. Approximately half of our service technicians are A.S.E.-certified--the industry standard for technician training. At June 30, 2001, our 37 general managers averaged over four years of CarMax experience and more than 10 years of prior management experience.


Marketing and Advertising

   Our marketing strategies are focused on developing awareness of the advantages of shopping at CarMax, attracting customers who are already in the market to purchase a vehicle and targeting specific segments of the market through special promotions. Our marketing strategies are implemented primarily through newspaper, television and radio advertising. Television and radio broadcast advertisements are designed to enhance consumer awareness of the CarMax name, CarMax.com and key components of the CarMax offer. Newspaper advertisements promote our broad selection of vehicles and price leadership, targeting consumers with immediate purchase intentions. Both broadcast and newspaper advertisements are designed to drive customers to our Web site and to our stores. The style and substance of our advertisements are distinctly different from those placed by most automobile dealers. The third major advertising support for CarMax is our Web site, which acts as both a marketing tool for communicating our equities in detail as well as a sophisticated search engine for finding the right vehicle.

   In fiscal 2001, we further refined our marketing approach by eliminating spending that research showed to be unprofitable. We now employ a low-cost, high-frequency television strategy, coupled with more targeted newspaper advertising. Advertising expenditures were 1.8% of net sales and operating revenues in fiscal 2001, 2.4% of net sales and operating revenues in fiscal 2000 and 3.4% of net sales and operating revenues in fiscal 1999. Our fiscal 2001 and 2000 advertising expense ratios reflect leverage from the total and comparable store sales increases and changes in media buying strategy. Our advertising expense ratio for fiscal 1999 reflected increased expenses associated with store openings, which offset leverage from increased store sales.


   We also target specific segments of the used-vehicle market through special promotions. Such promotions may focus on a particular type of vehicle (e.g., "Minivan Month") or a particular price point (e.g., $9,999 or less) for a large number of vehicles. Promotions are closely coordinated by our marketing staff with purchasing departments at selected locations to ensure that appropriate quantities of targeted inventory are purchased and displayed, thus maximizing the benefits of the promotion.

   As additional satellite stores are opened in a particular market, we expect to realize further cost economies as a result of even greater leveraging of our advertising expenses in that local market area over a larger number of stores. We utilize market awareness and customer satisfaction surveys to help tailor our marketing efforts to the purchasing habits and preferences of customers in each market area.

Facilities

   The CarMax group's operations were conducted in 40 retail units from 37 store locations as of May 31, 2001. The following table summarizes the CarMax group retail units as of May 31, 2001:


                             Superstores
                             ------------   Prototypical    Stand-Alone
                             B & C   A    Satellite Stores New-Car Stores Total
                             ------------ ---------------- -------------- -----
   California...............      1     -         -               3          4
   Florida..................      3     3         -               1          7
   Georgia..................      1     2         -               -          3
   Illinois.................      3     1         -               -          4
   Maryland.................      1     2         1               -          4
   North Carolina...........      -     2         -               -          2
   South Carolina...........      -     1         -               -          1
   Tennessee................      -     1         -               -          1
   Texas....................      4     3         2               1         10
   Virginia.................      -     2         -               -          2
   Wisconsin................      1     -         1               -          2
                              ----- -----       ---             ---        ---
                                 14    17         4               5         40
                              ===== =====       ===             ===        ===

   We own nine and lease the remainder of these stores. We currently lease the CarMax headquarters, which is located in suburban Richmond, Virginia, near the site of the first CarMax retail store.


New-Car Franchise Agreements

   CarMax operates new-car dealerships under separate franchise or dealer agreements with manufacturers. These agreements generally allow us to sell manufacturer's brands, perform warranty work on these vehicles and sell related parts and services within a specified market area. Designation of specified market areas generally does not guarantee exclusivity within a specified territory. These agreements generally impose operational requirements and restrictions, including inventory levels, working capital, monthly financial reporting, signage and cooperation with marketing strategies. A manufacturer may terminate a dealer agreement under certain circumstances, including a change in ownership without prior manufacturer approval, failure to maintain adequate customer satisfaction ratings or a material breach of other provisions of the agreement. We also have entered into framework agreements with several major vehicle manufacturers. These agreements generally contain provisions relating to the acquisition, ownership structure, advertising and management of a dealership franchised by those manufacturers.

   Various U.S. federal and state laws governing the relationship between automotive dealerships and vehicle manufacturers also might affect us. These laws include statutes prohibiting manufacturers from terminating or failing to renew franchise agreements without proper cause and unreasonably withholding approval for proposed ownership changes.

Competition

   The used- and new-car retail business is highly competitive. Consumers typically have many choices when deciding where to purchase a used or new vehicle. In both the used- and new-vehicle markets, we seek to distinguish CarMax from traditional dealerships through our sales approach and other innovative operating strategies. In the used-vehicle market, we compete with existing franchised and independent dealers, rental companies and private parties. Many franchised new-car dealerships also have increased their focus on the used-vehicle market.

   We believe that the principal competitive factors in used-vehicle sales are the following:

  .  price;

  . ability to offer a wide selection of vehicles, including the more popular makes and models;

  .  quality of the vehicles;

  .  location of retail sites; and

  .  degree of customer satisfaction with the car-buying experience.

   Other competitive factors include the ability to offer or arrange customer financing on competitive terms and the quality and cost of primary and extended warranties. We believe that CarMax is competitive in all of these areas and enjoys advantages over competitors that employ traditional selling methods.

   Part of our business strategy is to position CarMax as a low-price operator in the industry. In fiscal 1999, our used-car sales were negatively impacted by the initiation of intensely competitive price incentives in the new-car industry and insufficient customer traffic at CarMax locations in a number of multi-store metropolitan markets, particularly those affected by our primary used-car superstore competitor. Late in fiscal 2000, that competitor exited the used-car superstore business. We believe this competitor's exit from five multi-store markets helped eliminate consumer confusion over the two consumer offers.

   In the new-vehicle market, we compete with other franchised dealers offering vehicles produced by the same or other manufacturers and with auto brokers and leasing companies. As is typical of such arrangements, our existing franchise agreements do not guarantee exclusivity within a specified territory. Aggressive discounting by manufacturers of new cars, which typically occurs in the fall during the close-out of prior year models, may result in lower retail prices and margins for used vehicles during such discounting. In fiscal 2001 and 2000, our new-car sales were strong, resulting in part from the highly promotional climate in the new-car industry.

   We believe that the principal competitive factors in new-vehicle sales are the following:

  .  price;

  .  dealer sales promotions;

  . ability of dealerships to offer a wide selection of the most popular vehicles;

  .  location of retail sites; and

  .  quality of customer service.

   Given that the new-vehicle market has historically been served primarily by dealerships employing traditional high-pressure, negotiation-oriented sales techniques, we believe that our customer friendly, low- pressure sales methods will create additional competitive factors in which we may have an advantage.

Seasonality

   Our CarMax business is seasonal, with each location generally experiencing more of its net sales in the first half of the fiscal year. During the fall quarter, new-model-year introductions and discounting on close-out vehicles can cause rapid depreciation of used-car prices, especially on late-model vehicles. We anticipate that the seasonality of the business may vary from region to region as our operations expand geographically.

Governmental Regulation

   Our CarMax operations are subject to ongoing regulation, supervision and licensing under various U.S. federal, state and local statutes, ordinances and regulations. Among other things, these laws require that we obtain a license in order to establish, operate or relocate a dealership or to operate an automotive repair facility. These laws also regulate the manner in which we conduct our business, including our advertising and sales practices.

   Our financing activities with our customers are subject to U.S. federal truth in lending, consumer lending and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales.

   As with automobile dealerships generally, and service operations in particular, our CarMax business involves the use, handling and disposal of hazardous or toxic substances, including motor oil, gasoline, transmission fluid, solvents, lubricants and other materials. The business also involves the past and current operation and/or removal of aboveground and underground storage tanks containing such substances. Accordingly, we are subject to U.S. federal, state and local laws and regulations governing air and water quality and the handling, storage and disposal of hazardous or toxic substances. We believe that we do not have any material environmental liabilities and that compliance with such laws and regulations will not, individually or in the aggregate, have a material adverse effect on our results of operations or financial condition. However, environmental laws and regulations are complex and subject to frequent change. There can be no assurance that compliance with amended, new or more stringent laws or regulations, stricter interpretations of existing laws or the future discovery of environmental conditions at current or future locations will not require additional expenditures by us, or that such expenditures would not be material.

   We believe that we are in substantial compliance with all laws affecting our business. Possible penalties for violation of any of these laws include revocation of licenses and imposition of fines. In addition, many laws may give customers a private cause of action.

Employees

   On May 31, 2001, CarMax had 4,638 hourly and salaried employees and 2,080 sales employees who worked on a commission basis. No CarMax employee is subject to a collective bargaining agreement. Additional CarMax personnel are employed during peak selling seasons.

                           MANAGEMENT OF CARMAX


   The table below sets forth the management of CarMax:



Name                   Age                       Title
----                   ---                       -----
W. Austin Ligon.......  50   President
Keith D. Browning.....  48   Executive Vice President, Chief Financial Officer
Thomas J. Folliard....  36   Executive Vice President, Store Operations
Michael K. Dolan......  52   Senior Vice President, Chief Information Officer
Joseph S. Kunkel......  38   Senior Vice President, Marketing and Strategy


   Mr. Ligon joined Circuit City Stores in 1990 as Vice President of Corporate Planning and was named Senior Vice President in 1991. Along with Circuit City Stores Chairman Richard Sharp, Mr. Ligon was the co-developer of the CarMax concept and has been integrally involved in the leadership of the business since its inception. He was named President of CarMax in 1995 and led CarMax during the offering of the CarMax group stock in 1997. Mr. Ligon came to Circuit City Stores from Marriott Corporation where he was Senior Vice President of Strategic Planning for Marriott Hotels and Resorts.


   Mr. Browning joined Circuit City Stores in 1982. He was Controller for the West Coast division from 1984 to 1987. He was appointed Assistant Controller for Circuit City Stores in 1987, was promoted to Corporate Controller in 1990 and was made Vice President of Circuit City Stores in 1992. Mr. Browning had extensive experience with the rollout of the Circuit City concept, beginning with the initial Circuit City Superstore rollout for the West Coast division. Mr. Browning joined CarMax in early 1996 and has been involved in the development of accounting procedures, systems and internal controls for CarMax since its inception.


   Mr. Folliard joined CarMax in 1993 as Senior Buyer and became Director of Purchasing in 1994. Mr. Folliard was promoted to Vice President of Merchandising of CarMax in 1996 and Senior Vice President of Store Operations in July 2000. He was responsible for the design and development of the unique CarMax purchasing process, the buyer training program and in-store wholesale auction system.


   Mr. Dolan joined CarMax in 1997 as Vice President and Chief Information Officer. Mr. Dolan had prior executive experience in information systems with H.E.B. Stores, a privately held grocery retailer, where he was Vice President and Chief Information Officer.


   Mr. Kunkel joined CarMax in 1998 as Vice President, Marketing and Strategy. Prior to joining CarMax, Mr. Kunkel was President of Wholesome Kidfoods, Inc. Mr. Kunkel was previously a Senior Manager with McKinsey and Company.

                    MANAGEMENT OF CIRCUIT CITY STORES, INC.

   The table below sets forth the executive officers of Circuit City Stores,
Inc.:


             Name               Age                   Office
             ----               ---                   ------
W. Alan McCollough.............  51 President and Chief Executive Officer
Richard S. Birnbaum............  48 Executive Vice President, Operations
Michael T. Chalifoux...........  54 Executive Vice President, Chief Financial
                                    Officer and Corporate Secretary
John W. Froman.................  47 Executive Vice President, Merchandising
Ann-Marie Austin-Stephens......  42 Senior Vice President, Store Innovation and
                                    Development
Dennis J. Bowman...............  47 Senior Vice President and Chief Information
                                    Officer
W. Stephen Cannon..............  49 Senior Vice President and General Counsel
Fiona P. Dias..................  35 Senior Vice President, Marketing
Philip J. Dunn.................  48 Senior Vice President, Treasurer and
                                    Controller
W. Austin Ligon................  50 Senior Vice President, Automotive
Gary M. Mierenfeld.............  50 Senior Vice President, Distribution and
                                    National Service
Jeffrey S. Wells...............  55 Senior Vice President, Human Resources

                      BUSINESS OF THE CIRCUIT CITY GROUP

Overview

   Our Circuit City business is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. We sell video equipment, including televisions, digital satellite systems, video cassette recorders, camcorders, cameras and DVD players; audio equipment, including home stereo systems and compact disc players; mobile electronics, including car stereo systems and security systems; home office products, including personal computers, printers, peripherals, software and facsimile machines; other consumer electronic products, including cellular phones, telephones and portable audio and video products; and entertainment software and accessories. As of May 31, 2001, we operated 594 Circuit City Superstores in 161 markets throughout the United States and 32 Circuit City Express mall stores. We have established our presence in virtually all of the nation's top 100 markets and expect to continue adding to the existing store base as attractive market opportunities arise.


Appliance Exit

   We exited the major appliance business and expanded our consumer electronics and home office product selections in fiscal 2001. When we exited the appliance business, we closed six distribution centers and seven service centers, and expect to close two distribution centers and one service center by July 31, 2001. We have maintained control over the Circuit City in-home major appliance repair business, although repairs are subcontracted to an unrelated third party.

Outlook


   We believe that increased household penetration of products and services such as broadband Internet access, wireless communications, multi-channel video programming devices, digital television and digital imaging will drive profitability in the consumer electronics industry during this decade. We are focusing significant attention on store remodeling, sales counselor training programs, customer service enhancements, process improvements, inventory management and marketing programs to improve the sales and profitability of our Circuit City business.


   As a part of our exit from the major appliance business, we partially remodeled more than 500 Circuit City Superstores to refurbish and remerchandise space formerly reserved for appliances with expanded selections of computer software, peripherals and accessories; entertainment software, including more DVD titles and an increased selection of video game hardware and software; digital imaging products; and telecommunications products. In addition to these partial remodels, we fully remodeled 26 Superstores to a new design that offers better product placements and makes it easier for the consumer to shop by placing more products on the sales floor rather than in the store warehouse and by adding highly visible cash registers at the front of each store. The design of the remodel is similar to the design used for 23 of 25 new stores opened in fiscal 2001.


   At the time of our announced plans to exit the appliance business, we had planned to fully remodel another 140 Circuit City Superstores in fiscal 2002. Although consumer reaction to the remodels was favorable, they were more costly and more disruptive to sales than we had anticipated. For that reason, we reduced the fiscal 2002 remodeling plan from 140 to 24 Circuit City Superstores, remodeling 10 stores in the Chicago market, 12 stores in the Washington, D.C., market and two stores in the Norfolk, Virginia, market. The Chicago and Norfolk remodels, which are the most extensive, are expected to cost an average of $1.5 million and should be completed with no more than 60 days disruption to the sales floor. The design for all new stores in fiscal 2002 reflects the store design introduced last year. We expect to continue enhancing both the new and remodel designs.

   We plan to improve sales counselor training by continuing in fiscal 2002 to add more training modules to our Web-based training programs, which were begun last year. We are introducing a certification program to ensure that all Circuit City store associates complete training modules on a timely basis and proficiency tests to ensure that they stay up to date. We also have initiated a Customer Satisfaction Council charged with improving policies and removing any obstacles to customer service in our stores. In addition, we have several pilot projects underway that have simplified store operations and yielded improvements in store productivity that we believe can increase customer satisfaction. We are, for example, testing a new operating environment designed to speed front-counter transactions and changes in inventory receiving, warehouse management and store material flow to reduce truck-to-floor cycle time. Finally, we are studying compensation to help ensure that it supports our customer service goals.


   In addition to these plans, we are undertaking efforts to reduce costs while further improving customer satisfaction. We are adopting the Six Sigma error reduction methodology, applying it to existing programs or new processes. All Circuit City senior managers have completed at least an initial Six Sigma training class. We are working with a team of outside consultants to improve our inventory management, with the goal of reducing the amount of stock in the system while improving in-stock positions for the consumer.


   In July 2001, we introduced a new marketing campaign to help increase foot traffic at all Circuit City Superstores. This new campaign, which is accompanied by a new logo, will focus on the differentiated customer service that consumers can find at a Circuit City store. We believe that this campaign, combined with strong customer service delivery by our associates, a powerful product offering and a more contemporary store shopping experience, will help the Circuit City business gain market share in the consumer electronics and home office retail segments. We will be monitoring our progress with market research, including focus groups, mystery shops, online surveys and third-party data, and through our sales and profitability growth.


   Despite these plans and our long-term outlook for market share growth, we recognize that the sales pace at our Circuit City stores slowed throughout fiscal 2001 and the first quarter of fiscal 2002. Therefore, we are cautious in our outlook for fiscal 2002. We expect to open approximately 15 new Circuit City Superstores, relocate approximately 10 Superstores and remodel 24 Superstores. We expect limited sales and earnings growth for the Circuit City business in fiscal 2002. We do, however, expect continued strong sales and earnings growth for the CarMax business and anticipate that CarMax will make a greater contribution to the earnings attributed to the Circuit City group stock in fiscal 2002.


Operating Procedures; Merchandising

   Each Circuit City store location follows detailed operating procedures and merchandising programs. Included are procedures for inventory maintenance, customer relations, store administration, merchandise display, store security and the demonstration and sale of products. Merchandise lines vary from location to location based on store size and market characteristics. Most merchandise is supplied directly to the stores from one of our eight automated distribution centers which are strategically located around the country.

   Our Circuit City operating regions use a centralized buying organization. The central buying staff reduces costs by purchasing in large volumes and structuring a sound basic merchandising program. Our merchandising strategy emphasizes a broad selection of products, including the industry's newest technologies, and a wide range of prices. Merchandise mix and displays are controlled centrally to help ensure a high level of consistency from store to store. Merchandise pricing varies by market to reflect local competitive conditions.

Suppliers

   During fiscal 2001, our 10 largest Circuit City suppliers accounted for approximately 63% of merchandise purchased. Our major Circuit City suppliers include Sony Electronics, Hewlett Packard, Compaq, Panasonic, Thomson, JVC, Hitachi, eMachines, Toshiba and Philips. Brand-name advertised products are sold by all of the Circuit City retail locations. We have no significant long-term contracts for the purchase of merchandise.

Advertising

   Our Circuit City business relies on considerable amounts of advertising to maintain high levels of consumer awareness. Advertising expenditures from continuing operations were 4.0% of net sales and operating revenues in fiscal 2001, 3.7% of net sales and operating revenues in fiscal 2000 and 4.0% of net sales and operating revenues in fiscal 1999. Our Circuit City business is generally one of the largest newspaper advertisers in the markets that we serve. We primarily use print advertising, including multi-page vehicles and run-of-press newspaper advertisements, for Superstore advertising. We emphasize the use of multi-page vehicles to allow a more extensive presentation of the broad selection of products and price ranges we carry. In addition, we combine both network television and cable advertising to communicate our consumer offer. Our Circuit City advertisements are regularly seen in USA Today and on top-rated sports and entertainment programs. We expect to add radio and national magazine advertising to this mix in fiscal 2002.

   As part of our competitive strategy, we advertise low prices and provide customers with a low-price guarantee. For every product that we sell, with some restrictions, we will meet any advertised price from a local store stocking the same new item, available for sale with a manufacturer's warranty and in a factory-sealed box. In most cases, if a customer finds a lower advertised price, including our own sale price, within 30 days, we will refund the difference to the customer.

Competition

   The consumer electronics industry is highly competitive. Our competitors include large specialty, discount or warehouse retailers as well as local, regional and non-bricks-and-mortar retailers. We use service, selection and pricing to differentiate Circuit City from the competition. As part of our competitive strategy, Circuit City Superstores offer a broad selection of merchandise that includes 3,100 to 4,300 brand-name items, excluding entertainment software, depending on the selling square footage of the Superstore. Professionally trained sales counselors, convenient credit options, factory-authorized product repair, home delivery, installation centers for automotive electronics exchange and no-lemon policies and extended warranties reflect a strong commitment to customer service. We strive to maintain highly competitive prices and offer customers a low-price guarantee.

Employees; Training

   Our Circuit City Superstores are staffed with commissioned and hourly sales associates; sales support personnel such as customer service associates, merchandise specialists and stockpersons; a store manager; one or more sales managers, an operations manager and one or more customer service managers. On May 31, 2001, the Circuit City group had 30,612 hourly and salaried employees and 14,325 employees who worked on a commission basis. None of these employees are subject to a collective bargaining agreement. Additional personnel are employed during peak selling seasons.


   Store associates receive continuous training delivered by customized Web-based interactive courses, supported with in-store mentoring. Courses include product knowledge with an emphasis on new technology, customer service and store operations. Associates also receive online tutoring with links to vendor Web sites for additional resources. Management training programs are designed to prepare future leaders and include Web-based training, in-store activities, online tutoring and classroom instruction.


Consumer Credit

   Because consumer electronics and personal computers represent relatively large purchases for the average consumer, our Circuit City business is affected by consumer credit availability, which varies with the state of the economy and the location of a particular store. In fiscal 1991, we established a credit card finance operation to issue a private-label credit card. The finance operation's credit extension, customer service and collection operations are fully automated with state-of-the-art technology to maintain a high level of profitability and customer service. The credit card finance operation also manages a bankcard portfolio. Receivables generated by both the private-label credit card and bankcard programs are sold to non-affiliated entities under asset securitization programs.

E-commerce

   Our Circuit City e-Superstore Web site provides broad product selection, convenient purchase and delivery options and in-depth product comparison information. Internet customers can check the inventory of up to three Circuit City Superstores in their market, as well as the in-stock availability from the e-Superstore. The Web site inventory is also accessible from any store location. Products can be shipped through the e-Superstore for normal shipping charges or they can be picked up using the Express Pickup service at a local Superstore. Products purchased through the e-Superstore are shipped from an existing distribution center directly to the customer. Products purchased through the Web site can be serviced, exchanged or returned to any Circuit City Superstore location.

Distribution

   As of June 30, 2001, we operated seven automated Circuit City electronics distribution centers. These centers are designed to serve stores within a 500-mile range. They use conveyor systems and laser bar-code scanners to reduce labor requirements, prevent inventory damage and maintain inventory control. We also operate smaller distribution centers handling primarily larger non-conveyable electronics products. We believe that the use of the distribution centers enables us to distribute efficiently a broad selection of merchandise to our stores, reduce inventory requirements at individual stores, benefit from volume purchasing and maintain accounting control. We also operate an automated centralized distribution center for entertainment software. Most of our store merchandise is distributed through our distribution centers.


Service

   We offer service and repairs for nearly all the products we sell. Customers are also able to purchase extended warranties on most of the merchandise that we sell. We sell two extended warranty programs on behalf of unrelated third parties that are the primary obligors. Under these programs, we have no contractual liability to the customer. In states where third-party warranty sales are not permitted, a warranty is sold for which we are the primary obligor. During fiscal 2001, Circuit City initiated the Replacement Protection Plan, which covers various types of electronics merchandise, including some types of TVs, VCRs, MP3 players and Mini Disc players. If the customer purchases an RPP and the merchandise becomes defective or is broken, the customer can return the merchandise and receive a check for the retail price of the merchandise, plus any shipping and handling.


Digital Video Express

   Digital Video Express, a business that has now been discontinued, was primarily engaged in the business of replicating and distributing specially encrypted DVDs at wholesale. On June 16, 1999, Digital Video Express announced that it would cease marketing of the Divx home video system and discontinue operations, but existing, registered customers would be able to view discs during a two-year phase-out period.


Inter-Group Reserved Shares


   As of June 30, 2001, 75,440,000 shares of CarMax Group stock were reserved for the Circuit City group or for issuance to holders of Circuit City group stock. As of that date, shares of CarMax group stock reserved for the Circuit City group represented approximately 74% of the total outstanding or reserved shares of CarMax group stock, excluding shares reserved under our stock incentive plans for employees and directors. We allocate to the Circuit City group the portion of the net earnings (loss) of the CarMax group attributed to shares of CarMax group stock reserved for the Circuit City group or for issuance to holders of Circuit City group stock.

                         DESCRIPTION OF CAPITAL STOCK

   We have summarized below the material terms of our capital stock and material provisions of our articles of incorporation, our bylaws and our shareholder rights plan. We encourage you to read these documents, all of which we have filed as exhibits to the registration statement of which this prospectus is a part.

   The following summary refers to the shares of CarMax group stock that we have reserved for the Circuit City group or for issuance to the holders of Circuit City group stock. It also refers to the related outstanding shares fraction calculated by dividing the number of outstanding shares of CarMax group stock issued to the public by the sum of the number of outstanding shares of CarMax group stock issued to the public plus the number of shares of CarMax group stock then reserved for the Circuit City group or for issuance to the holders of Circuit City group stock. The outstanding shares fraction will equal one at any time that there are no shares of CarMax group stock then reserved for that purpose.

   The number of reserved shares of CarMax group stock and the outstanding shares fraction may change in the future if we take specified actions, including:

  .  issue additional shares of CarMax group stock;

  . pay share dividends on CarMax group stock or Circuit City group stock in CarMax group stock;

  .  repurchase CarMax group stock; or

  . transfer cash, other assets or liabilities between the CarMax group and Circuit City group.

These actions, and the effect that they would have on the holders of CarMax group stock, are described further under "--CarMax Group Stock--Shares of CarMax Group Stock Reserved for the Circuit City Group or for Issuance to the Holders of Circuit City Group Stock."

Linkage Between Group Performance and Market Place

   We believe that CarMax group stock will reflect the separate performance of our CarMax businesses. Our belief is based in part on the following:

  . upon the sale of 80% or more of the assets attributed to the CarMax group stock, our board of directors is required to take action that returns the value of the net proceeds of those assets to the holders of CarMax group stock;

  . the amount available for payment of dividends to the holders of CarMax group stock may not exceed the amount that would be available for payment of dividends if the businesses tracked by CarMax group stock were a separate corporation;

  . if we decide to spin-off the assets attributed to the CarMax group, we can redeem shares of CarMax group stock with stock of one or more wholly-owned subsidiaries that hold all of the assets and liabilities attributed to the CarMax group; and

  . the availability of separate, more detailed and specific public information about the CarMax group and more focused coverage of the CarMax group by research analysts.

Although we believe that these factors will cause CarMax group stock to reflect the separate performance of our CarMax business, we cannot guarantee that CarMax group stock will perform as intended.

Our CarMax Group and Our Circuit City Group

   Our CarMax group consists of our CarMax business, and our Circuit City group consists of all of our other businesses. The business of the CarMax group is described beginning on page 43, and the business of the Circuit City group is described briefly beginning on page 58. Neither group is a separate legal entity. Neither group can issue securities or incur obligations; those powers can only be exercised by Circuit City Stores or one of its subsidiaries. CarMax group stock and Circuit City group stock are both series of common stock of Circuit City Stores and not of either group.

Actions by Our Board of Directors Without Shareholder Approval; No Separate Board of Directors for the CarMax Group

   Under our articles of incorporation, the board of directors of Circuit City Stores is able to take actions with respect to the CarMax group and CarMax group stock without shareholder approval so long as those actions are taken on the terms and conditions set forth in our articles of incorporation. The CarMax group does not have a separate board of directors to represent solely the interests of holders of CarMax group stock. As described under "--Voting Rights," the holders of CarMax group stock and the holders of Circuit City group stock will generally vote together as a single voting group on all matters on which holders of common stock are entitled to vote. This includes the election of directors of Circuit City Stores.

   If we decide to take other actions with respect to CarMax group stock or the CarMax group that is not on the terms and conditions in our articles of incorporation, we would be required to obtain shareholder approval of an amendment to our articles of incorporation. In instances listed under "-- Voting Rights," approval of such an amendment would require both the approval of the holders of CarMax group stock and Circuit City group stock, voting together as a single voting group, and the approval of the holders of any series of common stock affected by an amendment, voting as a separate voting group.

   The actions that our board of directors may take without shareholder approval, discussed in more detail below, include decisions to:

  . issue additional shares of CarMax group stock and Circuit City group stock;

  . pay dividends on a series of common stock, subject to the limitations set forth in the articles of incorporation;

  . convert one series of common stock into another series on the terms set forth in the articles of incorporation;

  . redeem the series of common stock tracking either group in exchange for stock of one or more wholly-owned subsidiaries holding all of the assets and liabilities attributed to that group;

  .  dispose of assets attributed to the CarMax group;

  . pay a special dividend on, or redeem shares of, CarMax group stock or convert shares of CarMax group stock into shares of another series if we dispose of 80% or more of the assets attributed to the CarMax group; or

  . take actions that require an increase or decrease in the number of shares of CarMax group stock reserved for the Circuit City group or for issuance to the holders of Circuit City group stock.

Authorized and Outstanding Shares of Common Stock

   Our Capital Structure

   Our articles of incorporation authorize us to issue 527 million shares of stock as follows:

  . 525 million shares of common stock in series, par value $.50 per share, and

  . two million shares of preferred stock in series, par value $20 per share.

   Of the 525 million shares of common stock, our board of directors has designated:

  . 350 million shares as "Circuit City Stores, Inc.--Circuit City Group Common Stock," and

  .  175 million shares as "Circuit City Stores, Inc.--CarMax Group Common
     Stock."

   As of June 30, 2001, 208,095,542 shares of Circuit City group stock and 26,643,573 shares of CarMax group stock were outstanding.


   Of the two million shares of preferred stock, in connection with our shareholder rights plan our board of directors has designated one million shares as follows:

  . 500,000 shares as "Cumulative Participating Preferred Stock, Series E," and

  .  500,000 shares as "Cumulative Participating Preferred Stock, Series F."

   As of June 30, 2001, none of these shares were outstanding.


   Issuances of Common Stock Without Shareholder Approval

   Our board of directors may issue authorized but unissued shares of CarMax group stock and Circuit City group stock from time to time for any proper corporate purposes, without shareholder approval, except as may be required by Virginia law or the rules of any stock exchange on which any series of outstanding common stock may then be listed.

   Our articles of incorporation permit our board of directors at any time to increase the number of shares in any series of common stock so long as the number of shares in all series of common stock immediately after the increase does not exceed the total number of shares of common stock authorized by our articles of incorporation in effect at that time. Our articles of incorporation also permit our board of directors to decrease the number of shares in any series of common stock that it has previously designated, but not below the number of shares of that series then outstanding.

   Attribution of Proceeds of Issuance of CarMax Group Stock

   If we issue shares of CarMax group stock for cash or other property, such as in an acquisition, the proceeds of that sale, including property acquired in an acquisition, may be attributed to the CarMax group. However, if there are shares of CarMax group stock reserved for the Circuit City group or for issuance to the holders of Circuit City group stock, our board of directors will decide at the time of the issuance whether any portion of the proceeds should be attributed to the Circuit City group. If it makes a determination to attribute all or a portion of the proceeds to the Circuit City group, as in this offering, then the number of those reserved shares would be reduced by the number of shares sold for those proceeds.

   When we attribute proceeds of an issuance of shares of CarMax group stock to the Circuit City group, we may do so only to the extent there are a sufficient number of shares of CarMax group stock reserved for the Circuit City group or for issuance to the holders of Circuit City group stock. If at the time of any sale of shares of CarMax group stock there were no shares of CarMax group stock reserved for the Circuit City group or for issuance to the holders of Circuit City group stock, we could not attribute the proceeds of that sale to the Circuit City group.

CarMax Group Stock

   Dividends

   Our articles of incorporation provide that dividends on CarMax group stock are limited to the lesser of:

  . the assets of Circuit City Stores legally available for distribution under Virginia law; and

  . the CarMax group available dividend amount, which is intended to be the same amount that would be legally available for the payment of dividends on CarMax group stock if the CarMax group were a separate company under Virginia law.

   The CarMax group available dividend amount is calculated by first multiplying:

  .  the outstanding shares fraction with respect to CarMax group stock times

  . the total assets attributed to the CarMax group less the total liabilities attributed to the CarMax group,

and then subtracting from that calculated amount, unless our articles of incorporation provide otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shares of stock, if any, attributed to the CarMax group that have a preference over CarMax group stock upon a dissolution of Circuit City Stores.

   That amount would be the CarMax available dividend amount unless the payment of a dividend in that amount would cause the assets attributed to the CarMax group to be insufficient to pay debts attributed to the CarMax group as they become due in the usual course of business. If so, then the CarMax available dividend amount would be reduced by an amount sufficient to ensure that the CarMax group would be able to pay those debts.

   Under Virginia law, the amount of funds of Circuit City Stores legally available for distributions is determined on the basis of our entire company, and not only the respective groups. As a result, the amount of our legally available funds will reflect the amount of:

  .  any net losses of each group;

  . any distributions on CarMax group stock, Circuit City group stock or any preferred stock; and

  . any repurchases of CarMax group stock, Circuit City group stock or any preferred stock.

   Payments of dividends on CarMax group stock also may be restricted by loan agreements, indentures and other agreements or obligations entered into by Circuit City Stores from time to time.

   If there are shares of CarMax group stock reserved for the Circuit City group or for issuance to the holders of Circuit City group stock at the time of any dividend on the outstanding shares of CarMax group stock, we will credit to the Circuit City group, and charge against the CarMax group, an amount that would be payable if the reserved shares were outstanding shares.

   Voting Rights

   The holders of CarMax group stock and the holders of Circuit City group stock are entitled to vote on any matter on which our shareholders are, by Virginia law, by stock exchange rules or by the provisions of our articles of incorporation or our bylaws or as determined by our board or directors, entitled to vote.

   The holders of CarMax group stock and the holders of Circuit City group stock, and any series of preferred stock entitled to vote with the holders of common stock, will vote together as a single voting group on each matter on which holders of common stock are generally entitled to vote, except as described below.

   On all matters as to which CarMax group stock and Circuit City group stock will vote together as a single voting group:

  . each share of CarMax group stock will have a number of votes, which may be a fraction of one vote, equal to the average market value of one share of CarMax group stock divided by the average market value of one share of Circuit City group stock, calculated over a 20-trading day period as follows:

    . four times the average market value of CarMax group stock over the five-trading day period ending on the tenth trading day prior to the record date for determining the holders entitled to vote, plus

    . three times the average market value of CarMax group stock over the next preceding five-trading day period, plus

    . two times the average market value of CarMax group stock over the next preceding five-trading day period, plus

    . the average market value of CarMax group stock over the next preceding five-trading day period,

    divided by

    . four times the average market value of Circuit City group stock over the five-trading day period ending on the tenth trading day prior to the record date for determining the holders entitled to vote, plus

    . three times the average market value of Circuit City group stock over the next preceding five-trading day period, plus

    . two times the average market value of Circuit City group stock over the next preceding five-trading day period, plus

    . the average market value of Circuit City group stock over the next preceding five-trading day period.

     As a result of this calculation, each share of CarMax group stock may have more than, less than or exactly one vote per share; and

  .  each share of Circuit City group stock will have one vote.

   The following illustration demonstrates the calculation of the number of votes to which each share of CarMax group stock would be entitled on all matters on which the holders of CarMax group stock and Circuit City group stock vote together as a single group.

   If:

  . the average market value of the CarMax group stock for the four periods specified above were $20, $19, $21 and $20, respectively, and

  . the average market value of the Circuit City group stock for the four periods specified above were $25, $24, $26 and $25, respectively,

then each share of Circuit City group stock would have one vote and each share of CarMax group stock would have 0.799 votes based on the following calculation:

          (4 X $20) + (3 X $19) + (2 X $21) + (1 X $20)       = .799
          ---------------------------------------------
          (4 X $25) + (3 X $24) + (2 X $26) + (1 X $25)

Based on such number of votes, on any proposal where both series of stock vote together as a single voting group and assuming six times as many shares of Circuit City group stock as CarMax group stock are issued and outstanding, the shares of Circuit City group stock and CarMax group stock would represent approximately 88% and 12%, respectively, of the total voting power.

   Accordingly, the relative per share voting rights of CarMax group stock and Circuit City group stock will fluctuate depending on changes in the relative market values of shares of the series of common stock.

   We expect that Circuit City group stock will retain a substantial majority of the total voting power of Circuit City Stores because we expect that the total market value of the outstanding shares of Circuit City group stock will continue to be greater than the total market value of the outstanding shares of CarMax group stock.

   We set forth the number of outstanding shares of CarMax group stock and Circuit City group stock in our annual reports on Form 10-K and our quarterly reports on Form 10-Q filed under the Securities Exchange Act of 1934. We disclose in any proxy statement for a shareholders' meeting the number of outstanding shares and per share voting rights of CarMax group stock and Circuit City group stock.

   If shares of only CarMax group stock are outstanding, each share will have one vote. If CarMax group stock is entitled to vote as a separate voting group with respect to any matter, each share of that series will, for purposes of that vote, have one vote on such matter.

   The holders of CarMax group stock and the holders of Circuit City group stock will not have any rights to vote separately as a voting group on any matter coming before our shareholders, except in the limited circumstances provided under Virginia law described below or by stock exchange rules, our articles of incorporation or our bylaws. Our board of directors could also decide, in its sole discretion, to condition the taking of any action upon the approval of the holders of CarMax group stock or the holders of Circuit City group stock, voting as a separate voting group.

   The holders of the outstanding shares of a series of common stock are entitled to vote as a separate voting group on mergers, statutory share exchanges and proposed amendments to our articles of incorporation if the merger, statutory share exchange or amendment would otherwise require shareholder approval and would:

  . effect an exchange or reclassification of all or part of the shares of the series into shares of another series or class;

  . effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another series or class into shares of the series;

  . change the designation, rights, preferences or limitations of all or part of the shares of the series;

  . change the shares of all or part of the series into a different number of shares of the same series;

  . create a new series or class of shares, or change a series or class with subordinate and inferior rights into a series or class of shares having rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of the series; or

  . increase the rights, preferences or number of authorized shares of any series or class having rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of the series.

   Under Virginia law and our articles of incorporation:

  . approval of certain matters, such as a merger, statutory share exchange, sale of all or substantially all of the assets of Circuit City Stores and certain amendments to our articles of incorporation, requires the approval of the holders of more than two-thirds of the total number of votes entitled to be cast thereon by each voting group,

  . approval of any other amendments to the articles of incorporation requires the approval of the holders of a majority of the votes entitled to be cast thereon by each voting group, and

  . approval of most other matters (other than the election of directors who are elected by a plurality of the votes cast) requires the votes cast in favor of the matter to exceed the votes cast opposing the matter.

   Accordingly, if a separate vote on a matter by the holders of either CarMax group stock or Circuit City group stock is not required under Virginia law and if the board of directors does not require a separate vote, the series that is entitled to more than the number of votes required to approve such matter will be in a position to control the outcome of the vote on such matter even if the matter involved a divergence or the appearance of a divergence of the interests between the holders of CarMax group stock and Circuit City group stock. Conversely, if a separate vote of the holders of either the CarMax group stock or Circuit City group stock is required to approve, for example, a merger of the type described above, the favorable vote of the holders of more than two-thirds of the total number of votes entitled to be cast with respect to each of CarMax group stock and Circuit City group stock may be required for approval. In such instance, the holders of either CarMax group stock or Circuit City group stock could prevent approval of such merger notwithstanding the fact that the holders of more than two-thirds of the total number of votes entitled to be cast with respect to both the CarMax group stock and Circuit City group stock had voted in favor of it.

   Conversion at Our Option

   Conversion of CarMax Group Stock into Circuit City Group Stock. Our board or directors may at any time, without shareholder approval, convert each share of CarMax group stock into the number of shares of Circuit City group stock equal to 115% of the ratio of the relative average market values of CarMax group stock to Circuit City group stock calculated over a 20-trading day period. We will determine this ratio as follows:

  . four times the average market value of CarMax group stock over the five-trading day period ending on the fifth trading day prior to the date of the conversion notice mailed to holders, plus

  . three times the average market value of CarMax group stock over the next preceding five-trading day period, plus

  . two times the average market value of CarMax group stock over the next preceding five-trading day period, plus

  . the average market value of CarMax group stock over the next preceding five-trading day period,

   divided by

  . four times the average market value of Circuit City group stock over the five-trading day period ending on the fifth trading day prior to the date of the conversion notice mailed to holders, plus

  . three times the average market value of Circuit City group stock over the next preceding five-trading day period, plus

  . two times the average market value of Circuit City group stock over the next preceding five-trading day period, plus

  . the average market value of Circuit City group stock over the next preceding five-trading day period.

   Conversion of Circuit City Group Stock into CarMax Group Stock. Our board of directors may at any time, without shareholder approval, convert each share of Circuit City group stock into the number of shares of CarMax group stock equal to 115% of the ratio of the relative average market values of Circuit City group stock to CarMax group stock calculated over a 20-trading day period. We will determine this ratio as follows:

  . four times the average market value of Circuit City group stock over the five-trading day period ending on the fifth trading day prior to the date of the conversion notice mailed to holders, plus

  . three times the average market value of Circuit City group stock over the next preceding five-trading day period, plus

  . two times the average market value of Circuit City group stock over the next preceding five-trading day period, plus

  . the average market value of Circuit City group stock over the next preceding five-trading day period,

   divided by

  . four times the average market value of CarMax group stock over the five-trading day period ending on the fifth trading day prior to the date of the conversion notice mailed to holders, plus

  . three times the average market value of CarMax group stock over the next preceding five-trading day period, plus

  . two times the average market value of CarMax group stock over the next preceding five-trading day period, plus

  . the average market value of CarMax group stock over the next preceding five-trading day period.

   Purposes of Optional Conversion Provisions; Shareholder Considerations. The conversion provisions described above allow us the flexibility to recapitalize CarMax group stock and Circuit City group stock into one series of common stock that would, after the recapitalization, represent an equity interest in the combined businesses of the CarMax group and the Circuit City group. Such optional conversion could be exercised at any future time if our board of directors determines that, under particular facts and circumstances then existing, an equity structure including these two series of common stock was no longer in the best interests of Circuit City Stores. A conversion could be exercised at a time that is disadvantageous to the holders of CarMax group stock.

   Conversion would be based upon the relative market values of CarMax group stock and Circuit City group stock. Many factors could affect the market values of CarMax group stock or Circuit City group stock, including our results of operations and those of each of the groups, trading volume and general economic and market conditions. Market values also could be affected by decisions by our board of directors or our management that investors perceive to affect differently the series of stock related to one group compared to the series of stock related to the other group. These decisions could include changes to our inter-group policies, transfers of assets and liabilities between groups, allocations of corporate opportunities and financing resources between the groups and changes in dividend policies.

   The following illustration demonstrates the calculation of the number of shares issuable upon conversion of CarMax group stock into shares of Circuit City group stock at our option.

   If:

  . the weighted average market value, as calculated above, of one share of CarMax group stock over the 20-trading day valuation period was $19.90 per share, and

  . the weighted average market value of one share of Circuit City group stock over the 20-trading day valuation period was $24.90 per share,

then each share of CarMax group stock could be converted into .919 shares of Circuit City group stock based on the following calculation:

                weighted average market value
     115%    X      of CarMax group stock     =
                -----------------------------
                weighted average market value
                 of Circuit City group stock

     1.15    X        $19.90 per share        =   .919 shares
                -----------------------------
                      $24.90 per share

   Redemption of CarMax Group Stock in Exchange for Stock of Subsidiary

   Our board of directors may at any time, without shareholder approval, redeem on a pro rata basis all of the outstanding shares of CarMax group stock in exchange for shares of common stock of one or more of our wholly-owned subsidiaries that own all of the assets and liabilities attributed to the CarMax group.

   These provisions are intended to give us increased flexibility with respect to spinning-off the assets and liabilities attributed to the CarMax group by transferring all of the assets and liabilities attributed to the CarMax group to one or more wholly-owned subsidiaries. As a result of this redemption, the holders of CarMax group stock and the holders of Circuit City group stock would hold securities of separate legal entities operating in distinct lines of business. No decision has been made to spin off the assets and liabilities attributed to the CarMax group; however, this redemption could be authorized by our board of directors at any time in the future if it determines that, under the facts and circumstances then existing, an equity structure comprised of CarMax group stock and Circuit City group stock is no longer in the best interests of Circuit City Stores and a spin-off of the assets attributed to the CarMax group in a company separate from Circuit City Stores is desirable.

   If at the time of this redemption of CarMax group stock there are shares of CarMax group stock reserved for the Circuit City group or for issuance to the holders of Circuit City group stock, the number of shares of those subsidiaries that we will exchange for all of the outstanding shares of CarMax group stock in such redemption will be equal to the product of:

  .  the outstanding shares fraction; and

  . the number of shares of common stock of each subsidiary that will be outstanding immediately after the redemption.

We will retain the balance of the shares of those subsidiaries for the Circuit City group or distribute them to the holders of Circuit City group stock.

   We may redeem shares of CarMax group stock for subsidiary stock only if we have assets legally available for distribution under Virginia law.

   The following illustration demonstrates the application of the provisions with respect to a redemption of all CarMax group stock in exchange for shares of the common stock of one of our wholly-owned subsidiaries that owns all of the assets and liabilities attributed to the CarMax group.

   If:

  .  40 million shares of CarMax group stock were outstanding,

  . 60 million shares of CarMax group stock were reserved for the Circuit City group or for issuance to the holders of Circuit City group stock, resulting in a 2/5 outstanding shares fraction, and

  . 100 million shares of common stock of that CarMax group subsidiary will be outstanding immediately after the redemption,

then we will exchange 40 million shares of common stock of that CarMax group subsidiary for CarMax group stock based on the following calculation:


                            the number of shares of
                          common stock of that CarMax
       outstanding     X   group subsidiary that will  =
     shares fraction             be outstanding
                             immediately after the
                                   redemption

           2/5         X          100 million          =   40 million shares


   As a result of the outstanding shares fraction, we will retain the remaining 60 million shares of common stock of that CarMax group subsidiary for the Circuit City group or distribute them to the holders of Circuit City group stock.

   Mandatory Dividend, Redemption or Conversion of CarMax Group Stock if Disposition of the Assets Attributed to the CarMax Group Occurs

   If we dispose of 80% or more of the then fair value of the properties and assets attributed to the CarMax group in a transaction or series of related transactions, our board of directors is required to take action that returns the value of the net proceeds of those assets to the holders of CarMax group stock. That action could take the form of a special dividend, a redemption of shares or a conversion into Circuit City group stock. There are exceptions, however, to this requirement that are described below under "--Exceptions to the Mandatory Dividend, Redemption or Conversion of CarMax Group Stock if a Disposition of the Assets Attributed to the CarMax Group Occurs."

   If no exception applies, our board of directors will elect, without shareholder approval, to do one of the following:

  . pay a special dividend to the holders of CarMax group stock in cash and/or securities (other than common stock) or other property having a fair value equal to the product of:

    --the outstanding shares fraction with respect to CarMax group stock, and

    --the net proceeds of the disposition;

  .  if the disposition involves:

    --100% of the properties and assets, redeem all outstanding shares of CarMax group stock in exchange for cash and/or securities or other property having a fair value equal to the product of:

     . the outstanding shares fraction with respect to CarMax group stock, and

     .  the net proceeds of the disposition;

    --80% or more, but less than 100%, of the properties and assets, redeem a number of whole shares of CarMax group stock in exchange for cash and/or securities or other property having a fair value equal to the product of:

     . the outstanding shares fraction with respect to CarMax group stock, and

     .  the net proceeds of the disposition;

     the number of shares so redeemed will have in the aggregate an average market value, during the period of ten consecutive trading days beginning on the 16th trading day following the disposition date, closest to the product of:

     . the outstanding shares fraction with respect to CarMax group stock, and

     .  the net proceeds of the disposition; or

  . convert each outstanding share of CarMax group stock into a number of shares of Circuit City group stock equal to 110% of the ratio of the average market value of one share of CarMax group stock to the average market value of one share of Circuit City group stock. We will calculate the average market values during the ten-trading day period beginning on the 16th trading day following the disposition date.

   In addition, within one year from the date of the payment of a dividend or the making of a redemption as described above, our board of directors may convert each share of CarMax group stock into the number of shares of Circuit City group stock equal to 110% of the ratio of the relative average market values of CarMax group stock to Circuit City group stock calculated over a 20-trading day period. We will determine this ratio as follows:


  . four times the average market value of CarMax group stock over the five-trading day period ending on the fifth trading day prior to the date of the conversion notice mailed to holders, plus

  . three times the average market value of CarMax group stock over the next preceding five-trading day period, plus

  . two times the average market value of CarMax group stock over the next preceding five-trading day period, plus

  . the average market value of CarMax group stock over the next preceding five-trading day period,

  divided by

  . four times the average market value of Circuit City group stock over the five-trading day period ending on the fifth trading day prior to the date of the conversion notice mailed to holders, plus

  . three times the average market value of Circuit City group stock over the next preceding five-trading day period, plus

  . two times the average market value of Circuit City group stock over the next preceding five-trading day period, plus

  . the average market value of Circuit City group stock over the next preceding five-trading day period.

   If there are shares of CarMax group stock reserved for the Circuit City group or for issuance to the holders of Circuit City group stock at the time of any special dividend on or redemption of CarMax group stock, we will credit to the Circuit City group, and charge against the CarMax group, an amount that would be payable if the reserved shares of CarMax group stock were outstanding shares.

   We may only pay a special dividend or redeem shares of CarMax group stock if we have assets available for distributions under Virginia law and the amount to be paid to holders is less than or equal to the CarMax group available dividend amount. We will pay the special dividend or complete the redemption or conversion on or prior to the 85th trading day following the disposition date.

   The "net proceeds" of a disposition means an amount equal to what remains of the gross proceeds of the disposition after any payment of, or reasonable provision is made as determined by our board of directors for:

  . any taxes we estimate will be payable by us, or which we estimate would have been payable but for the utilization of tax benefits attributable to the other group, in respect of the disposition or in respect of any resulting dividend or redemption;

  . any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses; and

  . any liabilities attributed to the CarMax group, including, without limitation:

    .  any liabilities for deferred taxes,

    . any indemnity or guarantee obligations incurred in connection with the disposition or otherwise,

    .  any liabilities for future purchase price adjustments, and

    . any preferential amounts plus any accumulated and unpaid dividends in respect of any preferred stock attributed to the CarMax group.

   We may elect to pay the special dividend or redemption price either in:

  .  the same form as the proceeds of the disposition were received; or

  . any other combination of cash, securities (other than common stock) or other property that our board of directors or, in the case of securities that have not been publicly traded for a period of at least 15 months, an independent investment banking firm, determines will have a total market value of not less than the fair value of the net proceeds.

   The factors our board of directors will consider when it is required to choose among paying a special dividend, redeeming shares or converting shares of CarMax group stock into Circuit City group stock will depend upon all of the facts and circumstances at the time. If we dispose of 80% or more of the properties and assets attributed to the CarMax group, we probably would redeem the shares of CarMax group stock or exercise our conversion option because the scope or scale of the remaining properties and assets attributed to the group would likely not provide a reasonable basis for a tracking stock for the CarMax group. We may wish to convert CarMax group stock into Circuit City group stock, even at the applicable premium, if it was then desirable for us to retain the proceeds of the sale for our remaining businesses; however, the likely taxability of an asset sale and the dividend or redemption at both the corporate and shareholder levels makes it very unlikely that we would dispose of any substantial amount of properties or assets in this manner.

   The following illustration demonstrates the application of the provisions requiring a mandatory special dividend, redemption or conversion if a disposition of the assets attributed to the CarMax group occurs.

   If:

  .  40 million shares of CarMax group stock were outstanding;

  . 60 million shares of CarMax group stock were reserved for the Circuit City group or for issuance to the holders of Circuit City group stock, resulting in a 2/5 outstanding shares fraction;

  . the net proceeds of the sale of more than 80% but less than 100% of the properties and assets attributed to the CarMax group equals $1.8 billion;

  . the average market value of CarMax group stock during the ten-trading day valuation period was $20 per share; and

  . the average market value of Circuit City group stock during the ten-trading day valuation period was $25 per share;

  then we could do any one of the following:

   (1) pay a special dividend to the holders of CarMax group stock equal to:

       outstanding
     shares fraction   X          net proceeds         =
                          ----------------------------
                          number of outstanding shares
                             of CarMax group stock

           2/5         X          $1.8 billion         =   $18 per share
                          ----------------------------
                               40 million shares

  Because of the reserved shares of CarMax group stock, we will credit to the Circuit City group, and charge against the CarMax group, $1.08 billion (3/5 x $1.8 billion).

   (2) redeem for $20 per share a number of shares of CarMax group stock equal to:

       outstanding
     shares fraction   X          net proceeds         =
                          ----------------------------
                              average market value
                             of CarMax group stock

           2/5         X          $1.8 billion         =   36 million shares
                          ----------------------------
                                 $20 per share


  At the same time, because of the reserved shares of CarMax group stock, we will effectively treat as redeemed 54 million reserved shares of CarMax group stock for $20 per share by crediting to the Circuit City group, and charging against the CarMax group, $1.08 billion.

   (3) convert each outstanding share of CarMax group stock into a number of shares of Circuit City group stock equal to:

                    average market value
     110%    X     of CarMax group stock     =
                ----------------------------
                  average market value of
                  Circuit City group stock
     1.1     X         $20 per share         =   0.88 shares
                ----------------------------
                       $25 per share

   Exceptions to the Mandatory Dividend, Redemption or Conversion of CarMax Group Stock if a Disposition of the Assets Attributed to the CarMax Group Occurs. We are not required to take any of the above actions for any disposition of 80% or more of the properties and assets attributed to the CarMax group in a transaction or series of related transactions that results in our receiving for those properties and assets primarily equity securities of any entity that:

  . acquires those properties or assets or succeeds to the business conducted with those properties or assets or that controls such acquirer or successor, and

  . is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to those businesses conducted by the CarMax group prior to the disposition, as determined by our board of directors.

   The purpose of this exception is to enable us to technically "dispose" of properties or assets attributed to the CarMax group to another entity engaged or proposing to engage in businesses similar or complementary to those of the CarMax group without requiring a special dividend on, or redemption or conversion of, CarMax group stock, so long as we receive an equity interest in that entity. We are not required to control that entity, whether by ownership or contractual provisions.

   In addition, we are not required to effect a special dividend, redemption or conversion if a disposition is:

  . of 80% or more of our properties and assets in one transaction or series of related transactions in connection with our dissolution and the distribution of our assets to shareholders,

  .  on a pro rata basis, such as a spin-off, or

  . made to any person or entity controlled by us, as determined by our board of directors.

   Notices if Disposition of the Assets Attributed to the CarMax Group Occurs. Not later than the 10th trading day after the disposition date, we will announce publicly by press release:

  .  the net proceeds of the disposition;

  .  the number of shares outstanding of CarMax group stock;

  . the number of shares of CarMax group stock into or for which convertible securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price of those convertible securities; and

  . if applicable, the outstanding shares fraction on the date of the notice.

   Not earlier than the 26th trading day and not later than the 30th trading day after the disposition date, we will announce publicly by press release whether we will pay a special dividend or redeem shares of CarMax group stock with the net proceeds of the disposition or convert the shares of CarMax group stock into Circuit City group stock.

   We will mail to each holder of CarMax group stock the additional notices and other information required by our articles of incorporation.

   Disposition of Less than 80% of the Assets. If we dispose of less than 80% of the properties and assets attributed to the CarMax group in a transaction or series of transactions, we will attribute the proceeds to the CarMax group. We will use those proceeds:

  .  in the business of the CarMax group;

  .  for distribution to the holders of CarMax group stock: or

  .  to buy back shares of CarMax group stock in the open market.

We may use those proceeds in the business of the Circuit City group only if we reattribute to the CarMax group consideration with an equivalent fair value.

   Selection of Shares for Redemption

   If fewer than all of the outstanding shares of CarMax group stock are to be redeemed, we will redeem those shares proportionately from among the holders of outstanding shares of CarMax group stock or by such other method as may be determined by our board of directors to be equitable.

   Fractional Interests; Transfer Taxes

   We are not required to issue fractional shares of any capital stock or any fractional securities to any holder of CarMax group stock upon any conversion, redemption, dividend or other distribution described above. If a fraction is not issued to a holder, we will pay cash instead of that fraction.

   We will pay all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of any shares of capital stock and/or other securities to the holders of record on redemption or conversion of shares.

   Liquidation Rights

   Under our articles of incorporation, in the event of our dissolution, the holders of CarMax group stock and the holders of Circuit City group stock will be entitled to receive our assets on a per share basis in proportion to the liquidation units per share of such series. However, holders of CarMax group stock and Circuit City group stock will be entitled to receive our assets only after payment or provision for payment of the debts and other liabilities of Circuit City Stores and full preferential amounts to which holders of any preferred stock are entitled.

   Each outstanding share of CarMax group stock and each outstanding share of Circuit City group stock has one liquidation unit.

   The number of liquidation units to which each share of CarMax group stock is entitled will not be changed without the approval of the holders of the series of common stock adversely affected thereby voting as a separate voting group, except in the limited circumstances described below. As a result, the liquidation rights of the holders of the respective series of common stock do not, and in the future may not, bear any relationship to the relative market values, the relative voting rights of the series of common stock or the value of the assets attributed to the groups.

   No holder of CarMax group stock will have any special right to receive specific assets attributed to the CarMax group and no holder of Circuit City group stock will have any special right to receive specific assets attributed to the Circuit City group in the case of our dissolution.

   If we subdivide or combine the outstanding shares of a series of common stock or declare a dividend or other distribution of shares of a series of common stock to holders of that series of common stock, the number of liquidation units of either series will be appropriately adjusted by our board of directors so as to avoid any dilution in liquidation rights of any series.

   Neither a merger or share exchange of Circuit City Stores into or with any other corporation, nor any sale, lease, exchange or other disposition of all or any part of our properties and assets, will, alone, cause the liquidation of Circuit City Stores, for purposes of these liquidation rights provisions.

   Shares of CarMax Group Stock Reserved for the Circuit City Group or for Issuance to the Holders of Circuit City Group Stock

   As of June 30, 2001, we had reserved 75,440,000 shares of CarMax group stock for the Circuit City group or for issuance to the holders of Circuit City group stock. Because the shares of CarMax group stock being sold in this offering are included, prior to the offering, in the number of shares of CarMax group stock reserved for the Circuit City group or for issuance to the holders of Circuit City group stock, the total number of shares of CarMax group stock outstanding or reserved for the Circuit City group or for issuance to holders of Circuit City group stock will not increase. The 7,500,000 shares issued in this offering will represent approximately 9.9% of the shares of CarMax group stock reserved for the Circuit City group or for issuance to holders of Circuit City group stock.


   The 75,440,000 shares of CarMax group stock that we have reserved for the Circuit City group or for issuance to the holders of Circuit City group stock are not outstanding shares of CarMax group stock and are not entitled to vote until we actually issue them. The outstanding shares fraction indicates the relationship between the shares of CarMax group stock held by the public and the sum of those shares and the shares reserved for the Circuit City group or for issuance to the holders of Circuit City group stock. It is calculated by dividing the number of shares of CarMax group stock issued to the public by the sum of the number of shares of CarMax group stock issued to the public plus the number of shares of CarMax group stock then reserved for the Circuit City group or for issuance to the holders of Circuit City group stock. The outstanding shares fraction will equal one at any time that there are no shares of CarMax group stock then reserved for the Circuit City group or for issuance to the holders of Circuit City group stock. Immediately after this offering, the outstanding shares fraction will equal approximately 33%. If the underwriters exercise their overallotment option in full, the outstanding shares fraction will equal approximately 34%.

   At any time that there are shares of CarMax group stock reserved for the Circuit City group or for issuance to the holders of Circuit City group stock, the outstanding shares fraction will be used to allocate to the Circuit City group any dividend or redemption payment made to the holders of CarMax group stock.

   The following illustration demonstrates the calculation of the outstanding shares fraction.

   If:

  .  40 million shares of CarMax group stock were outstanding, and

  . 60 million shares of CarMax group stock were reserved for the Circuit City group or for issuance to the holders of Circuit City group stock, then the outstanding shares fraction with respect to CarMax group stock would equal 2/5 based on the following calculation:

               number of shares of
         CarMax group stock outstanding    =
       -----------------------------------
        number of shares of CarMax group
          stock outstanding + number of
         reserved shares of CarMax group
                      stock

                40 million shares          =   2/5
       -----------------------------------
         40 million shares + 60 million
                     shares

   The number of shares of CarMax group stock reserved for the Circuit City group or for issuance to the holders of Circuit City group stock will be increased, without shareholder approval, to reflect:

  .  share dividends of CarMax group stock to holders of CarMax group stock;

  . reclassifications of CarMax group stock resulting in a greater number of shares of CarMax group stock outstanding;

  . purchases of CarMax group stock with assets attributed to the Circuit City group; and

  . transfers to the CarMax group of assets attributed to the Circuit City group.

   The number of shares of CarMax group stock reserved for the Circuit City group or for issuance to the holders of Circuit City group stock will be decreased, without shareholder approval, to reflect:

  . sales of CarMax group stock for the account of the Circuit City group, as in this offering;

  . share dividends of CarMax group stock to the holders of Circuit City group stock;

  . the issuance of CarMax group stock when convertible securities are converted if those shares of CarMax group stock were reserved for the Circuit City group or for issuance to the holders of Circuit City group stock;

  . the issuance of CarMax group stock when securities convertible into CarMax group stock and issued as a distribution to the holders of Circuit City group stock are converted;

  . reclassifications of CarMax group stock resulting in a smaller number of shares of CarMax group stock outstanding; and

  . transfers to the Circuit City group of assets attributed to the CarMax group.

   Determinations by the Board of Directors

   Any determinations made in good faith by our board of directors with respect to a series of common stock will be final and binding on all of our shareholders.

   Preemptive Rights

   The holders of CarMax group stock do not have any preemptive rights or any rights to convert their shares into any other securities of Circuit City Stores.

Circuit City Group Stock

   Dividends

   Our articles of incorporation provide that dividends on Circuit City group stock are limited to the lesser of:

  . the assets of Circuit City Stores legally available for distribution under Virginia law; and

  .  the Circuit City group available distribution amount.

   The Circuit City group available distribution amount will be calculated in a manner similar to the manner in which the CarMax group available distribution amount is calculated.

   Voting Rights

   The holders of Circuit City group stock have the voting rights described under "--CarMax Group Stock--Voting Rights."

   Conversion and Redemption

   Circuit City group stock is subject to conversion and redemption as described under "--CarMax Group Stock--Conversion at Our Option," "--CarMax Group Stock--Redemption of CarMax Group Stock in Exchange for Stock of Subsidiary" and "--CarMax Group Stock--Mandatory Dividend, Redemption or Conversion of CarMax Group Stock if Disposition of the Assets Attributed to the CarMax Group Occurs."

   Liquidation Rights

   In the event of our dissolution, the holders of Circuit City group stock are entitled to receive assets as described under "--CarMax Group Stock-- Liquidation Rights."

   Preemptive Rights

   The holders of Circuit City group stock do not have any preemptive rights or any rights to convert their shares into any other securities of Circuit City Stores.

Shareholder Rights Plan

   Under our shareholder rights plan:

  . each outstanding share of CarMax group stock has associated with it a right to purchase one four-hundredth of a share of our Series F Preferred Stock at a purchase price of $100, subject to adjustment; and

  . each outstanding share of Circuit City group stock has associated with it a right to purchase one eight-hundredth of a share of our Series E Preferred Stock at a purchase price of $125, subject to adjustment.

   The purpose of the rights agreement is to:

  . give our board of directors the opportunity to negotiate with any persons seeking to obtain control of Circuit City Stores;

  . deter acquisitions of voting control of Circuit City Stores, or of any series of our common stock, without assurance of fair and equal treatment of all of our shareholders or all holders of that series of common stock, as applicable; and

  . prevent a person from acquiring in the market a sufficient amount of Circuit City Stores voting power, or a sufficient number of shares of a series of our common stock, to be in a position to block an action sought to be taken by our shareholders or by the holders of that series of common stock, as applicable.

The exercise of the rights would cause substantial dilution to a person attempting to acquire Circuit City Stores on terms not approved by our board of directors and therefore would significantly increase the price that person would have to pay to acquire Circuit City Stores. Our rights plan may deter a potential hostile acquisition or tender offer.

   Until a distribution date occurs, the CarMax group rights and the Circuit City group rights:

  .  will not be exercisable; and

  . will be represented by the same certificate that represents the shares with which the rights are associated and will trade together with those shares.

Following a distribution date, the rights would become exercisable and we would issue separate certificates representing the rights, which would trade separately from CarMax group stock and Circuit City group stock.

   A "distribution date" would occur upon the earlier of:

  . the 10th day following a public announcement that a person or group of affiliated persons has become an acquiring person, or

  . the 10th business day following the commencement of, or first public announcement of the intent of any person or group of affiliated persons to commence, a tender offer or exchange offer that, if successful, would result in the person or group of persons becoming an acquiring person.

   Under our shareholder rights plan, a person or group of persons becomes an "acquiring person" if such person or group has acquired or obtained the right to acquire beneficial ownership of 20% or more of the voting power of the outstanding shares of CarMax group stock and Circuit City group stock. For these purposes, the voting power of a share of CarMax group stock or Circuit City group stock at any time will be the voting power most recently determined in accordance with the articles of incorporation in connection with a vote of the shareholders.


   We are considering revisions to the shareholder rights plan that would change, among other things, the beneficial ownership threshhold at which a person or group of persons becomes an "acquiring person." If these revisions were adopted by our board of directors, a person or group of persons would become an "acquiring person" if such person or group has acquired or obtained the right to acquire beneficial ownership of either:


  .  15% or more of the outstanding shares of Circuit City group stock, or


  . 30% or more of the outstanding shares of CarMax group stock and 15% or more of the voting power of the outstanding shares of CarMax group stock and Circuit City group stock.


The proposed revisions also include a number of technical changes relating to the operation of the plan.


   At any time following a distribution date, if:

  . Circuit City Stores is the surviving entity in a merger with an acquiring person and neither the CarMax group stock nor the Circuit City group stock is changed,

  . any person becomes an acquiring person (other than pursuant to an offer for all of the outstanding shares of CarMax group stock and Circuit City group stock at a price and on terms that our board of directors determines to be fair and in the best interests of shareholders), or

  . an acquiring person receives equity securities from Circuit City Stores, acquires from or transfers to Circuit City Stores assets with a fair market value exceeding $2,000,000 or engages in other "self-dealing" transactions specified in the shareholder rights plan, then each holder of a CarMax group right and each holder of a Circuit City group right, other than the acquiring person (whose rights are thereafter void), will be entitled to receive, upon the exercise of such right, a number of shares of CarMax group stock or Circuit City group stock, respectively, having a market value two times the exercise price.

   At any time following the date on which a person or group of persons becomes an acquiring person, if:


  . Circuit City Stores merges or enters into any similar business combination and Circuit City Stores is not the surviving corporation,

  . another entity merges or enters into any similar transaction with Circuit City Stores, and Circuit City Stores is the surviving corporation but all or part of our common stock is converted or exchanged for other securities, cash or property,

  .  Circuit City Stores enters into a statutory share exchange, or

  . 50% or more of the assets or earning power of Circuit City Stores is sold or transferred,

then each holder of a CarMax group right and each holder of a Circuit City group right will be entitled to receive, upon the exercise of such right, a number of shares of common stock of the acquiring entity having a market value two times the exercise price.

   At any time until 10 days following the date on which a person or group of persons becomes an acquiring person, our board of directors may redeem all of the CarMax group rights at a redemption price of $.01 per right and all of the Circuit City group rights at a redemption price of $.005 per right. On the redemption date, the rights will expire and the only entitlement of the holders of rights will be to receive the redemption price.


   At any time after a person becomes an acquiring person, and before any acquiring person acquires 50% or more of the outstanding shares of our common stock, we may require a holder to exchange all or any portion of its rights at an exchange ratio of:

  . one share of CarMax group stock or one four-hundredth of a share of Series F preferred stock per CarMax group right, or

  . one share of Circuit City group stock or one eight-hundredth of a share of Series E preferred stock per Circuit City group right.

   Until a right is exercised, the holder of a right will have no rights as a shareholder of Circuit City Stores, including, without limitation, the right to vote or to receive dividends. After exercise, each one four-hundredth of a share of Series F preferred stock will be entitled to:

  . a quarterly dividend equal to the greater of the quarterly dividend declared on the CarMax group stock or $.01,

  . upon liquidation, a minimum preferential liquidation payment equal to the greater of $100 or the market price of the CarMax group stock at the time of liquidation, plus accrued and unpaid dividends, and

  . in the event of a merger, consolidation or other transaction in which CarMax group stock is exchanged, the same amount received per share of CarMax group stock.

   After exercise, each one eight-hundredth of a share of Series E preferred stock will be entitled to:

  . a quarterly dividend equal to the greater of the quarterly dividend declared on the Circuit City group stock or $.005,

  . upon liquidation, a minimum preferential liquidation payment equal to the greater of $125 or the market price of the Circuit City group stock at the time of liquidation, plus accrued and unpaid dividends, and

  . in the event of a merger, consolidation or other transaction in which Circuit City group stock is exchanged, the same amount received per share of Circuit City group stock.

   The CarMax group rights and the Circuit City group rights will expire on April 14, 2008, unless earlier exercised by a holder or redeemed by Circuit City Stores.

   Provisions of our shareholder rights plan relating to the principal economic terms of the rights generally may not be amended at any time. At any time prior to a distribution date, without the approval of any holders of rights, we may supplement or amend other provisions of the shareholder rights plan in any manner, whether or not such supplement or amendment is or would be adverse to any holders of the rights. Thereafter, we may, without the approval of any holders of rights, supplement or amend the shareholder rights plan only:

  .  to cure any ambiguity, defect or inconsistency,

  .  to shorten any time period contained in the rights plan,

  . to lengthen any time period contained in the rights plan for the purpose of protecting, enhancing or clarifying the rights of holders of rights (provided that the time period for redemption of the rights may not be lengthened if the rights are not redeemable at the time of such amendment), or

  . in any manner that would not adversely affect the interests of the holders of rights, other than interests of an acquiring person.

   Although the issuance of the rights will not be taxable to shareholders or to Circuit City Stores, shareholders may, depending upon the circumstances, recognize taxable income at such time as the rights become exercisable or are exercised for common stock or other consideration of Circuit City Stores or for common stock of an acquiring person, as described above.

Anti-Takeover Considerations, Our Articles of Incorporation and Bylaws

   The following discussion concerns material provisions of Virginia law, our articles of incorporation and our bylaws that could be viewed as having the effect of discouraging an attempt to obtain control of Circuit City Stores. We have described the anti-takeover aspects of our shareholder rights plan above.

   Anti-Takeover Statutes

   We are subject to the Virginia anti-takeover law regulating "control share acquisitions." A control share acquisition is an acquisition of voting shares by a person which, when added to all the other voting shares beneficially owned by that person, would cause that person's voting strength with respect to an election of directors to meet or exceed any of the following thresholds:

  .  one-fifth,

  .  one-third, or

  .  a majority.

   Under Virginia law, shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or the articles of incorporation or bylaws of the corporation provide that this regulation does not apply to acquisitions of its shares. An acquiring person that owns five percent or more of the corporation's voting stock may require that a special meeting of the shareholders be held, within 50 days of the acquiring person's request, to consider the grant of voting rights to the shares acquired or to be acquired in the control share acquisition. If voting rights are not granted and the corporation's articles of incorporation or bylaws permit, the acquiring person's shares acquired in a control share acquisition may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person's cost. Virginia law grants dissenters' rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation's voting shares.

   We are also subject to the Virginia law regulating "affiliated transactions." Material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by:

  .   the holders of at least two-thirds of the remaining voting shares, and

  . a majority of the disinterested directors if the acquisition transaction occurs within three years after the acquiring person became a 10% holder.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than five percent. There are certain exceptions to these approval requirements, including an exception for acquisition transactions with a 10% holder whose acquisition of its 10% interest was pre-approved by a majority of the disinterested directors.

   Financing Arrangements

   Some of our financing arrangements permit the termination of those arrangements and the acceleration of our borrowings or other obligations thereunder if:

  . any person or group becomes, or acquires the right to become, the beneficial owner of stock representing 50% or more of the combined voting power of our outstanding voting stock, or

  . a transaction occurs as a result of which the directors immediately prior to the transaction (together with persons elected or nominated by not less than two-thirds of those directors) cease to constitute a majority of our board of directors.

   Board of Directors; Classification; Removal; Vacancies

   Our board of directors is divided into three classes of directors serving staggered three-year terms. Each class consists of, as nearly as possible, one-third of the total number of directors. The classification of directors makes it more difficult for shareholders to change the composition of our board of directors. At least two annual meetings of shareholders, instead of one, generally will be required to change the majority of our board of directors. The classification provisions of our bylaws could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Circuit City Stores.

   Our bylaws provide that the number of members of our board of directors shall be 12. Under Virginia law, our board of directors may amend the bylaws from time to time to increase or decrease the number of directors by up to 30% of the number of directors in office immediately following the most recent election of directors by our shareholders; provided, that any decrease in the number of directors may not shorten an incumbent director's term or reduce any quorum or voting requirements until the person ceases to be a director. However, under our articles of incorporation, our total number of directors may not exceed 17 and the aggregate number of vacancies resulting from an increase in the number of directors which may be created and filled by action of the board of directors between annual meetings of shareholders may not exceed two.


   Under Virginia law, a member of our board of directors may be removed with or without cause by a majority of the votes entitled to be cast at a meeting of shareholders called expressly for that purpose at which a quorum is present. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove the director.

   Our bylaws provide that any vacancy occurring on our board of directors, including a vacancy resulting from the removal of a director or an increase in the number of directors, may be filled:

  .  by our shareholders,

  .  by the remaining directors, or

  . by the affirmative vote of a majority of the remaining directors, though less than a quorum.

   Special Meetings of Shareholders

   Our bylaws provide that special meetings of shareholders may be called only by the chairman of our board of directors, our president or our board of directors.

   Shareholder Nominations and Proposals

   Our bylaws provide that a shareholder may nominate one or more persons for election as directors at a meeting only if advance notice of such nomination has been delivered to the Secretary of Circuit City Stores, by personal delivery or United States mail, not later than:

  . with respect to an election to be held at an annual meeting of shareholders, 120 days in advance of such meeting, or

  . with respect to a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is given to shareholders.

   The foregoing notice must describe:

  . the name and address of the shareholder making the nomination and of the person or persons being nominated,

  . a representation that the shareholder is a holder of record of stock in Circuit City Stores entitled to vote at such meeting and intends to appear in person or by proxy at the meeting,

  . a description of all the arrangements or understandings between the shareholder and each nominee and any other person pursuant to which the nomination is being made by the shareholder,

  . such other information regarding each nominee as would be required by the Securities and Exchange Commission to be included in a proxy statement had the nominee been nominated or intended to be nominated by the board of directors, and

  . the consent of each nominee to serve as a director of Circuit City Stores if so elected.

   Our bylaws provide that a shareholder may present business before an annual meeting of shareholders if advance notice of such proposal has been delivered to the Secretary of Circuit City Stores, by personal delivery or United States mail:

  . on or after February 1st and before March 1st of the year in which the meeting will be held, or

  . not less than 90 days before the date of the meeting if the date of such meeting has been changed by more than 30 days.

   The foregoing notice must describe:

  .  the name and address of the shareholder proposing business,

  . the class and number of shares of stock of Circuit City Stores beneficially owned by such shareholder,

  . a brief description of the business desired to be brought before the meeting, including the complete text of any resolution and the reasons for conducting such business at the meeting, and

  .  any interest that the shareholder may have in such business.

These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any shareholder to a vote of the shareholders.

   Liability of Officers and Directors

   Our articles of incorporation limit or eliminate the liability of our directors and officers to the fullest extent permitted by Virginia law.

   Stock Transfer Agent and Registrar

   Wells Fargo Bank Minnesota, N.A. acts as the stock transfer agent, rights agent and registrar for both CarMax group stock and Circuit City group stock.

                             INTER-GROUP POLICIES

   Our board of directors has adopted inter-group policies regarding the relationship between the CarMax group and the Circuit City group.

Amendment and Modification of Our Inter-Group Policies

   Our board of directors may, without shareholder approval, modify or rescind our inter-group policies. Our board of directors also may, without shareholder approval, adopt additional policies, or make exceptions to policies, that may have a disparate effect on our two series of stock. Any modifications, rescissions, additions or exceptions would be made, by our board of directors in its good faith business judgment of Circuit City Stores' best interests, taking into consideration the interests of all common shareholders regardless of class or series.

Financial Reporting

   Circuit City Stores prepares financial statements in accordance with accounting principles generally accepted in the United States consistently applied, for both the CarMax group and the Circuit City group, except that the Circuit City group accounts for its interest in the CarMax group in a manner similar to the equity method of accounting. Generally accepted accounting principles would require that the CarMax group be consolidated with the Circuit City group. These financial statements, taken together, comprise all of the accounts included in the consolidated financial statements of Circuit City Stores. The financial statements of each group reflect the financial position, results of operations and cash flows of the businesses included in each group, and include allocated portions of our corporate general and administrative costs and other shared services.


Allocation Matters

   Financial Activities

   We manage our inter-group financial activities on a centralized basis. These financial activities include the investment of surplus cash, the issuance and repayment of short-term and long-term debt, the increase or decrease in the number of shares of CarMax group stock reserved for the Circuit City group or for issuance to holders of Circuit City group stock, other transfers of property between the groups and the issuance of CarMax group stock and Circuit City group stock.

   Transfers Between Groups. If we reallocate cash or other property allocated to one group to the other group, our board of directors will determine to account for that reallocation in one of the following ways:

  .  as a reallocation of pooled debt;

  .  as a short-term or long-term loan from one group to the other group;

  . as an increase or decrease in the number of shares of CarMax group stock reserved for the Circuit City group or for issuance to holders of Circuit City group stock; or

  .  as a sale of assets between the two groups.

   One exception to this procedure is when we pay dividends or make other distributions on CarMax group stock when we have reserved shares of CarMax group stock for the Circuit City group or for issuance to holders of Circuit City group stock. We discuss this exception below.

   We do not have specific criteria to determine which of the foregoing would be applied to a particular reallocation of cash or property from one group to the other group. Our board of directors would make this determination in the exercise of its business judgment based upon all relevant circumstances, including the financing needs and objectives of the recipient group, the investment objectives of the transferring group, the availability and cost of alternative financing sources, prevailing interest rates and general economic conditions.

   Debt. Circuit City Stores' debt is either pooled between the CarMax group and the Circuit City group or is allocated entirely to one group. The cash we allocate to one group that is used to repay pooled debt will decrease that group's allocated portion of the pooled debt. The cash or other property we allocate to one group that is transferred to the other group will, if so determined by our board of directors, decrease the transferring group's allocated portion of the pooled debt and, correspondingly, increase the recipient group's allocated portion of the pooled debt. Pooled debt bears a weighted average interest rate calculated on a periodic basis and applied to the average pooled debt balance during the period. We reflect expenses related to increases in pooled debt in the weighted average interest of the pooled debt.

   Our board of directors may allocate cash or other property previously allocated to one group to the other group as a short-term loan or as a long-term loan. Our board of directors will establish the terms on which loans between the groups are made, including interest rate, amortization schedule, maturity and redemption terms.

   Changes in Reserved Shares. Our board of directors may also allocate cash or other property previously allocated to the Circuit City group to the CarMax group to increase the number of shares of CarMax group stock reserved for the Circuit City group or for issuance to holders of Circuit City group stock. Our board of directors may also allocate cash or other property previously allocated to the CarMax group to the Circuit City group to decrease the number of shares of CarMax group stock reserved for the Circuit City group or for issuance to holders of Circuit City group stock.

   Transfers of Other Property. Our board of directors will make all reallocations of material assets from one group to the other group on a fair value basis, as determined by our board of directors.

   Issuance and Purchases of Common Stock; Dividends. When we issue shares of CarMax group stock and allocate the proceeds to the CarMax group, we will reflect those proceeds entirely in the financial statements of the CarMax group. When we issue shares of Circuit City group stock, or when we issue additional shares of CarMax group stock and allocate those proceeds to the Circuit City group when we have reserved shares of CarMax group stock for the Circuit City group or for issuance to holders of Circuit City group stock, we will reflect those proceeds entirely in the financial statements of the Circuit City group.

   We will reflect dividends or other distributions on, and purchases of, shares of CarMax group stock or Circuit City group stock entirely in the respective financial statements of the CarMax group or the Circuit City group, respectively. However, for as long as there are shares of CarMax group stock reserved for the Circuit City group or for issuance to holders of Circuit City group stock, we will credit the Circuit City group's financial statements, and we will charge the CarMax group's financial statements, with an amount that is proportionate to the aggregate amount paid in respect of the dividend or other distribution.

   Corporate General and Administrative Costs

   We generally allocate corporate general and administrative costs for shared corporate services to the CarMax group and the Circuit City group based upon their use of those services. Where determinations based on use alone are not practical, we use other methods and criteria that our management believes to be equitable and provide a reasonable estimate of the costs attributable to each group.

   Taxes

   We calculate U.S. federal income taxes on a consolidated basis and allocate them to each group in accordance with our tax allocation policy. We reflect these allocated amounts in the financial statements of each group. In general, we allocate the consolidated tax provision and related tax payments or refunds between the groups, based principally on the financial income, taxable income, credits and other amounts directly related to each group. We allocate tax benefits that cannot be used by the group generating the benefit, but which can be utilized on a consolidated basis, to the group that generated the benefit. As a result, the allocated group amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted had each group filed a separate tax return. We generally compute state income taxes on a separate company basis.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

   Prospective investors should consult their own tax advisors concerning the tax consequences of acquiring, owning and disposing of shares of CarMax group stock in light of their particular circumstances. The tax summary provided below is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.

   We summarize below the material U.S. federal income tax consequences of acquiring, owning and disposing of shares of CarMax group stock. We base this summary on the Internal Revenue Code of 1986, as amended, Treasury Department regulations promulgated thereunder and interpretations of each by the courts and the Internal Revenue Service, all as they exist as of the date of this document and all of which are subject to change at any time, possibly with retroactive effect. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to the CarMax group stock, or the Treasury Department could issue regulations or other guidance that change current law, including regulations issued pursuant to its broad authority under Section 337(d) of the Internal Revenue Code. Any future legislation or regulations (or other guidance) could alter significantly the tax consequences summarized herein.

   This summary does not discuss all U.S. federal tax considerations that may be relevant to you in light of your particular circumstances, nor does it address any state, local or foreign tax consequences that may result from the receipt, ownership or disposition of shares of CarMax group stock. In addition, this summary does not apply to you if:

  . you acquire or hold shares of CarMax group stock from the exercise of an option or other similar security or otherwise receive shares of CarMax group stock as compensation;

  . you do not acquire and hold shares of CarMax group stock as a capital asset;

  .  you are a person whose "functional currency" is not the U.S. dollar;

  . you acquire or hold shares of CarMax group stock as part of a straddle, hedging or conversion transaction, synthetic security, or an integrated or constructive sale transaction; or

  . you are a person subject to special rules under the U.S. federal income tax laws, such as a financial institution, an insurance company, a tax-exempt organization, a mutual fund, a broker dealer, or an S corporation or other pass-through entity.

U.S. Federal Income Tax Consequences of the Issuance of CarMax Group Stock

   In the opinion of McGuireWoods LLP, our tax counsel, the shares of CarMax group stock will be considered common stock of Circuit City Stores for U.S. federal income tax purposes. Accordingly, for U.S. federal income tax purposes, we believe neither you nor we will recognize any income, gain or loss as a result of the issuance of the CarMax group stock. As discussed below, however, the U.S. federal income tax treatment of tracking stock such as CarMax group stock has not been authoritatively settled.

   No ruling has been sought from the Internal Revenue Service. In fact, the Internal Revenue Service has announced that it will not issue advance rulings on the classification of an instrument that has certain voting and liquidation rights in an issuing corporation but the dividend rights of which are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary. In addition, there are no court decisions or other authorities that bear directly on the U.S. federal income tax consequences of issuing, converting or classifying instruments with characteristics similar to those of the CarMax group stock. The opinion of McGuireWoods LLP is not binding on the Internal Revenue Service or the courts and merely represents the best judgment of McGuireWoods LLP based upon existing authorities and customary representations made to it by management.

   It is possible, therefore, that the Internal Revenue Service could assert successfully that the shares of CarMax group stock represent property other than stock of Circuit City Stores. In that event, we would be required to recognize significant taxable income or gain on the sale or distribution of shares of CarMax group stock, and we could lose our ability to file consolidated U.S. federal and state income tax returns with the entities in the CarMax group.

U.S. Federal Income Tax Consequences of the Conversion of CarMax Group Stock

   We have the right, at any time, to convert one series of our common stock into the other at a premium. Under current law, assuming that, at the time of conversion, each series of stock is considered common stock of Circuit City Stores for U.S. federal income tax purposes, generally:

  . no gain or loss would be recognized for U.S. federal income tax purposes by us or by holders of the converted shares (except where cash is received in lieu of fractional shares);

  . the tax basis in the shares received as the result of the conversion would equal the adjusted tax basis in the shares surrendered, subject to adjustment for fractional shares redeemed for cash; and

  . the holding period in the received shares would include the holding period of the shares surrendered in the exchange.

   As noted above, however, there are no court decisions or other authorities bearing directly on the U.S. federal income tax consequences of issuing, converting, or classifying instruments with characteristics similar to those of the CarMax group stock. Congress could enact legislation (such as that proposed in the Clinton Administration Budget Proposals in 1999 and 2000) or the Treasury Department could issue regulations or other guidance that change current law, possibly with retroactive effect. It is possible, therefore, that the Internal Revenue Service could successfully assert that the conversion of one series of our common stock into the other series of our common stock could be taxable to you and/or to us.

Tax Consequences to Non-United States Shareholders

   The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of the CarMax group stock by a non-U.S. shareholder. For purposes of this discussion, a non-U.S. shareholder generally is a holder who, for U.S. federal income tax purposes, is a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust.

   Dividends

   Generally, any dividend paid to a non-U.S. shareholder of CarMax group stock will be subject to U.S. withholding tax at a 30% rate (or a lower rate if provided under an applicable income tax treaty). However, dividends paid to a non-U.S. shareholder that are effectively connected with the non-U.S. shareholder's conduct of a trade or business within the U.S. will not be subject to the withholding tax, but instead, will be subject to regular U.S. federal income tax at the graduated rates in the same manner as if the non-U.S. shareholder were a U.S. resident, unless a tax treaty exemption applies to exclude such dividends from U.S. tax.

   If the non-U.S. shareholder is a corporation, any effectively connected income may also be subject to a branch profits tax at a rate of 30% (or a lower rate if provided under an applicable income tax treaty). A non-U.S. shareholder may be required to satisfy certain certification requirements to claim treaty benefits or otherwise claim a reduction of, or exemption from, the withholding obligation described above.

   Sale or Exchange of CarMax Group Stock

   A non-U.S. shareholder generally will not be subject to U.S. federal income tax on any gain realized on the taxable sale or exchange of CarMax group stock unless:

  . the gain is effectively connected with the conduct of a trade or business of the non-U.S. shareholder within the United States, or to the extent required by an applicable income tax treaty the gain is attributable to a "permanent establishment" maintained by the non-U.S. shareholder in the United States;

  . the non-U.S. shareholder is a non-resident alien individual present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are satisfied;

  . the non-U.S. shareholder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates; or

  . the non-U.S. shareholder has owned, directly or indirectly, more than five percent of the value of the class of stock in question at any time during the five-year period ending at the time of the sale or exchange, and we are a United States real property holding corporation (as defined in Section 897 of the Internal Revenue Code) during the shorter of the period for which the non-U.S. shareholder holds the CarMax group stock or the five-year period ending at the time of the sale or exchange.

   We do not believe that we are a United States real property holding corporation as of the date hereof, although it has not been determined or established whether we will be a United States real property holding corporation in the future.

Information Reporting and Backup Withholding for U.S. and Non-U.S.
Shareholders

   Certain non-corporate holders of CarMax group stock may be subject to backup withholding tax on the payment of dividends on such stock. Backup withholding will apply only if the shareholder fails to provide us with his correct taxpayer identification number or otherwise fails to establish his exemption from withholding in accordance with the Internal Revenue Code and applicable Treasury regulations. Shareholders should consult their tax advisors regarding their qualification for a tax exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

   Generally, non-U.S. shareholders will not be subject to backup withholding on the payment of dividends if they provide us with certain documentation of their foreign status. In addition, a foreign partnership and certain foreign trusts must provide additional documentation, which certifies that the individual partners, beneficiaries, or owners of the partnership or trust are non-U.S. shareholders and provides the individual partners', beneficiaries' or owners' names and addresses.

   Upon the sale or other taxable disposition of CarMax group stock by a shareholder to or through certain third parties, including a U.S. broker or the U.S. office of a foreign broker, the broker generally must backup withhold and report the sale to the Internal Revenue Service unless the holder certifies its taxpayer identification number or its exempt non-U.S. status under penalties of perjury, or otherwise establishes an exemption from backup withholding. Upon the sale or other taxable disposition of CarMax group stock by a non-U.S. shareholder to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, the broker generally must report the sale to the Internal Revenue Service, but not backup withhold, unless the broker has documentary evidence in its files that the seller is a non-U.S. shareholder and/or certain other conditions are met, or the holder otherwise establishes an exemption.

   Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules are generally allowable as credit against a shareholder's U.S. federal income tax liability, if any, which may entitle such shareholder to a refund, provided that the required information is furnished to the Internal Revenue Service.

   Prospective purchasers of CarMax group stock are urged to consult their own tax advisors as to the U.S. federal, state, local and foreign tax consequences of acquiring, holding, and disposing of CarMax group stock in light of their particular circumstances and the potential changes in the applicable U.S. tax laws.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and UBS Warburg LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the respective number of shares of CarMax group stock set forth opposite the names of the underwriters below:


                                                                       Number of
   Name                                                                 Shares
   ----                                                                ---------
   Morgan Stanley & Co. Incorporated..................................
   Banc of America Securities LLC.....................................
   UBS Warburg LLC....................................................




       Total.......................................................... 7,500,000
                                                                       =========


   The underwriters are offering the shares of CarMax group stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of CarMax group stock offered by this prospectus are subject to the approval of specific legal matters by their counsel and to other conditions. The underwriters are obligated to purchase all of the shares of CarMax group stock offered by this prospectus if any shares are taken. However, the underwriters are not required to purchase the shares covered by the underwriters' over-allotment option described below.

   The underwriters initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may also offer the shares to securities dealers
at a price that represents a concession not in excess of $    a share under
the public offering price. Any underwriter may allow, and those dealers may
reallow, a concession not in excess of $    a share to other underwriters or
to some dealers. After the initial offering of the shares, the offering price and other selling terms may from time to time be changed by the representatives.


   Circuit City Stores has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,125,000 additional shares of CarMax group stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of the additional shares as the number set forth next to the underwriter's name in the preceding table bears to the total number of shares of CarMax group stock set forth next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public for this offering
would be $   , the total underwriters' discounts and commissions would be $
and total proceeds to Circuit City Stores would be $   .

   Each of Circuit City Stores and our senior officers who manage the CarMax group and who hold shares of or options for CarMax group stock has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it or he will not, during the period ending 90 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of CarMax group stock or any securities convertible into or exercisable or exchangeable for CarMax group stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the CarMax group stock;

whether any transaction described above is to be settled by delivery of shares of CarMax group stock or other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  .  the sale of CarMax group stock to the underwriters;

  . the issuance by us of shares of CarMax group stock and the grant by us of stock options and similar rights, in each case under our existing benefit plans for employees and directors;


  . transactions by any person other than us relating to shares of CarMax group stock or other securities acquired in open market transactions after the completion of the offering;


  . bona fide gifts by any person other than us, provided that the donees of any such gifts have agreed in writing to be bound by the foregoing restrictions; or


  . transfers or dispositions of shares of CarMax group stock or any security convertible into CarMax group stock by sale or delivery to us.

   The CarMax group stock is traded on the New York Stock Exchange under the symbol "KMX."

   In order to facilitate the offering of the CarMax group stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the CarMax group stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in CarMax group stock for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the CarMax group stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of CarMax group stock in the open market to stabilize the price of the CarMax group stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the CarMax group stock in the offering if the syndicate repurchases previously distributed CarMax group stock to cover syndicate short positions or to stabilize the price of the CarMax group stock. These activities may stabilize or maintain the market price of the CarMax group stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   We and the underwriters have agreed to indemnify each other against a variety of liabilities, including liabilities under the Securities Act.

   From time to time, some of the underwriters and their affiliates have provided, and continue to provide, investment banking services to us. Bank of America, N.A., an affiliate of Banc of America Securities LLC, provides CarMax customers with third party automobile financing and is a participant in securitization programs for credit card receivables of the Circuit City group and automobile loan receivables of the CarMax group.


                                 LEGAL MATTERS

   The validity of the CarMax group stock will be passed upon for us by McGuireWoods LLP, Richmond, Virginia. Certain legal matters relating to the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York. Lawyers of McGuireWoods LLP own approximately 18,000 shares of Circuit City group stock and approximately 36,000 shares of CarMax group stock.

                                    EXPERTS

   KPMG LLP, our independent auditors, have audited the Circuit City Stores, Inc. consolidated financial statements and schedule, the financial statements and schedule of the Circuit City group and the financial statements and schedule of the CarMax group included in the Circuit City Stores, Inc. Annual Report on Form 10-K for the year ended February 28, 2001, as set forth in their reports, which are incorporated by reference in this prospectus. These financial statements and schedules are incorporated by reference in reliance on their reports, given on the authority of that firm as experts in accounting and auditing. The reports of KPMG LLP dated April 2, 2001 covering the Circuit City group financial statements as of February 28, 2001 and February 29, 2000 and for each of the fiscal years in the three-year period ended February 28, 2001, and the related financial statement schedule, include a qualification related to the effects of not consolidating the CarMax group with the Circuit City group as required by accounting principles generally accepted in the United States of America.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

   The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. In addition, any information that we file with the SEC subsequent to the date of this prospectus will automatically update this prospectus. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of the CarMax group stock contemplated by this prospectus is completed:

  .  Annual Report on Form 10-K for the year ended February 28, 2001;

  .  Quarterly Report on Form 10-Q for the quarter ended May 31, 2001;


  . Description of the CarMax group stock contained in the Form 8-A filed January 2, 1997, as amended by the Forms 8-A/A filed January 31, 1997, July 8, 1997, April 28, 1998 and May 7, 1999 (File No. 1-5767); and

  . Description of the rights to purchase our series E cumulative participating preferred stock, par value $20 per share, and the rights to purchase our series F cumulative participating preferred stock, par value $20 per share, contained in the Form 8-A filed April 28, 1998, as amended by the Form 8-A/A filed May 7, 1999 (File No. 1-5767).

   You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address:

                             Circuit City Stores, Inc.
                             9950 Mayland Drive
                             Richmond, Virginia 23233
                             Attention: Corporate Secretary
                             Telephone: (804) 527-4022

   We have also filed a registration statement (No. 333-62962) with the SEC relating to the CarMax group stock. This prospectus is part of the registration statement. You may obtain from the SEC a copy of the registration and exhibits that we filed with the SEC when we registered the CarMax group stock. The registration statement may contain additional information that may be important to you.

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CARMAX.COM WEB SITE]    AND VEHICLE]




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                                 [CARMAX LOGO]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution*

   The following table sets forth the expenses other than underwriting discounts and commissions (all of which will be paid by Circuit City Stores, Inc.) to be incurred in connection with the registration and sale of the securities:

   Securities and Exchange Commission filing fee....................... $30,888
   NASD filing fee.....................................................  12,855
   NYSE listing fee....................................................      **
   Blue Sky fees and expenses..........................................      **
   Accounting fees and expenses........................................      **
   Legal fees and expenses.............................................      **
   Printing and engraving expenses.....................................      **
   Miscellaneous.......................................................      **
                                                                        -------
     Total............................................................. $    **
                                                                        =======

--------
 * All of the above amounts, other than the Securities and Exchange Commission filing fee, the NASD filing fee and the NYSE listing fee, are estimates.
**  To be filed by pre-effective amendment.

Item 15. Indemnification of Directors and Officers

   The laws of the Commonwealth of Virginia pursuant to which Circuit City Stores is incorporated permit it to indemnify its officers and directors against certain liabilities with the approval of its shareholders. The Amended and Restated Articles of Incorporation of Circuit City Stores, as amended, which have been approved by our shareholders, provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at the request of Circuit City Stores as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made a party by reason of his or her being or having been a director or officer of Circuit City Stores, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of the criminal law.

   Circuit City Stores has purchased directors' and officers' liability insurance policies. Within the limits of their coverage, the policies insure
(1) the directors and officers of Circuit City Stores and its subsidiaries against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by Circuit City Stores and (2) Circuit City Stores to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.

   In the Underwriting Agreement, a proposed form of which is filed as Exhibit
1.1 hereto, the Underwriters will agree to indemnify, under certain conditions, Circuit City Stores, its directors, certain of its officers and persons who control Circuit City Stores within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 16. Exhibits


 Exhibit
   No.                                  Document
 -------                                --------
  1.1    Form of Underwriting Agreement.**

  4.1    Amended and Restated Articles of Incorporation of Circuit City Stores,
         Inc., effective February 3, 1997, filed as Exhibit 3(i)(a) to our
         Amended Quarterly Report on Form 10-Q/A for the quarter ended May 31,
         1999 (File No. 1-5767), are expressly incorporated herein by this reference.

  4.2    Articles of Amendment to our Amended and Restated Articles of
         Incorporation, effective April 28, 1998, filed as Exhibit 3(i)(b) to our Amended Quarterly Report on Form 10-Q/A for the quarter ended May
         31, 1999 (File No. 1-5767), are expressly incorporated herein by this reference.

  4.3    Articles of Amendment to our Amended and Restated Articles of
         Incorporation, effective June 22, 1999, filed as Exhibit 3(i)(c) to our Amended Quarterly Report on Form 10-Q/A for the quarter ended
         May 31, 1999 (File No. 1-5767), are expressly incorporated herein by this reference.

  4.4    Form of Certificate of Circuit City Stores, Inc.--CarMax Group Common
         Stock, filed as Exhibit 4.3(a) to our Registration Statement on Form
         S-3 (Registration No. 333-15995) is expressly incorporated herein by this reference.

  4.5    Form of Certificate of Circuit City Stores, Inc.--Circuit City Group
         Common Stock, filed as Exhibit 4.3(b) to our Registration Statement on
         Form S-3 (Registration No. 333-15995) is expressly incorporated herein by this reference.

  4.6    Bylaws of Circuit City Stores, Inc., as amended and restated April 11,
         2000, filed as Exhibit 3(ii) to our Quarterly Report on Form 10-Q for the quarter ended May 31, 2000 (File No. 1-5767), are expressly incorporated herein by this reference.

  4.7    First Amended and Restated Rights Agreement dated as of February 16,
         1999, between Circuit City Stores, Inc. and Norwest Bank Minnesota,
         N.A., as Rights Agent, filed as Exhibit 1 to our Form 8-A/A filed on May 7, 1999, is expressly incorporated herein by this reference.

  5.1 Opinion and consent of McGuireWoods LLP, regarding the legality of the securities being registered.*

  8.1    Opinion and consent of McGuireWoods LLP as to certain tax matters.*

 23.1    Consent of KPMG LLP.**

 23.2    Consents of McGuireWoods LLP (included in Exhibits 5.1 and 8.1).

 24.1    Powers of Attorney.**

--------
 *  To be filed by amendment.
**  Filed herewith.

Item 17. Undertakings

   1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the provisions described under Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification by it is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   3. The undersigned registrant hereby undertakes that:

     (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia, on the 9th day of July 2001.

                                          Circuit City Stores, Inc.

                                                 /s/ Michael T. Chalifoux
                                          By __________________________________
                                                   Michael T. Chalifoux
                                              Executive Vice President, Chief
                                                    Financial Officer,
                                             Corporate Secretary and Director

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities indicated on the 9th day of July 2001.


                 Signature                                     Title
                 ---------                                     -----

        /s/ W. Alan McCollough*             President, Chief Executive Officer and
___________________________________________  Director (Principal Executive Officer)
            W. Alan McCollough

       /s/ Michael T. Chalifoux             Executive Vice President, Chief Financial
___________________________________________  Officer Corporate Secretary and Director
           Michael T. Chalifoux              (Principal Financial Officer)

          /s/ Philip J. Dunn*               Senior Vice President, Treasurer, Corporate
___________________________________________  Controller and Chief Accounting Officer
              Philip J. Dunn                 (Principal Accounting Officer)

        /s/ Richard N. Cooper*              Director
___________________________________________
             Richard N. Cooper

        /s/ Barbara S. Feigin*              Director
___________________________________________
             Barbara S. Feigin

        /s/ James F. Hardymon*              Director
___________________________________________
             James F. Hardymon

       /s/ Robert S. Jepson Jr.*            Director
___________________________________________
           Robert S. Jepson Jr.

         /s/ Hugh G. Robinson*              Director
___________________________________________
             Hugh G. Robinson

                 Signature                                     Title
                 ---------                                     -----

         /s/ Mikael Salovaara*              Director
___________________________________________
             Mikael Salovaara

         /s/ Richard L. Sharp*              Director
___________________________________________
             Richard L. Sharp

           /s/ John W. Snow*                Director
___________________________________________
               John W. Snow

          /s/ Carolyn Y. Woo*               Director
___________________________________________
              Carolyn Y. Woo

         /s/ Michael T. Chalifoux
*By: ______________________________________
           Michael T. Chalifoux
             Attorney-in-Fact

                                 EXHIBIT INDEX


 Exhibit
   No.                                  Document
 -------                                --------
   1.1   Form of Underwriting Agreement.**

   4.1   Amended and Restated Articles of Incorporation of Circuit City Stores,
         Inc., effective February 3, 1997, filed as Exhibit 3(i)(a) to our
         Amended Quarterly Report on Form 10-Q/A for the quarter ended May 31,
         1999 (File No. 1-5767), are expressly incorporated herein by this reference.

   4.2   Articles of Amendment to our Amended and Restated Articles of
         Incorporation, effective April 28, 1998, filed as Exhibit 3(i)(b) to our Amended Quarterly Report on Form 10-Q/A for the quarter ended May
         31, 1999 (File No. 1-5767), are expressly incorporated herein by this reference.

   4.3   Articles of Amendment to our Amended and Restated Articles of
         Incorporation, effective June 22, 1999, filed as Exhibit 3(i)(c) to our Amended Quarterly Report on Form 10-Q/A for the quarter ended
         May 31, 1999 (File No. 1-5767), are expressly incorporated herein by this reference.

   4.4   Form of Certificate of Circuit City Stores, Inc.--CarMax Group Common
         Stock, filed as Exhibit 4.3(a) to our Registration Statement on Form
         S-3 (Registration No. 333-15995) is expressly incorporated herein by this reference.

   4.5   Form of Certificate of Circuit City Stores, Inc.--Circuit City Group
         Common Stock, filed as Exhibit 4.3(b) to our Registration Statement on
         Form S-3 (Registration No. 333-15995) is expressly incorporated herein by this reference.

   4.6   Bylaws of Circuit City Stores, Inc., as amended and restated April 11,
         2000, filed as Exhibit 3(ii) to our Quarterly Report on Form 10-Q for the quarter ended May 31, 2000 (File No. 1-5767), are expressly incorporated herein by this reference.

   4.7   First Amended and Restated Rights Agreement dated as of February 16,
         1999, between Circuit City Stores, Inc. and Norwest Bank Minnesota,
         N.A., as Rights Agent, filed as Exhibit 1 to our Form 8-A/A filed on May 7, 1999, is expressly incorporated herein by this reference.

   5.1 Opinion and consent of McGuireWoods LLP, regarding the legality of the securities being registered.*

   8.1   Opinion and consent of McGuireWoods LLP as to certain tax matters.*

  23.1   Consent of KPMG LLP.**

  23.2   Consents of McGuireWoods LLP (included in Exhibits 5.1 and 8.1).

  24.1   Powers of Attorney.**

--------
 *  To be filed by amendment.
**  Filed herewith.